18

05010333

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gold Peak Industries

*CURRENT ADDRESS

PROCESSED

AUG 1 2 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03604 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 8/10/05



3-31-05
ARS

Gold Peak Industries (Holdings) Limited
金山工業(集團)有限公司

GOLD PEAK

Annual Report 2004–2005 二零零四至二零零五年年報

Contents 目錄

Financial Calendar 財務日誌

[illegible]	Announcement of Interim Results	中期業績公佈
[illegible]	Announcement of Final Results	全年業績公佈
[illegible]	Book Closure	截止過戶日期
[illegible]	Annual General Meeting	股東週年大會
	Dividends	股息派發日期
[illegible]	• Interim Dividend	• 中期股息
[illegible]	• Final Dividend	• 末期股息



Waterfall Dream No.1
Wucius Wong (1936)

泉夢之一
王無邪（一九三六年）

The Group has chosen the painting titled "Waterfall Dream" dated 2000 by Wucius Wong, a renowned Hong Kong painter, for the cover of this year's annual report. Wucius' delicate brush strokes and crack-like patterns, coupled with his personal style, express the city dweller's longing for natural landscapes, a reverie that floats between dream and reality. Wucius gathers his fragmented recollections of nature, recombining them to evoke deeper thoughts and desires for the natural world. The painting thus echoes Gold Peak's mission of being people-centered and its pursuit of harmony with nature.

今年集團選取了香港著名畫家王無邪先生於二零零零年創作的「泉夢之一」作為年報的封面設計。王無邪先生用細密的筆墨，似裂縫的紋理，以獨特的個人風格，表現城市人對山川清泉的懷想，如夢如幻，亦虛亦實。他將在大自然中的記憶碎片撿拾，重新拼合著自我對自然的反思與冀望，正好與金山工業集團一向堅持以人為本的理念，努力追求與自然萬物和諧發展的目標，不謀而合。

Group Profile
集團簡介



Sweden 瑞典
Poland 波蘭
Denmark 丹麥
UK 英國
Netherlands 荷蘭
Germany 德國
Italy 意大利
UAE 阿聯酋
Pakistan 巴基斯坦
South Korea 南韓
Japan 日本
China 中國
Hong Kong 香港
Taiwan 台灣
Vietnam 越南
Sri Lanka 斯里蘭卡
Thailand 泰國
Indonesia 印尼
Philippines 菲律賓
Malaysia 馬來西亞
Singapore 新加坡
Australia 澳洲

□ Manufacturing & Distribution
產製及經銷

● Marketing & Distribution
銷售辦事處

Gold Peak Group is an Asian multinational group which owns a diversified portfolio of high-quality industrial investments via GP Industries Limited, its major industrial investment vehicle publicly listed in Singapore. Its Technology and Strategic Division is engaged in the development of new product technologies and strategic investments. In the industrial sectors, the Group has established a leadership position in Asia for most of its product categories including **GP Batteries** and **CLIPSAL** electrical installation products.

金山工業集團為一家亞洲跨國集團，透過其在新加坡上市之主要投資工具 — GP工業有限公司擁有多元化之優質工業投資項目，集團旗下之科技及策略部則從事發展新產品科技及策略性投資。在工業範疇方面，集團之主要產品類別已在亞太區建立領導地位，其中包括「**GP超霸**」電池及「**CLIPSAL奇勝**」裝置電器。

The Group's international **manufacturing and distribution network**

集團之 生產及分銷網絡遍佈全球



Canada 加拿大
USA 美國

GP Batteries

KEF

CELESTION

CLIPSAL

LIGHTHOUSE

GP Lighting

The parent company, Gold Peak Industries (Holdings) Limited, was established in 1964 and has been listed on the Stock Exchange of Hong Kong since 1984. Currently, Gold Peak holds an 87.1%* interest in GP Industries while GP Industries holds a 67.6%* interest in CIH Limited ("CIHL") and a 49.1%* interest in GP Batteries International Limited. GP Industries, CIHL and GP Batteries are publicly listed in Singapore.

Gold Peak Group has manufacturing, research and development, marketing and distribution operations in more than ten countries around the world. Including all divisions, the Group's turnover for 2004/2005 amounted to HK$7.8 billion and its total assets as at March 31, 2005 exceeded HK$9.2 billion. Including the major operations of its various divisions, the Group currently employs over 20,000 people worldwide.

* As at June 13, 2005

集團母公司金山工業(集團)有限公司於一九六四年成立，並自一九八四年在香港聯合交易所上市。金山工業現時擁有GP工業87.1%*股權，GP工業則擁有CIH Limited（「CIHL」）之67.6%*股權及金山電池國際有限公司之49.1%*股權。GP工業、CIHL及金山電池均在新加坡上市。

金山工業集團現時之生產設施、產品研究發展及銷售辦事處遍佈全球超過十個國家。連同其主要業務部門，集團於二零零四／二零零五年度之營業額達七十八億港元，於二零零五年三月三十一日總資產逾九十二億港元，在全球聘用員工超過二萬人。

* 於二零零五年六月十三日

Corporate Information
公司資料

Board of Directors

Executive
Victor LO Chung Wing, Chairman & Chief Executive
Andrew NG Sung On, Vice Chairman
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-executive
Vincent CHEUNG Ting Kau
LUI Ming Wah*
John LO Siew Kiong* (resigned on May 1, 2005)
Frank CHAN Chi Chung* (appointed on July 16, 2004)

* Independent Non-Executive Director

Audit Committee
LUI Ming Wah, Chairman
Vincent CHEUNG Ting Kau
John LO Siew Kiong (resigned on May 1, 2005)
Frank CHAN Chi Chung (appointed on July 16, 2004)

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
DBS Bank Ltd
Hang Seng Bank Limited
Citibank, N.A.
Bank of China (Hong Kong) Limited
Oversea-Chinese Banking Corporation Limited

Auditors
Deloitte Touche Tohmatsu

Secretary and Registered Office
WONG Man Kit
Gold Peak Building, 8th Floor, 30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133
Fax: (852) 2489 1879
E-mail: gp@goldpeak.com
Website: www.goldpeak.com

Share Registrars and Transfer Office
Abacus Share Registrars Limited
G/F. Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai, Hong Kong

ADR Depositary
The Bank of New York
101 Barclay Street, 22nd Floor, New York, NY 10286, USA

Stock Codes

Hong Kong Stock Exchange	40
ADR	GPINY US
Bloomberg	40 HK
Reuters	0040 HK

董事局

執行董事
羅仲榮，主席兼總裁
吳崇安，副主席
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事
張定球
呂明華*
羅肇強*(於2005年5月1日辭任)
陳志聰*(於2004年7月16日委任)

* 獨立非執行董事

審計委員會
呂明華，主席
張定球
羅肇強(於2005年5月1日辭任)
陳志聰(於2004年7月16日委任)

主要銀行
香港上海匯豐銀行有限公司
星展銀行
恒生銀行有限公司
花旗銀行
中國銀行(香港)有限公司
華僑銀行

核數師
德勤•關黃陳方會計師行

秘書及註冊辦事處
黃文傑
香港新界葵涌葵榮路30號
金山工業中心8樓
電話：(852) 2427 1133
傳真：(852) 2489 1879
電子郵遞：gp@goldpeak.com
網址：www.goldpeak.com

股票過戶登記處
雅柏勤證券登記有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下

美國預託證券機構
The Bank of New York
101 Barclay Street, 22nd Floor, New York, NY 10286, USA

股票代號

香港聯交所	40
美國預託證券	GPINY US
彭博資訊	40 HK
路透社	0040 HK

Group Structure
集團架構



GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
金山工業（集團）有限公司
Hong Kong-listed 香港上市
GP INDUSTRIES LIMITED
GP工業有限公司
Singapore-listed 新加坡上市
87.1%*
TECHNOLOGY & STRATEGIC DIVISION
科技及策略部
Electronics Division
電子部
Electronics & components
電子及零部件
Wire harness & cables
汽車配線及電纜
Acoustics
揚聲器
CIH Limited
Electrical wiring devices & installation systems
電器配件和裝置系統
Light fittings
照明系統
LED superscreens
發光二極管大型屏幕
Other electronic & electrical products
其他電子及電器產品
Singapore-listed
新加坡上市
67.6%*
GP Batteries International Limited
金山電池國際有限公司
Rechargeable batteries
充電池
Primary batteries
一次性電池
Singapore-listed
新加坡上市
49.1%*
Lighthouse Technologies Limited
兆光科技有限公司
(46.6%)
LED superscreens
發光二極管大型屏幕
International Resolute Company Limited#
國際之獅有限公司#
(100%)
Distribution Business
分銷業務

* Percentage stated denotes respective shareholding held by Gold Peak or GP Industries as at June 13, 2005
百份率為金山工業或GP工業於二零零五年六月十三日所持之股權

\# Holding an industrial building for own use
持有一幢自用的工業大廈

Financial and Statistical Highlights
財務及統計摘要

		2005	2004
綜合損益表	**Consolidated Income Statement**		
截至三月三十一日止年度(百萬港元)	Year ended March 31 (HK$ Million)		
營業額	Turnover		
– 綜合營業額	– Consolidated turnover	**2,179.2**	1,684.5
– 包括所有業務部門*	– All divisions*	**7,786.6**	6,485.4
全年總溢利	Total profit for the year	**70.3**	173.8
每股盈利(港仙)	Earnings per share (Hong Kong cents)	**12.92**	32.31
每股股息(港仙)	Dividends per share (Hong Kong cents)	**7.0**	14.0
綜合資產負債表	**Consolidated Balance Sheet**		
於三月三十一日(百萬港元)	At March 31 (HK$ Million)		
股東資金	Shareholders' funds	**1,274.0**	1,278.4
總資產	Total assets	**5,521.9**	4,232.3
資本性支出	Capital expenditure	**117.9**	125.9
比率	**Ratios**		
於三月三十一日	At March 31		
流動資產:流動負債(比率)	Current assets: Current liabilities (ratio)	**1.0**	0.9
存貨流通期(月)	Inventory turnover period (months)	**2.1**	2.0
銀行借貸淨值:總財產(比率)	Net bank borrowings: Total equity (ratio)		
-- 集團	– The Group	**1.07**	1.19
-- 公司	– The Company	**0.94**	0.89
其他資料	**Other Information**		
於三月三十一日	At March 31		
附屬公司	Subsidiaries		
僱員人數	**Number of Employees**		
-- 中國(包括香港)	– China (including Hong Kong)	**5,400**	5,000
-- 其他亞洲國家	– Other Asian countries	**50**	30
-- 其他國家	– Other countries	**150**	140
		5,600	5,170
總面積(平方米)	**Total Area (sq m)**		
-- 中國(包括香港)	– China (including Hong Kong)	**146,000**	136,000
-- 其他亞洲國家	– Other Asian countries	**1,000**	1,200
-- 其他國家	– Other countries	**21,000**	21,100
		168,000	158,300

* *Including the Group's major associate – GP Batteries*
包括集團之主要聯營公司 — 金山電池

Turnover by Business*

Year ended March 31, 2005

主要業務之營業額*

截至二零零五年三月三十一日止年度



- 24.5% Electronics 電子
- 53.4% Batteries 電池
- 18.1% Electrical 電器
- 4.0% Technology & Strategic 科技及策略

Turnover by Location*

Year ended March 31, 2005

各地區之營業額分佈*

截至二零零五年三月三十一日止年度



- 56.2% Asia 亞洲
- 20.9% Europe 歐洲
- 15.7% N & S America 南北美洲
- 7.2% Others 其他

Profit before Taxation by Business Attributable to Gold Peak

Year ended March 31, 2005

主要業務之除稅前溢利

截至二零零五年三月三十一日止年度



- 73.0% Electronics 電子
- 20.4% Batteries 電池
- 1.1% Electrical 電器
- 5.5% Technology & Strategic 科技及策略

Total Assets by Location*

As at March 31, 2005

各地區之總資產分佈*

於二零零五年三月三十一日



- 55.2% Hong Kong & China 香港及中國
- 20.2% Rest of Asia 其他亞洲國家
- 7.8% Australia 澳洲
- 9.8% Europe 歐洲
- 7.0% N & S America 南北美洲

* Including the Group's major associate – GP Batteries
包括集團之主要聯營公司 — 金山電池

Turnover*
Year ended March 31 (HK$ Million)

營業額*
截至三月三十一日止年度(百萬港元)

Consolidated Turnover
綜合營業額

* Including the Group's major associate – GP Batteries
包括集團之主要聯營公司—金山電池



8000
7000
6000
5000
4000
3000
2000
1000
0
5,239
4,783
5,534
6,485
7,787
01
02
03
04
05

Total Assets**
At March 31 (HK$ Million)

總資產**
於三月三十一日(百萬港元)

Consolidated Assets
綜合資產

** Including the Group's major associate – GP Batteries
包括集團之主要聯營公司—金山電池



10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
7,370
7,426
8,096
10,280
9,176
01
02
03
04
05

Profits by Business#
Year ended March 31 (HK$ Million)

集團業務溢利#
截至三月三十一日止年度(百萬港元)

Electronics 電子
Electrical 電器
Batteries 電池
Technology & Strategic 科技及策略

Total net profits by respective business (on a 100% basis)
個別業務之淨溢利總額(按100%為基準)

Profit of Electronics for the year ended March 31, 2004 excludes unrealized loss of HK$39 million upon revaluation of Meiloon Shares
電子業務截至2004年3月31日止年度之溢利未計算因重估美隆電器股份而產生之三千九百萬港元未變現虧損
Profit of Electrical for the year ended December 31, 2003 excludes net exceptional gain of HK$489 million
電器業務截至2003年12月31日止年度之溢利未計算四億八千九百萬之淨特殊收益



300
250
200
150
100
50
0
269.0
190.1
252.2
286.5##
190.1
01
02
03
04
05

Market Capitalization
At March 31 (HK$ Million)

市值
於三月三十一日(百萬港元)

Gold Peak 金山工業

CIH Limited

GP Industries GP工業

GP Batteries 金山電池



2400
2000
1600
1200
800
400
0
01
02
03
04
05

Profits Attributable to Shareholders
(including exceptional items)
Year ended March 31 (HK$ Million)

股東應佔溢利
(包括特殊項目)
截至三月三十一日止年度(百萬港元)

Net Exceptional Profits 特殊溢利淨額



175
150
125
100
75
50
25
0
62
37
69
174
70
01
02
03
04
05

Earnings Per Share and Dividends Per Share
Year ended March 31 (Hong Kong Cents)

每股盈利及股息
截至三月三十一日止年度(港仙)

Earnings Per Share 每股盈利

Dividends Per Share 股息

Special Dividend Per Share 特別股息



30
25
20
15
10
5
0
01
02
03
04
05

Ten-Year Financial Summary
十年財務概要

		2005 百萬港元 HK$ Million	2004 百萬港元 HK$ Million
綜合損益表 截至三月三十一日止年度	**Consolidated Results** Year ended March 31		
營業額	Turnover	**2,179.2**	1,684.5
經營溢利(虧損)	Operating profit (loss)	**77.3**	(155.3)
所佔聯營公司業績	Share of results of associates	**133.5**	460.3
所佔共同控制公司業績	Share of results of jointly controlled entities	**(49.9)**	–
除稅前經常性業務溢利	Profit from ordinary activities before taxation	**160.9**	305.0
稅項	Taxation	**(67.3)**	(80.1)
未計少數股東權益前溢利	Profit before minority interests	**93.6**	224.9
少數股東權益	Minority interests	**(23.3)**	(51.1)
全年純利	Net profit for the year	**70.3**	173.8
綜合資產負債表 於三月三十一日	**Consolidated Balance Sheet** At March 31		
投資物業	Investment properties	**104.1**	139.0
物業、廠房及設備	Property, plant and equipment	**418.6**	318.4
所佔聯營公司權益	Interests in associates	**1,218.4**	2,194.2
所佔共同控制公司權益	Interests in jointly controlled entities	**322.5**	–
非上市股本投資	Unlisted equity investment	**275.3**	–
商標	Trademarks	**52.3**	56.5
證券投資	Investments in securities	**149.5**	143.8
給貿易夥伴之借款	Advances to trade associates	**114.0**	97.0
長期應收賬項	Long-term receivables	**647.9**	–
遞延支出	Deferred expenditure	**30.9**	–
商譽	Goodwill	**77.0**	7.4
遞延稅項資產	Deferred taxation assets	**15.9**	–
聯營公司/附屬公司認股權證投資	Investments in warrants of associates/subsidiaries	–	–
流動資產	Current assets	**2,095.5**	1,276.0
總資產	Total assets	**5,521.9**	4,232.3
借款	Borrowings	**1,209.6**	1,147.2
可換股票據	Convertible note	–	88.5
遞延稅項負債	Deferred taxation liabilities	**12.3**	9.4
流動負債	Current liabilities	**2,181.0**	1,436.0
總負債	Total liabilities	**3,402.9**	2,681.1
		2,119.0	1,551.2
股東資金	Shareholders' fund	**1,274.0**	1,278.4
少數股東權益	Minority interests	**845.0**	272.8
		2,119.0	1,551.2

2003 百萬港元 HK$ Million	2002 百萬港元 HK$ Million	2001 百萬港元 HK$ Million	2000 百萬港元 HK$ Million	1999 百萬港元 HK$ Million	1998 百萬港元 HK$ Million	1997 百萬港元 HK$ Million	1996 百萬港元 HK$ Million
1,809.1	1,601.6	1,752.8	1,161.7	1,207.3	2,234.5	4,155.6	3,505.3
(52.5)	(57.2)	(46.2)	164.6	(52.1)	144.1	336.0	295.6
203.3	147.6	176.3	180.6	172.0	161.6	86.9	94.7
–	–	–	–	–	–	–	–
150.8	90.4	130.1	345.2	119.9	305.7	422.9	390.3
(52.7)	(35.1)	(41.3)	(41.7)	(38.0)	(30.0)	(42.4)	(50.9)
98.1	55.3	88.8	303.5	81.9	275.7	380.5	339.4
(29.3)	(18.0)	(27.0)	(165.1)	(17.5)	(81.9)	(150.3)	(130.8)
68.8	37.3	61.8	138.4	64.4	193.8	230.2	208.6
112.3	89.7	90.1	88.8	112.1	–	–	14.3
259.9	300.7	308.2	291.3	288.4	444.0	1,502.2	1,309.3
1,729.4	1,557.9	1,493.7	1,549.8	1,557.2	1,507.7	933.5	1,002.9
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
60.6	64.8	69.0	73.2	77.4	81.5	–	–
177.4	191.8	200.9	235.2	33.5	40.1	33.0	6.6
109.0	117.0	117.0	20.0	20.0	–	–	–
–	–	–	–	–	–	–	–
–	24.5	18.4	4.9	15.2	20.0	148.1	143.0
9.1	10.1	–	–	–	–	–	–
–	–	–	–	–	–	–	–
–	–	–	–	38.5	38.5	65.0	75.8
1,180.2	1,501.0	1,261.1	972.0	799.4	839.7	2,658.1	2,421.8
3,637.9	3,857.5	3,558.4	3,235.2	2,941.7	2,971.5	5,339.9	4,973.7
1,008.7	1,618.9	978.9	784.2	1,013.7	675.3	877.0	1,133.6
85.9	83.4	80.9	–	–	–	–	–
7.2	9.3	7.9	1.7	1.9	2.1	52.1	41.3
1,314.1	979.2	1,301.3	1,065.7	926.7	1,218.7	2,269.4	1,914.5
2,415.9	2,690.8	2,369.0	1,851.6	1,942.3	1,896.1	3,198.5	3,089.4
1,222.0	1,166.7	1,189.4	1,383.6	999.4	1,075.4	2,141.4	1,884.3
998.9	941.5	960.2	1,072.1	822.1	890.1	1,056.9	1,031.4
223.1	225.2	229.2	311.5	177.3	185.3	1,084.5	852.9
1,222.0	1,166.7	1,189.4	1,383.6	999.4	1,075.4	2,141.4	1,884.3

Chairman's Statement
主席報告書

The past year has seen mixed results from our portfolio of businesses. Although turnover grew across most areas, the impact of high prices for raw materials and other costs restricted profitability in several areas.

過去一年，金山工業集團的多項業務表現各有高低。儘管大部份業務的營業額均有增長，但原材料價格高企及其他成本對集團部份業務的盈利構成影響。



Andrew Ng 吳崇安
Vice Chairman
副主席

Victor Lo 羅仲榮
Chairman & Chief Executive
主席兼總裁

GP Industries' electronics business delivered steady growth in both sales and profitability. However, business is expected to continue to face volatile and competitive market conditions. High raw materials prices and the new EU Environment Directives, with which we are preparing to comply, will add cost and complexity to the business.

As an investment holding company with a diversified portfolio of industrial businesses, we have established a portfolio of premium brands across products that include batteries, electronics, electrical installation products and light fittings, supported by strong capabilities in technology, manufacturing, marketing and distribution on a global scale.

At this point, improving the competitiveness of our businesses is our primary strategy. This means that we are rationalising our manufacturing facilities where we can and at the same time investing in product development and in marketing our brands. We are also investing in management development to create a global force of highly motivated and experienced leaders.

HIGHLIGHTS

Overall Performance

Turnover for all divisions increased by 20% while consolidated turnover grew by 29.4%. Profit attributable to shareholders decreased by 59.6% to HK$70 million. Basic earnings per share dropped by 60.1% to 12.92 Hong Kong cents, and the board has proposed a final dividend of 3.0 Hong Kong cents (2003/04: final dividend of 5.0 Hong Kong cents and special dividend of 5.0 Hong Kong cents).

GP Industries grows core electronics businesses

The Group's 87.1%-owned industrial investment arm, GP Industries, saw its core electronics business continue to perform well and achieve a 9% growth in sales and 14% increase in profit before interest, taxation and exceptional items. Net contributions from its stake in GP Batteries, however, decreased by 57%, while operating losses from its subsidiary CIH Limited ("CIHL") increased slightly.

GP工業的電子業務之銷售及盈利均錄得穩定增長，但預料市場環境將會繼續波動和競爭激烈。原料價格持續高企，加上集團部署遵從歐盟最新頒佈的環保指令，預料因此將對經營成本和運作程序構成影響。

作為一家多元化之工業投資控股公司，集團在技術、生產及全球市場推廣和分銷的強勢支援下，已成功在電池、電子、裝置電器及照明系統等多種產品上建立優質品牌。

此際，集團首要是提升業務的競爭力，既要致力改進生產設施，同時亦要在產品發展和推廣集團品牌方面投放資源。此外，集團亦正加強管理層發展，以建立一支積極進取及領導經驗豐富之跨國團隊。

摘要

集團整體業務之表現

包括所有業務部門之營業總額上升20%，而綜合營業額則增加29.4%。股東應佔溢利下跌59.6%至七千萬港元。每股基本盈利下跌60.1%至12.92港仙。董事局建議派發末期股息每股3.0港仙（2003/04年：末期股息每股5.0港仙及特別股息每股5.0港仙）。

GP工業主營電子業務呈現增長

集團持有87.1%權益的工業投資工具GP工業之主營電子業務的業績表現持續理想，其銷售錄得9%增幅，除利息、税項及特殊項目前溢利則錄得14%增長。金山電池之盈利貢獻減少57%，而CIH Limited（「CIHL」）的經營虧損亦有輕微增加。

Strong support from the electronics business

GP Industries' electronics business and its associated components companies achieved impressive sales and profitability over the year. We have seen significant profit growth from several of its subsidiary operations in spite of dramatic increases in prices for raw materials. The electronics and components business achieved a 34.7% increase in profit for the year, before interest, taxation and exceptional items.

In the wire harness and cable business sales grew by 11% during the year and the business registered a satisfactory profit contribution, with steady demand from Japan and the US. Profit before interest, taxation and exceptional items decreased by 13% however, mainly due to the financial austerity program in China, which slowed down demand for cars there. The cable business achieved sales growth of 21% and improved its profit contribution by 37%.

As part of a more rigorous focus on its core businesses, GP Industries sold its 41.56% stake in the car audio business, Jiangsu Toppower Automotive Electronics Co., Ltd., during the year and achieved a pre-tax net exceptional gain of S$9.2 million.

CIHL ready for a return to growth

CIHL has aligned its financial year with GP Industries and thus its latest financial period refers to the 15 months from January 1, 2004 to March 31, 2005.

Over the past 15 months, most of CIHL's markets have seen a return to growth, but this has been accompanied by increased costs. Overall, its performance was hampered by high raw materials costs and the austerity measures introduced in China, which have slowed down some major construction projects.

Clipsal Asia Holdings Limited, the 50:50 joint venture with Schneider Electric SA, achieved a 52% improvement in sales (25% for the 12 months ended December 31, 2004 plus the additional three months' sales in 2005) compared to the previous year. However, gross margins were squeezed by rising costs.

Improving competitiveness through productivity and cost control, and promoting sales growth through stronger product ranges is a top priority for CIHL. During the 15-month period, certain product segments, such as electronic control and data communication systems, managed to generate strong growth in terms of sales.

電子業務強勢支持

年內，GP工業之電子業務及其聯營零部件公司均取得可觀的銷售及盈利。儘管原材料價格急劇攀升，GP工業旗下多家附屬公司的盈利仍錄得顯著的增長。於本年度，電子產品及零部件業務除利息、税項及特殊項目前之經營溢利錄得34.7%的增幅。

年內，隨著日本及美國市場的穩定需求，汽車配線及電纜業務的銷售上升11%，帶來理想的盈利貢獻。然而，由於中國實施經濟緊縮調控政策，國內市場因而對客車需求放緩，令除利息、税項及特殊項目前經營溢利下調13%。電纜業務之銷售錄得21%增幅，其盈利貢獻則上升37%。

為進一步專注發展主營業務，GP工業於年內出售其持有之汽車音響電子業務 —— 天寶汽車電子有限公司之41.56%全數權益，並錄得税前特殊收益九百二十萬坡元。

CIHL業績可望回升

CIHL將其財政年度調整至與GP工業一致，故CIHL本財政年度之賬目是由二零零四年一月一日起至二零零五年三月三十一日止共十五個月計算。

過去十五個月，儘管CIHL大部份市場呈現增長，惟成本同時上漲。由於原材料成本增加，以及中國實施經濟緊縮政策，使部份大型建築項目步伐放緩，CIHL整體業績因而受到影響。

CIHL與法國施耐德電氣公司各佔50%權益的合資公司 —— 奇勝亞洲集團有限公司之銷售較去年上升52%（截至二零零四年十二月三十一日止的十二個月為25%，連同二零零五年的三個月營業額）。不過，由於成本上升，令邊際毛利縮減。

為提升競爭力，CIHL目前的首要目標是要增強生產力和控制成本，以及透過擴闊產品系列以加強銷售增長。在十五個月之財政期間內，CIHL之部份產品系列，如電子控制及數據通訊產品之銷售均錄得強勁增長。

GP Batteries rationalises manufacturing

It was a turbulent year for GP Batteries. Our 49.1%-owned company increased turnover by 8.1% following a record year last year. However, its profit before exceptional items and taxation decreased by 25% to S$37.2 million, and a net exceptional loss of S$18.8 million was recorded. Accordingly, the consolidated net profit attributable to shareholders declined to S$1.8 million. The increased turnover derived mainly from alkaline primary cylindrical batteries (up 34%) and Nickel Metal Hydride rechargeable batteries (up 22%), but was offset somewhat by a 34% drop in sales of 9-volt alkaline batteries. High raw material costs and keen competition in the Lithium Ion ("Li-ion") market also impacted the gross profit margin.

GP Batteries recorded a net exceptional loss during the year of S$18.8 million. A significant part of this was the losses provided for in the Danionics project. Danionics' operations in Denmark have been closed, and the start-up of the China factory has been delayed by many months. The exceptional loss also included compensation and medical and hospital costs for workers affected by cadmium in the company's two plants in Huizhou, China.

GP Batteries' management has undertaken an aggressive improvement program, which is expected to improve its performance during the current financial year. For example, GP Batteries' Li-ion plant in Taiwan has started to relocate its production facilities to China to reduce costs and to improve efficiency as more electronic equipment manufacturers have moved to China.

Lighthouse on the road to recovery

The turnover of our Technology and Strategic Division's LED superscreen company, Lighthouse Technologies Limited, remained steady despite keen competition in its field. Lighthouse became a subsidiary of the Group in April 2004, and on consolidation it contributed 15.1% or HK$254 million to the turnover growth of the Group. The business still incurred a loss for the year as a result of the costs involved in streamlining its operations and developing new products. Lighthouse has been looking for vertical integration opportunities to further enhance its productivity and competitiveness.

Financial position

The Group's financial position remains healthy. In the year ahead we aim to control the borrowing of our businesses in anticipation of rising interest rates, and to continue to dispose of non-core businesses when the right opportunities arise.

金山電池改善生產

本年度為金山電池波動的一年。我們持有49.1%權益之金山電池於去年創下佳績後，本年度之營業額仍上升8.1%，然而，除税及特殊項目前之溢利卻下跌25%至三千七百二十萬坡元，又錄得一千八百八十萬坡元之特殊虧損。因此，股東應佔溢利下跌至一百八十萬坡元。本年度營業額之增長主要由於一次性柱型鹼性電池之銷售上升34%及鎳氫充電池之銷售上升22%所帶動，惟有關升幅卻因九伏特鹼性電池銷售下跌34%而抵銷。此外，原材料價格高企，加上鋰離子電池市場競爭激烈，令邊際毛利下降。

年內，金山電池錄得特殊虧損一千八百八十萬坡元，主要部份為丹鋰安 (Danionics) 項目的虧損撥備。丹麥的Danionics 廠房運作已停止，而在國內新工廠之成立亦已延誤多月。該特殊虧損亦包括金山電池對中國惠州兩家工廠受鎘事件影響之員工所作出之賠償、醫療及住院費用等開支。

金山電池管理層已採取積極改善措施，以改善現年度之業績。例如，鑒於愈來愈多電子產品生產商遷移至中國設廠，金山電池亦已開始把台灣之鋰離子電池生產設施遷移至中國，以降低成本及提升鋰電池產品之整體供應效率。

兆光業績逐步回升

儘管面對同業的激烈競爭，科技及策略部的發光二極管大型屏幕公司 —— 兆光科技有限公司之營業額表現穩定。於二零零四年四月，兆光成為集團之附屬公司，經綜合賬目後為集團之營業額帶來15.1%的增長或二億五千四百萬港元。然而，兆光因精簡架構及開發新產品所帶來之成本開支，使其業務於年內仍錄得虧損。兆光正尋找縱向合併機會，以進一步提升其生產力和競爭力。

財政狀況

集團之財政狀況維持穩健。未來一年，在利率預期攀升的情況下，我們將減少業務上的借款，並在合適的機遇下繼續出售非主營業務。

OUTLOOK

Demand for most of the Group's and its major associates' products remains steady, and our investments in product innovation, manufacturing efficiency and management strength will begin to pay off. However, we expect our margins to be challenged and we anticipate ongoing high prices for some raw materials, rising interest rates and growing competition from local and multinational players alike.

In the year ahead, we will focus emphatically on competitiveness and to that end we will be streamlining and adjusting our manufacturing facilities and expanding our product offering through innovation and acquisitions. For CIHL this will mean capitalizing on the upturn in regional property and construction sectors by expanding its high-end, high margin offerings and growing its light fitting business in China. At GP Batteries, the management has undertaken an aggressive cost-cutting exercise which is expected to have a positive effect on profitability this year. The electronics and components business of GP Industries is expected to continue to deliver steady growth, although the new EU environment directives have added complexity to the business and will increase costs in the future.

VOTE OF THANKS

Taking this opportunity, I would like to extend my sincere appreciation and gratitude to our shareholders, business partners and employees who have continued to show their ongoing confidence and strong support for our Group over the past year. My special thanks go to Mr John Lo, who resigned from the board of directors in May 2005 after his 17 years' directorship. I also give a warm welcome to Mr Frank Chan who joined us as an independent non-executive director in July 2004.



Victor LO Chung Wing
Chairman & Chief Executive
June 13, 2005

展望

集團及其聯營公司之大部份產品的市場需求仍然穩定，而集團在產品創新、生產效率及管理實力方面所作之投資漸見成效。不過，在部份原材料價格持續高企、利率攀升，以及本地和國際同業競爭激烈的情況下，我們預期利潤仍會受影響。

未來一年，集團將致力提升競爭力，為此，我們將精簡架構、調動生產設施，並透過創新研發及收購行動拓闊產品系列。CIHL將抓緊亞洲房地產及建築業增長之機遇，拓闊其高檔及高利潤之產品系列，並擴展於中國之照明產品業務。金山電池方面，管理層已積極進行成本減省計劃，預期能有助提升公司現年度的盈利能力。雖然新的歐盟環保指引將會對GP工業的電子及零部件業務運作構成影響，並增加其經營成本，但預料業務繼續會維持穩定增長。

致謝

我們的股東、業務夥伴及員工多年來一直對集團表示支持和信賴，我謹向他們致以衷心謝意。羅肇強先生已於二零零五年五月辭任董事局成員，在此，我特別對羅先生在過去十七年的貢獻，表示感謝；我同時歡迎陳志聰先生於二零零四年七月加入董事局為獨立非執行董事。



羅仲榮
主席兼總裁
二零零五年六月十三日



Changchun 長春
Beijing 北京
Tianjin 天津
Dalian 大連
Xuzhou 徐州
Chongqing 重慶
Changzhou 常州
Suzhou 蘇州
Shanghai 上海
Hangzhou 杭州
Ningbo 寧波
Wuhan 武漢
Huizhou 惠州
Guangzhou 廣州
Dongguan 東莞
Shunde 順德
Hukow 湖口
Taipei 台北
Shenzhen 深圳
Hong Kong 香港

■ Manufacturing & Distribution 產製及經銷

● Marketing & Distribution 銷售辦事處

The Group's extensive manufacturing and distribution network in the Greater China facilitates its further expansion in the market there.

集團在大中華地區設立的廣泛生產及分銷網絡有助其進一步拓展當地市場。

Review of Operations
業務回顧

OVERVIEW

The financial year 2004/05 has been a year of mixed results for the Group. The Electronics Division under GP Industries saw mostly growth in both sales and profitability. However, its investment businesses, namely GP Batteries and CIH Limited ("CIHL"), were held back by higher costs and intense competition.

GP INDUSTRIES

During the year, GP Industries achieved a 40% growth in turnover, with 9% deriving from the Electronics Division and 31% from consolidation of CIHL. However, its net profit dropped by 52% since it had a very high exceptional gain in the previous financial year which mainly comprised its share of gain from the transactions between CIHL and Schneider Electric SA. In addition, net contribution from GP Batteries decreased by 57% while operating losses of CIHL increased slightly.

Electronics Division

Electronics and Components   Sales of electronics products rose during the year, mainly from increased sales of professional and commercial electronics products. The new electronics factory in Huizhou, China became fully operational in April 2004 and contributed to enhanced production capacity and competitiveness in the electronics and acoustics businesses during the year.

GP Industries' components manufacturing associates also performed strongly in spite of very high raw material prices.

During the year, GP Industries divested its entire interest in the 41.56%-owned automotive electronics manufacturing associate in China, Jiangsu Toppower Automotive Electronics Co Ltd, in order to focus resources on the Group's core businesses.

概述

集團在二零零四/零五財政年度之業務表現各有高低。GP工業旗下電子部在銷售及盈利方面均取得增長，但其投資業務金山電池和CIH Limited (「CIHL」)則由於成本上漲及競爭激烈，以致業績表現未如理想。

GP工業

GP工業全年營業額錄得40%增長，計有來自電子業務9%增幅和CIHL之綜合賬項帶來之31%增長。不過，由於GP工業在上財政年度錄得非常高的特殊盈利，主要來自所佔CIHL與法國施耐德電氣公司的交易，因此比較之下令本財政年度的純利下52%。此外，金山電池的盈利貢獻減少57%，而CIHL之經營虧損亦輕微增加。

電子部

電子及零部件　年內，電子產品銷售錄得增長，主要由於專業用及家用之電子產品銷售增加。GP工業於中國惠州新設之電子廠房於二零零四年四月全面投入運作，令電子及揚聲器業務之生產力及競爭力於年內得以提升。

儘管原材料價格高企，GP工業生產零部件之聯營公司的表現仍然強勁。

年內，GP工業出售其於中國江蘇的聯營公司——天寶汽車電子有限公司之41.56%全部股權，以集中資源發展其主營業務。



GP工業提供多種電子產品、電纜、汽車配線及揚聲器產品，以滿足市場之不同需求。



GP Industries supplies various electronics, cables, automotive harness and acoustics products to cater to market needs.

Cables and Harness LTK Industries Limited, 44.75%-owned by GP Industries, continued to perform well with increased sales driven by the growth in eco-green and network cables. During the year, LTK received the Restricted Substances Compliance Solutions (RSCS) approval from the Underwriters Laboratories Inc of the US, making it the world's first wire and cable company to receive such approval.

Export sales from the wire harness subsidiaries increased during the year with demand from automotive manufacturers in Japan remaining steady. However, China's financial austerity program had affected the domestic demand for passenger cars and led to a significant reduction of contribution from wire harness associates. To maintain a balanced market base, GP Industries has been developing the US and European markets and, to that end, wire harness sales to the US market increased rapidly during the year.

Acoustics Sales of acoustics products declined mainly due to soft demand in Europe and the US during the last quarter of the year. Total contribution from the acoustics business also decreased because of the higher distribution costs arising from increased expenses in marketing and distribution during new product launches. GP Industries has been investing in strengthening the distribution network for products under its premium consumer brand **KEF**. During the year, it acquired a subsidiary in the US to take control of the distribution network in this major market. In addition, GP Acoustics is now directly managing the marketing and distribution of **KEF** products in the UK, France, Germany, Japan, Singapore, Hong Kong and China.

CIH Limited (currently 67.6%-owned by GP Industries)

In April 2004, GP Industries increased its interest in CIHL to above 50% via purchases in the open market, making CIHL a subsidiary. CIHL has changed its financial year end from December 31 to March 31, and its reported financial period covers 15 months from January 1, 2004 to March 31, 2005.

電纜及汽車配線 由於環保電纜及網絡電纜銷售增加，使GP工業擁有44.75%股權之樂庭實業有限公司表現持續向好。年內，樂庭取得美國安全檢測實驗室公司的「有害物質監測方案」(RSCS)認證，成為全球首家電線電纜公司獲得這項認證。

年內，隨著日本汽車生產商對汽車配線需求維持穩定，汽車配線附屬公司的出口銷售增加，但由於中國實施緊縮經濟調控政策影響市場對客車的需求，令中國汽車配線聯營公司的盈利貢獻顯著下降。為維持一個平衡的市場基礎，GP工業正積極開拓歐美市場，因此銷售至美國市場之汽車配線於年內亦大幅提升。

揚聲器 由於歐美市場在第四季對揚聲器產品需求放緩，令GP工業的揚聲器產品銷售下跌，此外，因推出新產品而增加之推廣分銷支出使分銷成本上漲，令揚聲器業務的整體盈利貢獻減少。GP工業已積極投資以鞏固其優質揚聲器品牌「極而峰」(KEF)之產品分銷網絡。年內，GP工業在美國收購了一家附屬公司，以控制這個主要市場之分銷網絡。此外，GP Acoustics目前已直接管理KEF產品於英國、法國、德國、日本、新加坡、香港及中國之推廣及分銷業務。

CIH Limited (GP工業現時持有67.6%權益)

於二零零四年四月，GP工業在公開市場購入並增持CIHL股權至50%以上，令CIHL成為其附屬公司。CIHL將其財政年度年結日由每年十二月三十一日改為每年三月三十一日，因此，CIHL於本財政期間之賬目是由二零零四年一月一日起至二零零五年三月三十一日止共十五個月計算。



CLIPSAL

CIH Limited 繼續
提升競爭力和透過擴闊產品系列
以加強銷售增長。



CIH Limited continues to
improve competitiveness and promote sales
growth through stronger product ranges.

Electrical Wiring Devices and Installation Systems ("EWDIS") The 50:50 joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited, has achieved encouraging sales expansion for its EWDIS business. During the 15-month financial period under review, its sales growth was strong and in line with the steady recovery of markets in Asia and strong building activities in the Middle East. Price competition remained very keen, however, and gross margin declined due to escalation of raw material prices, disposal of slow-moving stocks and aggressive investments in promotional and advertising activities.

Light Fittings CIHL Group has strategically changed from the **Pierlite** brand to the **GP** brand for its light fitting products, and the new **GP Lighting** brand was officially launched in the China and Hong Kong markets in early 2005. More engineers were recruited to speed up the new product development program and to re-engineer the current product ranges to enhance cost competitiveness. To broaden its range of light fitting products, CIHL acquired a 10% interest in Primo Lite Co., Ltd in Taiwan, which develops, manufactures and supplies LED light fitting products, related control systems and accessories in Taiwan and China.

GP Batteries (currently 49.1%-owned by GP Industries)

GP Batteries reported an increase in turnover, but operating profit before exceptional items and taxation decreased by 25% mainly due to high material prices and keen competition. A net exceptional loss of S$18.8 million was also recorded during the year.

Asia The China market registered a 22% increase in sales. In Hong Kong, **GP Ultra Alkaline** has been ranked the No.1 brand in terms of sales volume for alkaline batteries, according to AC Nielsen's MarketTrack. Sales in South Korea rose due to OEM requirements while sales in Taiwan decreased owing to the over-supply of Lithium Ion batteries and the migration of OEM customers to China. Sales in ASEAN markets grew, and GP Batteries has improved its distribution in key countries like Singapore, Malaysia and Thailand where the **GP** brand has established its position amongst the leaders in the rechargeable battery market.

電器配件及裝置系統 CIHL與法國施耐德電氣公司各佔50%權益的合資公司 —— 奇勝亞洲集團有限公司之電器配件及裝置系統業務錄得可觀的銷售增長。在十五個月財政期間內，隨著亞洲市場穩步復甦，以及中東地區建築業蓬勃，電器配件及裝置系統的銷售增長強勁。不過，由於市場價格競爭劇烈、原材料價格攀升、出售滯銷存貨、以及積極的推廣及宣傳活動引致的支出，令邊際毛利下降。

照明系統 CIHL策略性地將其照明產品品牌由「PIERLITE貝亞亮」易名為「GP」。新品牌GP照明已於二零零五年初在中國及香港市場正式推出。CIHL亦增聘工程師以加快新產品發展計劃，並對目前的產品系列進行重整以降低成本。為擴闊照明產品系列，CIHL購入在台灣品能科技股份有限公司之10%股權，該公司於台灣及中國設計、生產及供應發光二極管(LED)照明產品，以及有關控制系統及配件。

金山電池(GP工業現時持有49.1%之權益)

金山電池的營業額錄得增長，惟由於原材料價格高企及競爭激烈，使除税及特殊項目前之經營溢利下跌25%，另外，在是年度又錄得一千八百八十萬坡元之特殊虧損。

亞洲市場 中國市場銷售增長22%。根據AC尼爾森市場調查顯示，GP超霸特強鹼性電池榮獲香港銷量冠軍之鹼性電池品牌。南韓的銷售在原件生產商(OEM)需求殷切的情況下亦有所增加。由於台灣鋰離子電池供過於求，以及原件生產客戶轉移至中國大陸，因此台灣的銷售下跌。東盟市場的銷售增長，此外，金山電池已改善其在新加坡、馬來西亞和泰國等主要國家之分銷業務，並在當地的充電池市場中建立了領導地位。


GP
ultra
Alkaline Battery

金山電池管理層
已採取積極措施，以改善
現年度之業績。




GP 2600
GP 1000

GP Batteries' management has taken an aggressive program to improve its performance during the current financial year.

Europe, North and South America Sales to Europe registered strong growth and increased by 20% due to great demand and the strong Euro. GP PowerBank and consumer rechargeable Nickel Metal Hydride batteries were the main growth areas in many markets. Sales in Eastern Europe, including Russia and Poland, grew by 25%. Sales in North and South America increased as demand from private-label customers continues.

Environment, Health and Safety (EHS) In July 2004, as part of an industrial hygiene and safety exercise, some of the employees at two plants in Huizhou, China were found to have body cadmium content exceeded the standard level stipulated by the Chinese authorities. A dedicated task force was swiftly formed to investigate the incident and take charge of remedial action. The management worked closely with medical authorities to provide care for affected workers, and shouldered all related expenses. With the assistance of independent consultants, GP Batteries has initiated many changes to its operations with regard to the environment, health and safety. Extensive factory audits and improvements have been made to ensure that the operations of factories comply with and exceed the minimum requirements of local government and general industrial standards.

TECHNOLOGY AND STRATEGIC DIVISION

Lighthouse Technologies Limited, 46.6%-owned by Gold Peak and 29.6%-owned by CIHL, became a subsidiary of the Group as a result of CIHL becoming a subsidiary of GP Industries in April 2004. Consolidation of Lighthouse contributed HK$254 million, or 15.1%, to the turnover of the Group.

The market for LED superscreens showed signs of improvement in the second half of the year but competition remained very keen. Lighthouse continued to incur expenses for streamlining its operations and developing new products, resulting in a loss during the year.

歐洲、南北美洲市場　由於歐洲市場需求殷切，以及歐元表現強勁，歐洲市場的銷售強勢增長，增幅達20%，銷售增長主要來自GP超霸充電寶及零售鎳氫充電池在多個市場錄得增幅。東歐市場，包括俄羅斯和波蘭之銷售增長亦達25%。南北美洲市場則由於私人品牌客戶需求持續，令該市場之銷售增加。

環境、健康和安全（職安健）　於二零零四年七月，中國惠州两家電池廠的部份員工接受職業衛生及安全體檢時，被發現體內鎘含量超出國家標準。集團立即成立工作小組徹查事件，並採取善後工作，管理層與當地醫護機構緊密聯繫，為受影響員工提供照顧，並承擔所有相關支出。此外，金山電池委託獨立顧問公司積極改善作業環境的職安健，並對工廠進行大規模審核及改善工作，以確保工廠作業環境合符並高於當地政府及一般工業標準之最低要求。

科技及策略部

公司及CIHL分別佔46.6%及29.6%股權的兆光科技有限公司於二零零四年四月因CIHL成為GP工業之附屬公司而轉為集團旗下一間附屬公司。兆光之綜合賬為集團之營業額帶來二億五千四百萬港元或15.1%之增長。

在財政年度的下半年，LED大型屏幕市場有改善跡象，但市場競爭仍然非常激烈。兆光繼續因精簡架構及開發新產品而帶來開支，因此年內仍錄得虧損。



Demand for Lighthouse's LED superscreens remained steady during the year despite keen competition in its field.
是年度，雖然面對同業的激烈競爭，市場對兆光的LED大型屏幕需求保持穩定。

FINANCIAL REVIEW

During the year, the Group's consolidated net bank borrowings increased by HK$418 million to HK$2,258 million. The increase was mainly due to the consolidation of CIHL and Lighthouse since they became subsidiaries of the Group in April 2004. As at March 31, 2005, the aggregate of the Group's shareholders' funds and minority interests was HK$2,119 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' funds and minority interests) was 1.07 (March 31, 2004: 1.19). The gearing ratios of the Company, GP Industries and GP Batteries were 0.94 (March 31, 2004: 0.89), 0.48 (March 31, 2004: 0.48) and 0.94 (March 31, 2004: 0.75) respectively. The gearing ratio of CIHL as at March 31, 2005 was 0.02 and it maintained a net cash position as at December 31, 2003.

The Group and its major associates continued to manage foreign exchange risks prudently. Forward contracts, local currency borrowings and local sourcing have been arranged to minimize foreign exhange risks as appropriate. As at March 31, 2005, 54% (March 31, 2004: 45%) of the Group's bank borrowings were revolving or repayable within one year, whereas 46% (March 31, 2004: 55%) were mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 13%, 34% and 46% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively. In April 2005, the Company arranged a club deal of HK$300 million for general working capital purposes.

HUMAN RESOURCES

As at March 31, 2005, the Group and its major business divisions employed more than 20,000 people worldwide. The Group is committed to providing an environment across its various divisions where employees feel valued and appreciated, thereby nurturing a sense of belonging to the Group.

Remuneration Policies and Retirement Benefit Scheme

The Group offers fair remuneration and benefit packages to its employees. Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the market in respective countries where the Group has operations. In addition to basic salary, discretionary bonuses and restricted share options are also granted to eligible employees based on the Group's and individual's performance.

財務回顧

集團於是年度之綜合銀行貸款淨額增加四億一千八百萬港元至二十二億五千八百萬港元。貸款增加主要由於自二零零四年四月CIHL及兆光科技成為集團附屬公司後，其賬目需要綜合計算於集團賬目內。於二零零五年三月三十一日，集團之股東資金及少數股東權益合共二十一億一千九百萬港元，借貸比率（按綜合銀行貸款淨額除以股東資金及少數股東權益計算）為1.07（二零零四年三月三十一日：1.19）。若以個別公司計算，金山工業、GP工業及金山電池之借貸比率分別為0.94（二零零四年三月三十一日：0.89）、0.48（二零零四年三月三十一日：0.48）及0.94（二零零四年三月三十一日：0.75）。CIHL於二零零五年三月三十一日之借貸比率為0.02，而於二零零三年十二月三十一日則持有淨現金。

集團及其主要聯營公司貫徹其審慎管理外匯風險的策略，透過安排遠期合約、本地貨幣借貸及於當地採購等措施，將匯率波動所帶來的風險減至最低。於二零零五年三月三十一日，集團有54%（二零零四年三月三十一日：45%）之銀行貸款屬循環性或一年內償還借貸，其餘46%（二零零四年三月三十一日：55%）則大部份為一年至五年內償還貸款。集團之銀行貸款大部份以浮息計算，而美元、新加坡元及港元所佔比例分別約為13%、34%及46%。於二零零五年四月，本公司安排一項三億港元的銀團貸款作為一般營運資金。

人力資源

於二零零五年三月三十一日，集團及其主要業務部門在全球聘用員工逾二萬人。集團致力締造一個理想工作環境，令員工感到備受重視和賞識，從而增加員工對集團的歸屬感。

薪酬制度及退休福利計劃

集團設有合理之薪酬及福利制度，並定期作出檢討，以確保集團的制度在經營業務之國家與當地勞工市場維持一致水平。除基本薪金外，集團會視乎業績及個別員工表現決定發放獎金及授予有限制認股權予合資格的僱員。

In Hong Kong, the Company and the majority of its member companies operate a defined contribution retirement scheme, which is an ORSO scheme with Mandatory Provident Fund ("MPF") exemption. As an option for new employees, the Group also participates in an MPF scheme registered under the Hong Kong Mandatory Provident Fund Ordinance.

In China, member companies of the Group have joined the Old Age Pension Scheme operated by the Chinese government. Besides, most member companies overseas participate in central provident fund schemes established by the relevant authorities in their respective countries.

Developing People and Employee Relations

The Group places great emphasis on employee training and development. It strives to promote an environment of continuous learning in which employees are encouraged to pursue excellence. During the year, the Company and other member companies organized various training sessions and management workshops on management development, professional competence, team-building and project management. To provide a safe and healthy workplace for its employees, seminars and training courses on EHS were organized during the year.

The Group continues to strengthen employee relationships and nurture the Gold Peak family spirit through company gatherings and festive activities. In May 2004, more than 1,100 employees from Hong Kong, China and overseas joined the Group's 40th anniversary celebrations in Hong Kong.

COMMUNITY RELATIONS

Being a responsible and caring corporate citizen is a role Gold Peak Group embraces with commitment and enthusiasm. During the year, the Group continued to support a wide range of charitable, community and industry initiatives. It sponsored a number of industry programs, such as the Hong Kong Awards for Industry, the "Made in PRD" research project conducted by the Federation of Hong Kong Industries, Business of Design Week staged by the Hong Kong Design Centre, and the Hong Kong Interior Design Association's Asia Pacific Interior Design Award. It also funded the intellectual property-related seminars organised by the Federation of Hong Kong Industries.

在香港，本公司及集團主要成員機構已設有職業退休計劃，此乃獲強積金法例豁免的界定供款計劃。此外，集團亦按香港強制性公積金法例規定設立了強積金計劃，為新僱員提供多一項選擇。

在中國，集團的成員公司均參加由中國政府管理的老年退休金計劃，而集團大部份海外成員公司亦參與由當地有關機構成立之中央公積金計劃。

員工發展及僱員關係

集團一向著重員工培訓及發展，並致力推動持續進修的環境，鼓勵員工精益求精。年內，本公司及集團其他成員公司舉辦多項培訓活動，並就管理發展、專業技能、建立團隊及項目管理等不同範疇舉辦管理層工作坊。此外，集團於年內亦舉辦有關職安健之講座及研討會，致力為員工提供安全健康的工作間。

集團的成員公司一直透過聯誼及節日活動，以加強員工之間溝通及培養集團之團隊精神。二零零四年五月，逾一千一百名來自香港、中國及其他國家的僱員雲集香港，共慶集團成立四十週年。

社會公益

金山工業集團一向熱切成為關心社會的良好企業公民，年內繼續支持多項社會公益及工業推廣活動。集團贊助了多項工業項目，包括香港工業獎、香港工業總會之「珠三角製造」研究項目、香港設計中心之「設計營商週」，以及香港室內設計協會之亞太區室內設計大獎等。此外，集團亦捐助香港工業總會舉辦有關知識產權之研討會。

On the academic front, it supported the Hong Kong Student Science Project Competition which was organised by Innovation and Technology Commission; and IVE Design Exhibition, Fashion Show and Design Symposium staged by the Vocational Training Council.

The Group also supported many charitable and community activities organised by various organizations. It continued its long-running support of the Community Chest and participated in various Community Chest events during the year.

In keeping with its caring spirit for the needy, the Group reacted swiftly to the tsunami disaster in December 2004 by launching a fund-raising campaign among its staff members in Hong Kong, followed by a matching donation by the Company, to support the relief and rehabilitation efforts in the affected areas. This humanitarian initiative received overwhelming support across the Group and raised over HK$1.1 million within a few days.

During the year, the Company received the Caring Company Award logo from the Hong Kong Council of Social Service for the third year.

APPRECIATION

We take this opportunity to express our sincere gratitude to all the dedicated employees of the Gold Peak Group for their hard work and invaluable contribution during the past year. We also wish to thank our shareholders and business partners for their unwavering support.

The Board of Directors
Gold Peak Industries (Holdings) Limited
June 13, 2005

學術方面，集團支持創新科技署舉辦之香港學生科學比賽、職業訓練局舉辦的香港專業教育學院之設計展、時裝表演及設計研討會。

此外，集團亦支持多項公益及社會活動。年內，集團繼續捐助香港公益金，並積極參與多項公益金舉辦之籌款活動。

為貫徹關愛社群的精神，集團為二零零四年十二月南亞海嘯的災民迅速籌募善款，以員工每捐一元，公司多捐一元的形式在香港發起募捐，以協助災民重建家園。是次行動得到集團員工的鼎力支持，數天內籌得善款逾一百一十萬港元。

是年度，金山工業連續三年獲香港社會服務聯會頒授「商界展關懷」標誌。

致謝

董事局藉此向金山工業集團員工過去一年的努力和貢獻，表示衷心謝意，並感謝股東及業務夥伴一直以來對集團的支持。

金山工業（集團）有限公司董事局
二零零五年六月十三日

Corporate Calendar of Events
集團日誌

2004

April
- GP Industries increased its shareholding in CIH Limited ("CIHL") to over 50%, making CIHL a subsidiary of GP Industries.
- Lighthouse became a subsidiary of Gold Peak Group.
- The 44,500-sqm new factory of GP Electronics (Huizhou) Co Ltd in Huizhou, China commenced operation.

May
- GP Industries signed a 3-year term loan facility agreement in Singapore with a syndicate of 13 banks to raise S$70 million and US$18 million.
- Gold Peak Group celebrated its 40th anniversary. [1]

June
- GP Batteries entered into an agreement with Sanyo Energy Tottori Co Ltd of Japan to set up a joint venture, Ningpo GP Sanyo Energy Co Limited, to produce primary lithium batteries in China.

September
- GP Acoustics (UK) Limited, a wholly-owned subsidiary of GP Industries, acquired a 67.27% stake in KEF America, Inc., enabling GP Industries to gain direct access to and have full control of its distribution network in the US.

October
- CIHL changed its financial year end from December 31 to March 31.

二零零四

四月
- GP工業增持CIH Limited（「CIHL」）股權至50%以上，令CIHL成為其附屬公司。
- 兆光科技成為集團旗下的附屬公司。
- 中國惠州之惠州市金山電子有限公司的新工廠投入運作，廠房面積達四萬四千五百平方米。

五月
- GP工業在新加坡與十三家銀行簽署一項為期三年的銀團貸款協議，集資七千萬坡元及一千八百萬美元。
- 金山工業集團慶祝成立四十週年。[1]

六月
- 金山電池與日本三洋集團簽署合作協議，成立合資公司寧波超霸三洋能源有限公司，在中國生產一次性鋰電池。

九月
- 由GP工業全資擁有之附屬機構GP Acoustics (UK) Limited，收購美國KEF America, Inc. 的67.27%股權，令GP工業可直接及全面取得在美國的分銷網絡。

十月
- CIHL將財政年度之年結日由每年的十二月三十一日改為每年的三月三十一日。

2005

January
- AC Nielsen's MarketTrack ranked GP Ultra Alkaline as the No. 1 brand, in terms of sales volume, for Alkaline batteries in Hong Kong for the year 2004. [2]

February
- CIHL signed a 3-year transferable loan facility agreement with a syndicate of three banks to raise US$30 million for investments and working capital.
- The Company received the Caring Company Award from the Hong Kong Council of Social Service for the third year. [3]

April
- To reduce the environmental risk arising from the disposal of rechargeable battery, GP Batteries supported the Rechargeable Battery Recycling Program which is jointly organized by the Environment Protection Department of Hong Kong SAR, producers and exporters of rechargeable batteries, and green groups. [4]

二零零五

一月
- AC尼爾森之二零零四年市場調查顯示，GP特強鹼性電池榮獲全年鹼性電池銷量冠軍。[2]

二月
- CIHL與三家銀行簽署一項為期三年之銀團貸款協議，集資三千萬美元作為投資及營運資金。
- 本公司連續第三年獲得香港社會服務聯會頒發「商界展關懷」標誌。[3]

四月
- 為減少棄置電池對環境的影響，金山電池積極支持由香港環境保護署、充電池生產商及出口商與環保組織共同舉辦的充電池回收計劃。[4]

1


2

GP
2004年
全港銷量
總冠軍
GP超霸

3

商界展關懷
caringcompany 2002–05
Awarded by The Hong Kong Council of Social Service
香港社會服務聯會頒發

4


Profile of Directors and Senior Management
董事及高級管理層簡介

Victor LO Chung Wing GBS, OBE, JP, aged 55, joined Gold Peak Group in 1972 and has been appointed Chairman & Chief Executive since 1990. He is also Chairman of GP Industries Limited and CIH Limited as well as the former Chairman of GP Batteries International Limited from 1990 to 1993. Mr Lo is Chairman of Hong Kong Science and Technology Parks Corporation, Council Chairman of The Hong Kong Polytechnic University, and Chairman of Board of Governors of Hong Kong Design Centre. He is also a member of the Steering Committee on Innovation and Technology, the Greater Pearl River Delta Business Council and the Exchange Fund Advisory Committee. He was Chairman of Federation of Hong Kong Industries from 2001 to 2003. Mr Lo graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design.

羅仲榮 GBS，OBE，太平紳士，五十五歲，自一九七二年效力金山工業集團，於一九九零年獲委任為主席兼總裁，現時亦為GP工業有限公司及CIH Limited主席，並曾於一九九零年至一九九三年出任金山電池國際有限公司主席。羅氏為香港科技園公司主席、香港理工大學校董會主席和香港設計中心監察委員會主席，又出任創新及科技督導委員會成員、大珠三角商務委員會成員及外匯基金諮詢委員會成員，並於二零零一年至二零零三年出任香港工業總會主席。羅氏於美國伊利諾理工學院畢業，持有產品設計理學士學位。

Andrew NG Sung On aged 55, joined Gold Peak Group in 1975 and has been appointed Vice Chairman since 1990. He is the founder of the micro battery and rechargeable battery divisions of Gold Peak Group and was appointed Chairman and Chief Executive of GP Batteries International Limited in 1993. Mr Ng is a Vice Chairman of Hong Kong Critical Components Manufacturers Association. He graduated from the Massachusetts Institute of Technology in the US with a Master of Science degree in Chemical Engineering.

吳崇安 五十五歲，自一九七五年效力金山工業集團，一九九零年起獲委任為副主席。吳氏為金山工業集團微型及充電式電池部創辦人，於一九九三年獲委任為金山電池國際有限公司主席兼總裁。吳氏現時為香港關鍵性零部件製造業協會副主席。吳氏於美國麻省理工學院畢業，持有化學工程理學碩士學位。

Kevin LO Chung Ping aged 69, was Chairman of Gold Peak Group from 1983 to 1990. He is currently involved in the advanced electronic technology development of the Group. A veteran in the television broadcasting industry, Mr Lo is also a member of the board and the executive committee of Television Broadcasts Limited.

羅仲炳 六十九歲，於一九八三年至一九九零年出任金山工業集團主席，目前正致力參與發展集團之先進電子科技。羅氏於電視廣播界具資深經驗，現為電視廣播有限公司之董事局及執行委員會成員。

Paul LO Chung Wai aged 57, is one of the co-founders of Gold Peak Group. He has been instrumental in the corporate development of the Group, particularly in the diversification of the Group's business and investment into Taiwan and China. He is Chairman of LTK Industries Limited and COTCO Holdings Limited. Mr Lo is currently the Vice President of Huizhou Association of Enterprises with Foreign Investment of China. He is also the Vice President of Guangdong Association of Enterprises with Foreign Investment of China.

羅仲煒　五十七歲，為金山工業集團創辦人之一，在集團之企業發展擔當重要角色，尤其擴展集團業務及於中國和台灣的投資方面。羅氏亦為樂庭實業有限公司及華剛光電（集團）有限公司之主席。現時，羅氏為中國惠州市外商投資企業協會理事會副會長及廣東外商投資企業協會理事會副會長。

LEUNG Pak Chuen aged 55, joined Gold Peak Group in 1981 and has been appointed an Executive Director since 1990. He is currently Executive Vice Chairman of GP Industries Limited and an Executive Director of CIH Limited. Mr Leung has been in the electronics manufacturing industry for over 30 years and has played an important role in setting up major joint ventures for Gold Peak Group in China in mid 1980s. Mr Leung is a Vice Chairman of Hong Kong Auto Parts Industry Association. He is a member of the Chartered Institute of Marketing of the UK and The International Institute of Management. He graduated from Chu Hoi College in Hong Kong with a Bachelor's degree in Business Administration.

梁伯全　五十五歲，於一九八一年效力金山工業集團，自一九九零年獲委任為執行董事，現時為GP工業有限公司執行副主席及CIH Limited執行董事。梁氏從事電子製造業逾三十年，對集團於八十年代中期在中國成立多間合資公司擔任重要角色。梁氏現時為香港汽車零件部工業協會副主席。梁氏為英國特許市務學會會員及The International Institute of Management會員，於香港珠海書院畢業，持有工商管理學士學位。

Richard KU Yuk Hing aged 57, joined Gold Peak Group in 1978 and has been appointed an Executive Director since 1990. He is also Vice Chairman of GP Batteries International Limited. He has over 25 years' experience in international marketing in the battery industry. Mr Ku graduated from the Sophia University in Japan with a Bachelor of Science degree in Economics.

顧玉興　五十七歲，於一九七八年效力金山工業集團，自一九九零年獲委任為執行董事，現時亦為金山電池國際有限公司副主席，於電池業累積超過二十五年之國際市場推廣經驗。顧氏於日本上智大學畢業，持有經濟學理學士學位。

Andrew CHUANG Siu Leung SBS, JP, PhD, FHKIE, aged 57, has been appointed an Executive Director since 1992 and is currently an Executive Director of GP Industries Limited and a Director of GP Technologies Limited of the Group's Technology and Strategic Division. Dr Chuang serves as Chairman of the Design Council of Federation of Hong Kong Industries and Chairman of Operations Review Committee of the Independent Commission Against Corruption. He graduated from Queen Mary College of the University of London with a first class Honours in Bachelor of Electrical (Electronics) Engineering degree and a Doctorate degree in Microwave Engineering.

莊紹樑博士　SBS，太平紳士，香港工程師學會資深會員，五十七歲，自一九九二年獲委任為執行董事，現為GP工業有限公司執行董事及集團旗下科技及策略部之GP科技有限公司董事。莊氏為香港工業總會之設計委員會主席及廉政公署審查貪污舉報諮詢委員會主席。莊氏畢業於倫敦大學Queen Mary College，持有電機（電子）工程學士一級榮譽學位及微波工程博士學位。

CHAU Kwok Wai aged 51, joined the Group in 1979 and has been appointed an Executive Director since 1993. He is also Vice Chairman and Managing Director of CIH Limited. He is a Fellow Member of the Association of Chartered Certified Accountants. He graduated from the University of Lancaster in the UK with a Master of Arts degree in Accounting and Finance.

周國偉　五十一歲，自一九七九年效力金山工業集團，於一九九三年獲委任為執行董事，現時為CIH Limited副主席兼董事總經理。周氏為特許公認會計師公會資深會員，於英國University of Lancaster畢業，持有會計及財務文學碩士學位。

Raymond WONG Wai Kan aged 53, joined Gold Peak Group in 1986 and has been appointed an Executive Director since 1997. He is currently General Manager of the Company. He is also an Executive Director of GP Industries Limited and GP Batteries International Limited. Mr Wong is a Fellow Member of the Association of Chartered Certified Accountants of the UK, a Certified Public Accountant in both Hong Kong and the UK, as well as a Certified Financial Consultant of the Institute of Financial Consultants of Canada. He is also a member of the Institute of Chartered Secretaries and Administrators of the UK, the Hong Kong Institute of Certified Public Accountants, and the Institute of Business Administration of the US.

王維勤　五十三歲，自一九八六年加入金山工業集團，於一九九七年獲委任為執行董事，現為本公司總經理、GP工業有限公司及金山電池國際有限公司執行董事。王氏為英國特許公認會計師公會資深會員、香港及英國執業會計師、加拿大Institute of Financial Consultants之認可財務顧問、英國特許秘書及行政人員公會會員、香港會計師公會會員及美國Institute of Business Administration會員。

Vincent CHEUNG Ting Kau aged 63, has been appointed a non-executive director since 1984. He is also a non-executive director of Techtronic Industries Company Limited and Paul Y. ITC Constructions Holdings Limited; both are listed on the Main Board of the Stock Exchange of Hong Kong Limited. A graduate in law from University College, London, Mr Cheung has been a practicing solicitor since 1970 and is now the Managing Partner of Vincent T.K. Cheung, Yap & Co., Solicitors. He is qualified to practise in Hong Kong and the UK.

張定球　六十三歲，自一九八四年獲委任為非執行董事。張氏亦為創科實業有限公司及保華德祥建築集團有限公司之非執行董事，兩間公司均在香港聯合交易所主板上市。張氏在英國倫敦University College取得法律學位，自一九七零年成為執業律師，現為香港張葉司徒陳律師事務所之首席合夥人，擁有香港及英國執業資格。

LUI Ming Wah JP, PhD, aged 67, has been appointed an independent non-executive director since 1995. He is an established industrialist serving as the Honorary Chairman of the Hong Kong Electronic Industries Association and Chairman of Hong Kong Shandong Chamber of Commerce. He is also an Executive Committee Member of the Chinese Manufacturers' Association of Hong Kong, an advisor of Hong Kong International Arbitration Centre and a member of the Chinese People's Political Consultative Conference. Dr Lui was elected to the HKSAR Legislative Council in May 1998 for a term of two years. He was returned to LegCo in 2000 and again in 2004 for a term of four years each. He obtained his Master and Doctorate degrees from the University of New South Wales in Australia and the University of Saskatchewan in Canada respectively. He is currently the Managing Director of Keystone Electronics Co. Ltd.

呂明華博士　太平紳士，六十七歲，自一九九五年起獲委任為獨立非執行董事。呂博士為香港知名工業家，現為香港電子業商會榮譽主席及香港山東商會主席，同時為香港中華廠商聯合會常務會董、香港國際仲裁中心顧問以及全國政協委員。於一九九八年五月，呂氏被選為香港特別行政區立法會議員，任期兩年，並於二零零零年及二零零四年立法會選舉獲選連任各四年。呂氏持有澳洲新南威爾斯大學碩士學位及加拿大沙省大學博士學位，現時為文明電子有限公司之董事總經理。

Frank CHAN Chi Chung aged 51, has been appointed an independent non-executive director since July 2004. He is currently a Group Executive Director of Hong Kong-listed Techtronic Industries Company Limited. He is also an Independent Director of Singapore-listed Tsit Wing International Holdings Limited. Mr Chan is a Fellow Member of both the Association of Chartered Certified Accountants of the UK and the Hong Kong Institute of Certified Public Accountants, and an associate of the Taxation Institute of Hong Kong. He is qualified to practise as a Certified Public Accountant in Hong Kong.

陳志聰　五十一歲，由二零零四年七月起獲委任為獨立非執行董事。陳氏為香港上市公司創科實業有限公司之集團執行董事，以及新加坡上市公司捷榮國際控股有限公司之獨立董事。陳氏為英國特許公認會計師公會及香港會計師公會資深會員和香港稅務學會會員，並在香港獲得執業會計師資格。

Brenda LEE Wong Yuk Wan aged 50, joined Gold Peak Group in 1982 and is currently a Deputy General Manager of the Company. She is also a Director of GP Technologies Limited of the Group's Technology and Strategic Division. Mrs Lee is a Fellow Member of the Hong Kong Institute of Human Resource Management and currently a Council Member of the Institute. She holds a Master of Arts degree from the Macquarie University of Australia.

李黃玉環　五十歲，自一九八二年效力金山工業集團，現為金山工業之副總經理及集團旗下科技及策略部之GP科技有限公司董事。她為香港人力資源管理學會資深會員及現任理事會成員，持有澳洲Macquarie University文學碩士學位。

WONG Man Kit aged 45, joined Gold Peak Group in 1991 and is currently a Deputy General Manager as well as Company Secretary of the Company. He is also a Director of GP Technologies Limited of the Group's Technology and Strategic Division. Mr Wong is a Fellow Member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Secretaries and Administrators. He graduated from the Chinese University of Hong Kong with a Master degree in Business Administration.

黃文傑　四十五歲，自一九九一年效力金山工業集團，現為金山工業之副總經理及公司秘書，亦為集團旗下科技及策略部之GP科技有限公司董事。黃氏為香港會計師公會資深會員及特許秘書及行政人員公會會員，他於香港中文大學畢業，持有工商管理碩士學位。

DIRECTORS' REPORT
董事局報告書

董事局謹向各股東呈覽截至二零零五年三月三十一日止年度年報及經審核之賬項。

The directors have pleasure in presenting their annual report and the audited financial statements for the year ended March 31, 2005.

主要業務

本公司乃一間投資控股公司，其主要附屬公司、聯營公司及共同控制公司之業務分別詳載於賬目附註45、46及47。

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The activities of its principal subsidiaries, associates and jointly controlled entity are set out in notes 45, 46 and 47 to the financial statements respectively.

業績及分配

集團截至二零零五年三月三十一日止年度之業績及公司之分配的細節詳載第47頁之綜合損益表及隨後之賬目附註。本公司已於是年度派發中期股息每股4.0仙給各股東。董事局建議派發末期股息每股3.0仙。在全年股息合計每股7.0仙之基準下，總股息約為38,432,000港元，而是年度之保留溢利之結餘載於賬目附註35。

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended March 31, 2005 are set out in the consolidated income statement on page 47 and the accompanying notes to the financial statements. An interim dividend of 4.0 cents per share was paid to the shareholders during the year. A final dividend of 3.0 cents per share is proposed by the directors. On the basis of 7.0 cents per share for the entire year, total dividends amount to approximately HK$38,432,000 and the balance of the net profit for the year is retained as shown in note 35 to the financial statements.

十年財政概況

集團於過去十個財政年度的業績，以及資產與負債的概況詳情載於第10頁及第11頁。

TEN-YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past ten financial years is set out on pages 10 and 11.

股本

公司股本於本年度變動之細節詳載於賬目附註33。

SHARE CAPITAL

Details of the changes in share capital of the Company during the year are set out in note 33 to the financial statements.

投資物業

集團及公司之投資物業於本年度變動之細節詳載於賬目附註13。

INVESTMENT PROPERTIES

Details of movements in investment properties of the Group and the Company during the year are set out in note 13 to the financial statements.

物業、廠房及設備

集團於是年度購買約117,921,000港元物業、廠房及設備以發展業務，另因購入附屬公司而使物業、廠房及設備增加82,897,000港元。集團及公司之物業、廠房及設備於本年度變動之細節詳載於賬目附註14。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of approximately HK$117,921,000 to expand its business and approximately HK$82,897,000 on purchase of subsidiaries. Details of movements in property, plant and equipment of the Group and the Company during the year are set out in note 14 to the financial statements.

捐款

於是年度，集團用作慈善及其他捐獻款項總數約為1,802,000港元。

DONATIONS

During the year, the Group made charitable and other donations totalling approximately HK$1,802,000.

董事及服務合約

於本年度及截至本年報編製日期本公司之董事為：

執行董事：
羅仲榮 *主席兼總裁*
吳崇安 *副主席*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事：
張定球
呂明華*
羅肇強*
（於二零零五年五月一日辭任）
陳志聰*
（於二零零四年七月十六日委任）

* *獨立非執行董事*

DIRECTORS AND SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:
Victor Lo Chung Wing, *Chairman & Chief Executive*
Andrew Ng Sung On, *Vice Chairman*
Kevin Lo Chung Ping
Paul Lo Chung Wai
Leung Pak Chuen
Richard Ku Yuk Hing
Andrew Chuang Siu Leung
Chau Kwok Wai
Raymond Wong Wai Kan

Non-executive directors:
Vincent Cheung Ting Kau
Lui Ming Wah*
John Lo Siew Kiong*
(resigned on May 1, 2005)
Frank Chan Chi Chung*
(appointed on July 16, 2004)

* *Independent non-executive directors*

根據公司組織章程細則第95及112條，羅仲榮、周國偉、王維勤及呂明華先生在即將召開之股東週年大會上遵章告退，而各人均符合資格，願意應選連任。

In accordance with Articles 95 and 112 of the Company's Articles of Association, Messrs. Victor Lo Chung Wing, Chau Kwok Wai, Raymond Wong Wai Kan and Lui Ming Wah are due to retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

董事及服務合約（續）

於即將召開之股東週年大會上應選連任之董事，概無與公司及其附屬公司訂立集團不可於一年內無須賠償（法定補償除外）而終止之服務合約。

公司組織章程細則規定已委任之非執行董事之任期受限於輪流退職制度。

DIRECTORS AND SERVICE CONTRACTS (continued)

No directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

The non-executive directors have been appointed for a term subject to retirement by rotation as required by the Company's Articles of Association.

董事在重要合約之權益

於年結日或本年度內任何時間，各董事並未在任何與本公司或其任何附屬公司訂立重大合約中取得任何直接或間接重大利益。

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事及總裁於本公司及其聯營公司證券之權益

於二零零五年三月三十一日，本公司之董事及總裁於本公司及其聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份及債券中，擁有根據證券及期貨條例第十五節須通知本公司及香港聯合交易所有限公司（「香港聯交所」），或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益及淡倉（包括根據該等條例任何該等董事及總裁已擁有或被當作擁有之權益或淡倉）如下：

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at March 31, 2005, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange were as follows:

(a) 公司股份之權益（好倉）

於二零零五年三月三十一日，各董事及總裁於本公司普通股份之權益如下：

(a) Interest in shares of the Company (long positions)

As at March 31, 2005, the interests of the directors and the chief executive in the ordinary shares of the Company were as follows:

董事		持有普通股份數目 Number of ordinary shares held			公司已發行股份之百分比 Percentage of issued share capital of the Company
	Name of director	個人權益 Personal Interests	家族權益 Family Interests	權益總數 Total Interests	%
羅仲榮	Victor Lo Chung Wing	73,701,811	–	73,701,811	13.52
吳崇安	Andrew Ng Sung On	68,771,957	417,000	69,188,957	12.69
羅仲炳	Kevin Lo Chung Ping	–	3,239,066	3,239,066	0.59
羅仲煒	Paul Lo Chung Wai	21,986,518	–	21,986,518	4.03
梁伯全	Leung Pak Chuen	3,202,581	–	3,202,581	0.59
顧玉興	Richard Ku Yuk Hing	2,231,780	–	2,231,780	0.41
莊紹樑	Andrew Chuang Siu Leung	474,500	–	474,500	0.09
周國偉	Chau Kwok Wai	275,000	–	275,000	0.05
王維勤	Raymond Wong Wai Kan	1,790,081	–	1,790,081	0.33
張定球	Vincent Cheung Ting Kau	1,947,549	–	1,947,549	0.36
呂明華	Lui Ming Wah	–	–	–	–
羅肇強	John Lo Siew Kiong	411,081	–	411,081	0.08
陳志聰	Frank Chan Chi Chung	–	–	–	–

(b) 公司之聯營公司股份權益(好倉)

於二零零五年三月三十一日,各董事及總裁於GP工業有限公司(「GP工業」)佔49.08%權益之聯營公司金山電池國際有限公司(「金山電池」)及佔67.64%權益之附屬公司CIH Limited(「CIHL」),以及金山電池佔79.6%權益之附屬公司金山電能科技股份有限公司(「金山電能」)以及公司佔87.14%權益之附屬公司GP工業直接或間接擁有之股份權益如下:

(b) Interests in shares of the Company's associated corporations (long positions)

As at March 31, 2005 the direct and indirect beneficial interests of the directors and the chief executive in the shares of GP Batteries International Limited ("GPBI"), a 49.08% owned associate of GP Industries Limited ("GP Ind"), CIH Limited ("CIHL"), a 67.64% owned subsidiary of GP Ind, and Gold Peak Industries (Taiwan) Limited ("GPIT"), a 79.6% owned subsidiary of GPBI, and GP Ind, a 87.14% owned subsidiary of the Company, were as follows:

		持有普通股份數目及其已發行股份之百分比 Number of ordinary shares and percentage of their issued share capital held							
		金山電池 GPBI		金山電能 GPIT		CIHL		GP工業 GP Ind	
董事	Name of director	Number	%	Number	%	Number	%	Number	%
羅仲榮	Victor Lo Chung Wing	200,000	0.18	–	–	–	–	–	–
吳崇安	Andrew Ng Sung On	833,332	0.76	500,000	0.25	100,000	0.08	–	–
羅仲炳	Kevin Lo Chung Ping	–	–	–	–	–	–	–	–
羅仲煒	Paul Lo Chung Wai	80,000	0.07	–	–	–	–	–	–
梁伯全	Leung Pak Chuen	–	–	–	–	–	–	1,608,000	0.35
顧玉興	Richard Ku Yuk Hing	141,000	0.13	200,000	0.10	–	–	70,000	0.02
莊紹樑	Andrew Chuang Siu Leung	–	–	–	–	–	–	45,000	0.01
周國偉	Chau Kwok Wai	–	–	–	–	152,000	0.12	–	–
王維勤	Raymond Wong Wai Kan	374,000	0.34	100,000	0.05	229,568	0.18	390,000	0.09
張定球	Vincent Cheung Ting Kau	20,000	0.02	–	–	–	–	–	–
呂明華	Lui Ming Wah	–	–	–	–	–	–	–	–
羅肇強	John Lo Siew Kiong	–	–	–	–	40,000	0.03	–	–
陳志聰	Frank Chan Chi Chung	–	–	–	–	–	–	–	–

除以上所披露外,於二零零五年三月三十一日,董事及總裁或其關連人士於公司或根據證券及期貨條例定義之聯營公司之證券沒有任何權益。

Save as disclosed above, as at March 31, 2005, none of the directors, the chief executive or their associates had any interest in the securities of the Company or any of its associated corporations as defined in SFO.

董事及總裁購買股份或債券之權利

(a) 本公司有一項根據於一九九九年九月二十八日通過之一項普通決議案而採納之高級職員認股權計劃(「舊認股權計劃」),使其董事可授予本公司及其任何附屬公司之合適僱員(包括執行董事)認購本公司股份之權利。舊認股權計劃於生效當日起計五年內被確認及有效,直至二零零二年九月十二日被按於同日通過之一項普通決議案而採納之新認股權計劃(「新認股權計劃」)所取代而終止。舊認股權計劃之目的是促使本公司能授予合適的僱員及董事認股權,以獎勵其對公司之貢獻。授予之認股權可於這等權利授予日起行使,於第五個週年日辦公時間止屆滿。然而,在舊認股權計劃未終止前已獲授而仍未行使之認股權仍然生效,會繼續按照舊認股權計劃的規則執行直至該特權完全行使或期滿。

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES

(a) The Company has an executives' share option scheme (the "Old ESOS"), which was adopted pursuant to an ordinary resolution passed on September 28, 1999 to enable the directors of the Company to offer to eligible employees, including executive directors, of the Company or any of its subsidiaries options to subscribe for the Company's shares. The Old ESOS was initially valid and effective for a period of five years from the date of adoption until it was discontinued and replaced by the new share option scheme (the "New Option Scheme") on September 12, 2002 pursuant to an ordinary resolution passed on the same date. The purpose of the Old ESOS was to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company. Options granted are exercisable at the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. However, options granted under the Old ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old ESOS.

董事及總裁購買股份或債券之權利（續）

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES (continued)

(a)（續）

本年度按舊認股權計劃授予公司董事及集團僱員認股權而產生之未行使認股權數目之詳情如下：

(a) (continued)

The movements in the number of options, which had been granted to directors of the Company and employees of the Group under the Old ESOS, during the year were as follows:

					認股權數目 Number of option shares		
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 港元 Exercise price HK$	於二零零四年四月一日尚未行使 Outstanding at 4.1.2004	是年度行使 Exercised during the year	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005
羅仲榮	Victor Lo Chung Wing	5.8.2000	5.8.2000-5.7.2005	1.41	1,250,000	–	1,250,000
		3.30.2001	3.30.2001-3.29.2006	1.45	1,250,000	–	1,250,000
吳崇安	Andrew Ng Sung On	5.8.2000	5.8.2000-5.7.2005	1.41	1,000,000	–	1,000,000
		3.30.2001	3.30.2001-3.29.2006	1.45	1,000,000	–	1,000,000
羅仲炳	Kevin Lo Chung Ping	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	–	625,000
		3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
羅仲煒	Paul Lo Chung Wai	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	–	625,000
		3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
顧玉興	Richard Ku Yuk Hing	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	(625,000)	–
莊紹樑	Andrew Chuang Siu Leung	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	(625,000)	–
		3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
周國偉	Chau Kwok Wai	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
王維勤	Raymond Wong Wai Kan	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	625,000
					10,125,000	(1,250,000)	8,875,000
職員	Employees	5.8.2000	5.8.2000-5.7.2005	1.41	375,000	–	375,000
		3.30.2001	3.30.2001-3.29.2006	1.45	1,780,000	(305,000)	1,475,000
					2,155,000	(305,000)	1,850,000
					12,280,000	(1,555,000)	10,725,000

附註： 認股權行使前公司股份收市價之加權平均數為2.10港元。

Note: The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised was HK$2.10.

依據新認股權計劃，授權本公司之董事，於新認股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於授予認股權前五個交易日之平均收市價格、授予當日本公司股票收市價或其票面值（以價高者為準）。除另行取消或修訂，新認股權計劃於生效當日起計五年內被確認及有效。按新認股權計劃所授予之股票總數不可超過公司已發行股本之10%。於授予日前之任何十二個月內所授予任何個別人仕之認股權而產生的股票數目不得超過已發行股份之1%。

According to the New Option Scheme, the directors of the Company are authorised, at any time within five years after the adoption of New Option Scheme, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for the Company's shares at a price not less than the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options, the closing price of the Company's shares on the offer date or the nominal value of the Company's shares, whichever is higher. Unless otherwise cancelled or amended, the New Option Scheme will be valid and effective for a period of five years from the date of adoption. The maximum number of shares in respect of which options may be granted under the New Option Scheme cannot exceed 10% of the issued share capital of the Company. The number of shares in respect of which options may be granted to any individual in any twelve-month period up to the offer date is not permitted to exceed 1% of the number of shares in issue.

按新認股權計劃於年內授出及於二零零五年三月三十一日尚未行使之認股權可認購之股份共15,085,000股，為本公司於二零零五年三月三十一日股份之2.77%。授予的認股權必須於授予認股權之指定時期內接受，並支付1港元之代價。授予之認股權可於授予之認股權指定日期內行使。

按新認股權計劃已授予公司董事及集團僱員於年內尚未行使之認股權數目詳情如下：

The number of shares in respect of which options had been granted and outstanding on March 31, 2005 under the New Option Scheme was 15,085,000, representing 2.77% of the shares of the Company on March 31, 2005. Option granted must be taken up within the period as specified in the offer of options, and upon payment of HK$1 as the consideration for the options granted. Options granted are exercisable within the period as specified in the offer of options.

The movements in the number of options, which had been granted to the directors of the Company and employees of the Group under the New Option Scheme, during the year were as follows:

					認股權數目 Number of option shares		
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 港元 Exercise price HK$	於二零零四年四月一日尚未行使 Outstanding at 4.1.2004	是年度行使 Exercised during the year	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005
羅仲榮	Victor Lo Chung Wing	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000	–	1,600,000
吳崇安	Andrew Ng Sung On	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000	–	1,600,000
羅仲炳	Kevin Lo Chung Ping	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	650,000
		10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
羅仲煒	Paul Lo Chung Wai	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	650,000
		10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
梁伯全	Leung Pak Chuen	10.2.2003	10.2.2003-10.1.2008	1.84	500,000	(500,000)	–
顧玉興	Richard Ku Yuk Hing	10.2.2003	10.2.2003-10.1.2008	1.84	500,000	–	500,000
莊紹樑	Andrew Chuang Siu Leung	10.2.2003	10.2.2003-10.1.2008	1.84	500,000	–	500,000
周國偉	Chau Kwok Wai	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	–	500,000
		10.2.2003	10.2.2003-10.1.2008	1.84	600,000	–	600,000
王維勤	Raymond Wong Wai Kan	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	1,000,000
張定球	Vincent Cheung Ting Kau	10.18.2002	4.18.2003-10.17.2007	1.17	300,000	–	300,000
		10.2.2003	10.2.2003-10.1.2008	1.84	400,000	–	400,000
呂明華	Lui Ming Wah	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	–	250,000
		10.2.2003	10.2.2003-10.1.2008	1.84	300,000	–	300,000
羅肇強	John Lo Siew Kiong	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	–	250,000
		10.2.2003	10.2.2003-10.1.2008	1.84	200,000	–	200,000
					11,800,000	(500,000)	11,300,000
職員	Employees	10.18.2002	4.18.2003-10.17.2007	1.17	1,270,000	(170,000)	1,100,000
		10.2.2003	10.2.2003-10.1.2008	1.84	3,530,000	(845,000)	2,685,000
					4,800,000	(1,015,000)	3,785,000
					16,600,000	(1,515,000)	15,085,000

附註： 認股權行使前公司股份收市價之加權平均數為2.16港元。

Note: The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised was HK$2.16.

董事及總裁購買股份或債券之權利(續)

(b) GP工業有一項根據於一九九六年九月十九日通過之一項決議案而採納之高級職員認股權計劃(「舊GP工業認股權計劃」),使其董事可授予GP工業及其任何附屬公司之合適僱員(包括執行董事)認購GP工業股份之權利。舊GP工業認股權計劃於生效當日起計十年內被確認及有效,直至於一九九九年十一月十九日被按於同日舉行之股東特別大會上通過之一項決議案而採納之新一九九九年GP工業認股權計劃(「一九九九年GP工業認股權計劃」)所取代而終止。舊GP工業認股權計劃之目的是促使GP工業能授予合適的僱員及董事認股權,以獎勵其對GP工業之貢獻。授予之認股權可於這等權利授予日期之首個週年日起行使,於第五個週年日辦公時間止屆滿。然而,在舊GP工業認股權計劃未終止前已獲授而仍未行使之認股權仍然生效,會繼續按照舊GP工業認股權計劃的規則所執行直至該特權完全行使或期滿。按舊GP工業認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目在是年度之變動如下:

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES (continued)

(b) GP Ind has an executives' share option scheme (the "Old GP Ind ESOS"), which was adopted pursuant to a resolution passed on September 19, 1996 to enable the directors of GP Ind to offer to eligible employees, including executive directors, of GP Ind or any of its subsidiaries options to subscribe for GP Ind's shares. The Old GP Ind ESOS was initially valid and effective for a period of ten years from the date of adoption until it was discontinued and replaced by the new GP Ind share option scheme 1999 (the "GP Ind 1999 Option Scheme") on November 19, 1999 pursuant to a resolution passed at an extraordinary general meeting on the same date. The purpose of the Old GP Ind ESOS was to enable GP Ind to grant options to eligible employees and directors as incentives and rewards for their contributions to GP Ind. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. However, options granted under the Old GP Ind ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old GP Ind ESOS. The movements in the number of options, which had been granted to directors of the Company and employees of the Group under the Old GP Ind ESOS, during the year were as follows:

					認股權數目 Number of option shares			
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 美元 Exercise price US$	於二零零四年四月一日尚未行使 Outstanding at 4.1.2004	是年度行使 Exercised during the year	是年度期滿/註銷 Expired/ cancelled during the year	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005
莊紹樑	Andrew Chuang Siu Leung	8.2.1999	8.2.2000-8.1.2004	0.41	130,000	(130,000)	–	–
王維勤	Raymond Wong Wai Kan	8.2.1999	8.2.2000-8.1.2004	0.41	130,000	(130,000)	–	–
					260,000	(260,000)	–	–
僱員	Employees	8.2.1999	8.2.2000-8.1.2004	0.41	840,000	(715,000)	(125,000)	–
					1,100,000	(975,000)	(125,000)	–

*附註:*認股權行使前GP工業股份收市價之加權平均數為1.05坡元。

Note: The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised was S$1.05.

依照一九九九年GP工業認股權計劃,授權GP工業之董事,於一九九九年GP工業認股權計劃生效後之十年內任何時間,可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權,其作價為授予認股權日期前三個交易日之平均收市價連同不得超過20%折讓後之價格或其票面值,以價高者為準。除非另行取消或修訂,一九九九年GP工業認股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其授予日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過一九九九年GP工業認股權計劃已發行及可發行股份之20%。

According to the GP Ind 1999 Option Scheme, the directors of GP Ind is authorised, at any time within ten years after the adoption of GP Ind 1999 Option Scheme, to grant options to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shares at a price not more than 20% discount of the average of the closing prices of GP Ind's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GP Ind 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GP Ind on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GP Ind 1999 Option Scheme.

於二零零五年三月三十一日，按一九九九年GP工業認股權計劃授出而尚未行使之認股權可認購之股份為數14,418,000股，此代表GP工業於二零零五年三月三十一日股份之3.14%。授予的認股權必須於授予認股權之指定時期內接受，並支付1坡元之代價。授予之認股權可於這等認股權授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。

The number of shares in respect of which options had been granted and outstanding on March 31, 2005 under the GP Ind 1999 Option Scheme was 14,418,000, representing 3.14% of the shares of GP Ind on March 31, 2005. Options granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

按一九九九年GP工業認股權計劃已授予公司董事及集團僱員於年內尚未行使之認股權數目變動如下：

The movements in the number of options, which had been granted to the directors of the Company and employees of the Group under the GP Ind 1999 Option Scheme, during the year were as follows:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	認股權數目 Number of option shares: 於二零零四年四月一日尚未行使 Outstanding at 4.1.2004	是年度授予 Granted during the year	是年度行使 Exercised during the year	是年度註銷 Cancelled during the year	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005
羅仲榮	Victor Lo Chung Wing	4.14.2000	4.14.2002-4.13.2010	0.456	300,000	–	–	–	300,000
		4.4.2001	4.4.2003-4.3.2011	0.620	600,000	–	–	–	600,000
		8.14.2002	8.14.2003-8.13.2012	0.550	384,000	–	–	–	384,000
		9.15.2003	9.15.2004-9.14.2013	0.880	384,000	–	–	–	384,000
		7.5.2004	7.5.2005-7.4.2014	1.030	–	400,000	–	–	400,000
梁伯全	Leung Pak Chuen	9.15.2003	9.15.2004-9.14.2013	0.880	350,000	–	–	–	350,000
		7.5.2004	7.5.2005-7.4.2014	1.030	–	380,000	–	–	380,000
莊紹樑	Andrew Chuang Siu Leung	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–	110,000
		4.4.2001	4.4.2003-4.3.2011	0.620	200,000	–	–	–	200,000
		8.14.2002	8.14.2003-8.13.2012	0.550	130,000	–	–	–	130,000
		9.15.2003	9.15.2004-9.14.2013	0.880	130,000	–	–	–	130,000
		7.5.2004	7.5.2005-7.4.2014	1.030	–	150,000	–	–	150,000
周國偉	Chau Kwok Wai	7.5.2004	7.5.2005-7.4.2014	1.030	–	180,000	–	–	180,000
王維勤	Raymond Wong Wai Kan	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–	110,000
		4.4.2001	4.4.2003-4.3.2011	0.620	220,000	–	–	–	220,000
		8.14.2002	8.14.2003-8.13.2012	0.550	140,000	–	–	–	140,000
		9.15.2003	9.15.2004-9.14.2013	0.880	140,000	–	–	–	140,000
		7.5.2004	7.5.2005-7.4.2014	1.030	–	180,000	–	–	180,000
					3,198,000	1,290,000	–	–	4,488,000

董事及總裁購買股份或債券之權利（續）

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES (continued)

(b)（續）

(b) (continued)

					認股權數目 Number of option shares				
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零四年四月一日尚未行使 Outstanding at 4.1.2004	是年度授予 Granted during the year	是年度行使 Exercised during the year	是年度註銷 Cancelled during the year	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005
GP工業之董事	Directors of GP Ind	4.4.2001	4.4.2003-4.3.2011	0.620	400,000	–	(400,000)	–	–
		9.15.2003	9.15.2004-9.14.2013	0.880	300,000	–	–	–	300,000
		7.5.2004	7.5.2005-7.4.2014	1.030	–	350,000	–	–	350,000
GP工業之非執行董事	Non-executive directors of GP Ind	4.14.2000	4.14.2002-4.13.2005	0.456	120,000	–	(120,000)	–	–
		4.4.2001	4.4.2003-4.3.2006	0.620	240,000	–	(100,000)	–	140,000
		8.14.2002	8.14.2003-8.13.2007	0.550	154,000	–	–	–	154,000
		9.15.2003	9.15.2004-9.14.2008	0.880	240,000	–	–	–	240,000
		7.5.2004	7.5.2005-7.4.2014	1.030	–	270,000	–	–	270,000
本集團僱員	Employees of the Group	4.14.2000	4.14.2002-4.13.2010	0.456	673,000	–	(164,000)	–	509,000
		4.4.2001	4.4.2003-4.3.2011	0.620	2,020,000	–	(506,000)	–	1,514,000
		8.14.2002	8.14.2003-8.13.2012	0.550	1,280,000	–	(627,000)	–	653,000
		9.15.2003	9.15.2004-9.14.2013	0.880	2,869,000	–	(147,000)	(121,000)	2,601,000
		7.5.2004	7.5.2005-7.4.2014	1.030	–	3,364,000	–	(165,000)	3,199,000
					8,296,000	3,984,000	(2,064,000)	(286,000)	9,930,000
					11,494,000	5,274,000	(2,064,000)	(286,000)	14,418,000

附註：GP工業股份於二零零四年七月五日（即年內授予認股權日前一天）之收市價為1.03坡元。認股權行使前GP工業股份收市價之加權平均數為1.02坡元。

Note: The closing price of GP Ind's shares immediately before July 5, 2004, the date immediately before the options granted during the year, was S$1.03. The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised was S$1.02.

於二零零四年七月五日，合共5,274,000認股權以每股GP工業股份1.03坡元之行使價授出。董事局認為並不適宜於是年度為於一九九九年GP工業認股權計劃下授出之認股權作出估值，因多個對該等認股權估值有決定性影響之因素不能準確地確定。一九九九年GP工業認股權計劃下授予之認股權，在缺乏現成可行之市場價值下，任何對認股權的投機性假設，將會沒有意義並可能誤導股東。

During the year, a total of 5,274,000 options were granted on July 5, 2004 at an exercise price of S$1.03 per GP Ind's share. The directors of the Company considered that it is not appropriate to value share options granted under the GP Ind 1999 Option Scheme during the year as a number of critical factors for the valuation of the share options granted cannot be determined accurately. In the absence of a readily available market value of the options under the GP Ind 1999 Option Scheme, any valuation of the share options granted based on various speculative assumptions would be meaningless and could be misleading to the shareholders.

在一九九九年GP工業認股權計劃下授予之認股權之財務影響將不被納入集團資產負債表，直至該等認股權被行使，有關支出或成本將不會計入損益表或資產負債表。

The financial impact of the share options granted under the GP Ind 1999 Option Scheme is not recorded in the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs.

(c) CIHL有一項於一九九九年六月採納之高級職員認股權計劃(「一九九九年CIHL認股權計劃」)。按一九九九年CIHL認股權計劃，CIHL董事可授予CIHL或其任何附屬公司之合適僱員(包括執行及非執行董事)認購CIHL股份之特權。此計劃所授予之股票總數不可超過授予日之前CIHL已發行股本之15%。

於二零零五年三月三十一日，按一九九九年CIHL認股權計劃授出而尚未行使之認股權可認購之股份為數836,000股，此代表CIHL於二零零五年三月三十一日股份之0.66%。授予的認股權必須於授予認股權之指定時期內接受，並支付1坡元之代價。授予之認股權可於該等認股權授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。

按一九九九年CIHL認股權計劃已授予公司董事及集團僱員於年內尚未行使之認股權數目變動如下：

(c) CIHL has an executive's share option scheme adopted in June 1999 (the "CIHL 1999 Option Scheme"). The CIHL 1999 Option Scheme enables the directors of CIHL to offer to eligible employees, including executive directors and non-executive directors, of CIHL or any of its subsidiaries options to subscribe for CIHL's shares. The maximum number of shares in respect of which options may be granted under the CIHL 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of CIHL on the day preceding the offer date.

The number of shares in respect of which options had been granted and outstanding on March 31, 2005 under the CIHL 1999 Option Scheme was 836,000, representing 0.66% of the shares of CIHL on March 31, 2005. Option granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

The movements in the number of options, which have been granted to the directors of the Company under the CIHL 1999 Option Scheme, during the year were as follows:

					認股權數目 Number of option shares			
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零四年四月一日尚未行使 Outstanding at 4.1.2004	是年度行使 Exercised during the year	是年度期滿／註銷 Expired/ cancelled during the year	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005
羅仲榮	Victor Lo Chung Wing	5.25.2000	5.25.2002-5.24.2010	2.025	200,000	–	–	200,000
周國偉	Chau Kwok Wai	5.25.2000	5.25.2002-5.24.2010	2.025	160,000	–	–	160,000
羅肇強	John Lo Siew Kiong	5.25.2000	5.25.2002-5.24.2010	2.025	110,000	–	–	110,000
					470,000	–	–	470,000
CIHL之董事	Directors of CIHL	5.25.2000	5.25.2002-5.24.2010	1.9125	15,000	(15,000)	–	–
		5.25.2000	5.25.2002-5.24.2010	2.025	110,000	(60,000)	–	50,000
CIHL之非執行董事	Non-executive directors of CIHL	5.25.2000	5.25.2002-5.24.2005	2.25	150,000	–	–	150,000
本集團員工	Employees of the Group	5.25.2000	5.25.2002-5.24.2010	1.9125	434,000	(280,000)	(20,000)	134,000
		5.25.2000	5.25.2002-5.24.2010	2.025	32,000	–	–	32,000
					741,000	(355,000)	(20,000)	366,000
					1,211,000	(355,000)	(20,000)	836,000

附註：認股權行使前CIHL股份收市價之加權平均數為2.82坡元。

Note: The weighted average closing price of CIHL's shares immediately before the dates on which the options were exercised was S$2.82.

在一九九九年CIHL認股權計劃下授予之認股權之財務影響將不被納入集團資產負債表，直至該等認股權被行使，有關支出或成本將不會計入損益表或資產負債表。

The financial impact of the share options granted under the CIHL 1999 Option Scheme is not recorded in the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs.

董事及總裁購買股份或債券之權利(續)

(d) 金山電池有一項高級職員認股權計劃(「舊金山電池認股權計劃」),使其董事局可授予金山電池及其任何附屬公司之合適僱員(包括執行董事)認購金山電池股份之權利。舊金山電池認股權計劃之目的是促使金山電池能授予合適的僱員及董事認股權,以獎勵其對金山電池之貢獻。授予之認股權可於這等權利授予日期之首個週年日起行使,於第五個週年日辦公時間止屆滿。於一九九九年十二月,該舊金山電池認股權計劃已終止,並且由新的一九九九年金山電池認股權計劃(「一九九九年金山電池認股權計劃」)所取代。然而,在舊金山電池認股權計劃未終止前已獲授而仍未行使之認股權仍然生效,會繼續按照舊金山電池認股權計劃的規則所執行直至該認股權完全行使或期滿。按舊金山電池認股權計劃已授予公司董事而尚未行使之認股權數目在是年度之變動如下:

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES (continued)

(d) GPBI has an executives' share option scheme (the "Old GPBI ESOS") to enable the directors of GPBI to offer to eligible employees, including executive directors, of GPBI or any of its subsidiaries options to subscribe for shares of GPBI. The purpose of the Old GPBI ESOS was to enable GPBI to grant options to eligible employees and directors as incentives and rewards for their contributions to GPBI. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. The Old GPBI ESOS was discontinued and replaced by the new GPBI share option scheme 1999 (the "GPBI 1999 Option Scheme") in December 1999. However, options granted under the Old GPBI ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old GPBI ESOS. The movements in the number of options, which have been granted to the directors of the Company under the Old GPBI ESOS, during the year were as follows:

					認股權數目 Number of option shares			
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零四年四月一日尚未行使 Outstanding at 4.1.2004	是年度行使 Exercised during the year	是年度期滿/註銷 Expired/ cancelled during the year	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005
吳崇安	Andrew Ng Sung On	8.6.1999	8.6.2000-8.5.2004	3.080	220,000	(220,000)	–	–
顧玉興	Richard Ku Yuk Hing	8.6.1999	8.6.2000-8.5.2004	3.080	200,000	(110,000)	(90,000)	–
王維勤	Raymond Wong Wai Kan	8.6.1999	8.6.2000-8.5.2004	3.080	120,000	(120,000)	–	–
					540,000	(450,000)	(90,000)	–

一九九九年金山電池認股權計劃使金山電池之董事可授予金山電池及其任何附屬公司之合適僱員(包括執行董事及非執行董事)認購金山電池股份之權利。授予合適僱員及非執行董事之認股權可於這等權利授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。於是年度，按一九九九年金山電池認股權計劃已授予公司董事而尚未行使之認股權數目之詳情如下：

The GPBI 1999 Option Scheme also enables the directors of GPBI to offer to eligible employees, including executive directors and non-executive directors, of GPBI or any of its subsidiaries options to subscribe for GPBI's shares. Options granted to the eligible employees and non-executive directors are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively. The movements in the number of options, which have been granted to the directors of the Company under the GPBI 1999 Option Scheme, during the year were as follows:

					認股權數目 Number of option shares		
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零四年四月一日尚未行使 Outstanding at 4.1.2004	是年度行使 Exercised during the year	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005
吳崇安	Andrew Ng Sung On	3.17.2000	3.17.2002-3.16.2010	1.410	200,000	–	200,000
		10.11.2000	10.11.2002-10.10.2010	1.600	200,000	–	200,000
		8.5.2002	8.5.2004-8.4.2012	1.250	190,000	–	190,000
		6.25.2003	6.25.2005-6.24.2013	2.500	190,000	–	190,000
顧玉興	Richard Ku Yuk Hing	8.5.2002	8.5.2004-8.4.2012	1.250	170,000	(170,000)	–
		6.25.2003	6.25.2005-6.24.2013	2.500	170,000	–	170,000
王維勤	Raymond Wong Wai Kan	8.5.2002	8.5.2004-8.4.2012	1.250	120,000	–	120,000
		6.25.2003	6.25.2005-6.24.2013	2.500	120,000	–	120,000
					1,360,000	(170,000)	1,190,000

除以上所披露外，於二零零五年三月三十一日，本公司之董事及總裁沒有於本公司或其聯營公司(定義見證券及期貨條例第十五節)之股份、相關股份或債券中，擁有根據證券及期貨條例第十五節須通知本公司及香港聯交所，或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益或淡倉(包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益或淡倉)。

Saved as disclosed above, as at March 31, 2005, none of the directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

除以上所披露外，在是年度任何期間，公司或其任何附屬公司沒有參與任何安排以令公司之董事或總裁或其個別有關人仕可透過購買公司或任何法人團體之股份或債券而取得利益。

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors or the chief executive or their respective associates, of the Company to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

除以上所披露外，沒有董事及總裁，或其配偶及其18歲以下子女，有權認購本公司之證券，或於本年度行使此等權利。

Save as disclosed above, none of directors and chief executive, or their spouse and children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

主要股東

於二零零五年三月三十一日，下列人士(本公司之董事或總裁除外)擁有根據證券及期貨條例第336條須通知本公司之本公司股份或相關股份之權益或淡倉，或直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上：

SUBSTANTIAL SHAREHOLDER

As at March 31, 2005, the following person (not being a director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

股東 Name of shareholder	身份 Capacity	持有普通股數目 Number of ordinary shares held	公司已發行股份之百分比約數 Approximate percentage of issued share capital of the Company
Schneider Electric Industries, S.A.	受益人 Beneficial owner	54,564,000	10.01%

除以上所披露者外，於二零零五年三月三十一日，公司董事或總裁沒有察覺任何人士(惟本公司之董事或總裁除外)擁有根據證券及期貨條例第十五節須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人士直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上。

Saved as disclosed above, as at March 31, 2005, the directors and the chief executive of the Company are not aware of any person (other than a director or chief executive of the Company) who had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

可換股證券、認股權、認股權證或類似權利

除財務報表附註34所述之認股權外，本公司於二零零五年三月三十一日，概無尚未行使之可換股證、認股權、認股權證或其他類似權利。於是年度，除財務報表附註31及34所述外並無可換股證、認股權、認股權證或類似權利獲行使。

CONVERTIBLE SECURITIES, OPTIONS, WARRANTS OR SIMILAR RIGHTS

Other than share options as set out in note 34 to the financial statements, the Company had no outstanding convertible securities, options, warrants or other similar rights as at March 31, 2005 and there had been no exercise of convertible securities, options, warrants or similar rights during the year other than set out in notes 31 and 34 to financial statements.

退休福利計劃

集團退休福利計劃之細節詳載於賬目附註36。

RETIREMENT BENEFIT SCHEMES

Details of the retirement benefit schemes of the Group are set out in note 36 to the financial statement.

公司上市證券之買賣及贖回

於是年度，公司及其任何附屬公司沒有買賣或贖回公司之任何上市證券。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

主要供應商及客戶

集團對最大客戶及五位最大客戶所提供之總銷售分別佔本集團全年之總營業額27%及43%。

集團對最大供應商及五位最大供應商所作出之總採購分別佔本集團全年之總採購額30%及53%。

除以上所披露外，沒有董事、其有關人仕、或任何股東(董事得知其持有多於5%本公司股本者)於五位最大客戶或供應商中有任何權益。

MAJOR SUPPLIERS AND CUSTOMERS

The aggregate sales attributable to the Group's largest customer and five largest customers accounted for 27% and 43% respectively of the Group's total turnover for the year.

The aggregate purchases attributable to the Group's largest supplier and five largest suppliers accounted for 30% and 53% respectively of the Group's total purchases for the year.

Save as disclosed above, none of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest customers or suppliers.

公司管治

除本公司獨立非執行董事並無指定任期，而須按本公司組織章程於本公司股東週年大會上輪值告退及重選外，本公司於本年度內符合香港聯合交易所有限公司之證券上市規則(「上市規則」)附錄14所載之最佳應用守則之規定。

本公司已採納上市規則附錄10所載上市發行人董事進行證券交易之標準守則，作為本公司董事進行證券交易之行為守則。本公司在查詢所有董事後確認，於是年內，彼等均已遵照上市規則附錄10所載之規定準則。

隨羅肇強先生於二零零五年五月一日辭任本公司獨立非執行董事後，本公司將只有兩名獨立非執行董事。本公司將委任另一名獨立非執行董事以符合上市規則3.10(1)條關於獨立非執行董事之要求。

本公司已收到各獨立非執行董事根據上市規則3.13條有關其獨立性之書面確認。本公司確認所有獨立非執行董事均屬獨立人士。

公眾持股量

根據本公司獲得之公開資料並就本公司董事所知，本公司於刊發本年報之日已維持公眾持股量不少於上市規則規定之公司已發行股本之25%。

核數師

德勤•關黃陳方會計師行於過去三年為本公司之核數師。

公司將於股東週年大會上提呈決議案批准其繼續聘任。

承董事局命

羅仲榮
主席兼總裁
二零零五年六月十三日

CORPORATE GOVERNANCE

The Company has complied throughout the year ended March 31, 2005 the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the Company's independent non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Company's Articles of Association.

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules as its code of conduct regarding the directors' securities transactions. Having made specific enquiry of all Directors, the Company confirmed that all Directors have complied with the required standard set out in Appendix 10 to the Listing Rules throughout the year.

Upon the resignation of Mr. John Lo Siew Kiong on May 1, 2005, the Company has only two independent non-executive directors. In order to meet the requirements relating to the number of independent non-executive directors as set out in Rule 3.10(1) of the Listing Rules, the Company will appoint another independent non-executive director.

The Company has received from each of the independent non-executive directors an annual written confirmation of independence pursuant to rule 3.13 of the Listing Rules. The Company considers all the independent non-executive directors to be independent.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

AUDITORS

Messrs. Deloitte Touche Tohmatsu have acted as auditors of the Company for the past three years.

A resolution will be submitted to the annual general meeting of the Company to re-appoint them.

On behalf of the Board

Victor LO Chung Wing
Chairman & Chief Executive
June 13, 2005

Deloitte.
德勤

致金山工業(集團)有限公司股東
(於香港註冊成立之有限公司)

本核數師行已完成審核刊載於第47頁至第109頁按照香港普遍採納之會計準則編製的財務報表。

董事及核數師的個別責任
公司條例規定董事須編製真實與公平的財務報表。在編製該等財務報表時,董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果,對該等財務報表作出獨立的意見,並按照公司條例第141條規定,只向整體股東報告。除此以外,本行的報告不可用作其他用途。本行概不就本報告的內容,對任何其他人士負責或承擔法律責任。

意見的基礎
本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況、及有否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時,均以取得一切本行認為必需的資料及解釋為目標,使本行能獲得充份的憑證,就該等財務報表是否存有重要錯誤陳述,作出合理的確定。在作出意見時,本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信,本行的審核工作已為下列意見建立合理的基礎。

意見
本行認為,上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零五年三月三十一日的財政狀況及 貴集團截至該日止年度的溢利和現金流量,並已按照公司條例妥善編製。

德勤•關黃陳方會計師行
執業會計師
香港
二零零五年六月十三日

TO THE SHAREHOLDERS OF GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 47 to 109 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors
The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the context of this report.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at March 31, 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
June 13, 2005

CONSOLIDATED INCOME STATEMENT
綜合損益表

Year ended March 31, 2005 截至二零零五年三月三十一日止年度

		附註 NOTES	2005 千港元 HK$'000	2004 千港元 HK$'000
營業額	Turnover	4	2,179,181	1,684,460
銷售成本	Cost of sales		(1,701,251)	(1,334,532)
毛利	Gross profit		477,930	349,928
其他營業收入	Other operating income		174,243	56,621
銷售及分銷支出	Selling and distribution expenses		(222,361)	(158,592)
行政支出	Administrative expenses		(328,817)	(207,268)
其他營業支出	Other operating expenses	5	(3,885)	(7,634)
營業溢利	Profit from operations	6	97,110	33,055
投資淨收益(虧損)	Net investment gain (loss)	7	27,068	(79,895)
財務成本	Finance costs	8	(79,355)	(62,178)
所佔聯營公司業績	Share of results of associates	9	133,531	460,283
所佔共同控制公司業績	Share of results of jointly controlled entities		(49,912)	–
攤銷購入聯營公司引發之溢價	Amortisation of goodwill on acquisition of associates		(4,227)	(7,138)
變現購入聯營公司引發之折讓	Realisation of negative goodwill on acquisition of associates		985	1,350
出售一間附屬公司部份權益之虧損	Loss on disposal of partial interest of a subsidiary		(4,703)	–
出售附屬公司之虧損	Loss on disposal of subsidiaries		(666)	–
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary		(3,019)	(6,085)
出售聯營公司權益之收益	Gain on disposal of associates		44,115	–
應當出售部份聯營公司權益之虧損	Loss on deemed partial disposal of associates		–	(479)
因出售聯營公司所變現之儲備	Realisation of reserves upon disposal of associates		–	(9,158)
購入附屬公司所產生溢價之減值	Impairment losses recognised for goodwill on acquisition of subsidiaries		–	(7,600)
購入一間聯營公司所產生溢價之減值	Impairment loss recognised for goodwill on acquisition of an associate		–	(17,189)
除税前溢利	Profit before taxation		160,927	304,966
税項	Taxation	10	(67,287)	(80,087)
未計少數股東權益前溢利	Profit before minority interests		93,640	224,879
少數股東權益	Minority interests		(23,345)	(51,066)
全年純利	Net profit for the year		70,295	173,813
分配及其他變動:	Appropriations and other movements:			
股息	Dividends	11	(38,432)	(76,225)
轉入不可分派儲備賬	Transfer to non-distributable reserves			
–法定盈餘	– legal surplus		(988)	(1,136)
			(39,420)	(77,361)
每股盈利	Earnings per share	12		
基本(港仙)	Basic		12.92 cents	32.31 cents
攤薄(港仙)	Diluted		12.21 cents	27.84 cents

CONSOLIDATED BALANCE SHEET
綜合資產負債表

At March 31, 2005 於二零零五年三月三十一日

		附註 NOTES	2005 千港元 HK$'000	2004 千港元 HK$'000
非流動資產	**Non-current assets**			
投資物業	Investment properties	13	**104,130**	138,980
物業、廠房及設備	Property, plant and equipment	14	**418,598**	318,433
所佔聯營公司權益	Interests in associates	16	**1,218,312**	2,194,249
所佔共同控制公司權益	Interests in jointly controlled entities	17	**322,501**	–
非上市股本投資	Unlisted equity investment	18	**275,298**	–
商標	Trademarks	19	**52,284**	56,466
證券投資	Investments in securities	20	**149,538**	143,808
給貿易夥伴之借款	Advances to trade associates	21	**113,998**	97,000
長期應收賬項	Long term receivables	22	**647,900**	–
遞延支出	Deferred expenditure	23	**30,915**	–
商譽	Goodwill	24	**77,038**	7,425
遞延税項資產	Deferred taxation assets	32	**15,889**	–
			3,426,401	2,956,361
流動資產	**Current assets**			
存貨	Inventories	25	**387,524**	280,923
應收賬項、應收票據及預付款項	Debtors, bills receivable and prepayments	26	**1,105,361**	562,332
證券投資	Investments in securities	20	**233,901**	149,786
應收股息	Dividends receivable		**17,057**	22,583
可收回税項	Taxation recoverable		**2,852**	960
銀行結存、存款及現金	Bank balances, deposits and cash		**348,827**	259,319
			2,095,522	1,275,903
流動負債	**Current liabilities**			
應付賬項及費用	Creditors and accrued charges	27	**764,069**	472,505
財務租賃責任	Obligations under finance leases	28	**4,823**	2,742
税項	Taxation payable		**19,446**	11,290
銀行貸款、透支及商業信貸	Bank loans, overdrafts and import loans	29	**1,392,649**	949,378
			2,180,987	1,435,915
流動負債淨值	**Net current liabilities**		**(85,465)**	(160,012)
總資產減去流動負債	**Total assets less current liabilities**		**3,340,936**	2,796,349
少數股東權益	**Minority interests**		**844,965**	272,836
非流動負債	**Non-current liabilities**			
借款	Borrowings	30	**1,209,600**	1,147,243
可換股票據	Convertible note	31	**–**	88,507
遞延税項負債	Deferred taxation liabilities	32	**12,348**	9,376
			1,221,948	1,245,126
資產淨值	**Net assets**		**1,274,023**	1,278,387
資本及儲備	**Capital and reserves**			
股本	Share capital	33	**272,630**	271,095
儲備	Reserves	35	**1,001,393**	1,007,292
股東資金	**Shareholders' funds**		**1,274,023**	1,278,387

第47頁至第109頁所示之賬目，已於二零零五年六月十三日由董事局通過，並由以下董事代表署名：

The financial statements on pages 47 to 109 were approved and authorised for issue by the Board of Directors on June 13, 2005 and are signed on its behalf by:

羅仲榮
董事

吳崇安
董事

Victor LO Chung Wing
Director

Andrew NG Sung On
Director

BALANCE SHEET
資產負債表

At March 31, 2005 於二零零五年三月三十一日

		附註 NOTES	2005 千港元 HK$'000	2004 千港元 HK$'000
非流動資產	**Non-current assets**			
投資物業	Investment properties	13	**20,000**	13,900
物業、廠房及設備	Property, plant and equipment	14	**22,374**	18,991
所佔附屬公司權益	Interests in subsidiaries	15	**1,928,246**	1,900,419
			1,970,620	1,933,310
流動資產	**Current assets**			
應收賬項及預付款項	Debtors and prepayments		**91,482**	141,332
可收回稅項	Taxation recoverable		**806**	806
銀行結存、存款及現金	Bank balances, deposits and cash		**35,264**	101,973
			127,552	244,111
流動負債	**Current liabilities**			
應付賬項及費用	Creditors and accrued charges		**21,138**	16,023
財務租賃責任	Obligations under finance leases	28	**1,397**	1,770
銀行貸款	Bank loans	29	**510,026**	446,210
			532,561	464,003
流動負債淨值	**Net current liabilities**		**(405,009)**	(219,892)
總資產減去流動負債	**Total assets less current liabilities**		**1,565,611**	1,713,418
非流動負債	**Non-current liabilities**			
借款	Borrowings	30	**507,437**	573,853
可換股票據	Convertible note	31	**–**	88,507
欠附屬公司款項	Amounts due to subsidiaries		**12,224**	16,424
			519,661	678,784
資產淨值	**Net assets**		**1,045,950**	1,034,634
資本及儲備	**Capital and reserves**			
股本	Share capital	33	**272,630**	271,095
儲備	Reserves	35	**773,320**	763,539
股東資金	**Shareholders' funds**		**1,045,950**	1,034,634

羅仲榮	**吳崇安**	**Victor LO Chung Wing**	**Andrew NG Sung On**
董事	董事	Director	Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
綜合權益變動表

Year ended March 31, 2005 截至二零零五年三月三十一日止年度

		2005 千港元 HK$'000	2004 千港元 HK$'000
年初數	At beginning of the year	**1,278,387**	998,919
所佔聯營公司及共同控制公司之換算儲備	Share of translation reserves of associates and jointly controlled entities	**(1,541)**	84,451
所佔聯營公司之資本儲備	Share of capital reserve of associates	**838**	14,754
換算海外業務所引發之外滙差額	Exchange differences arising on translation of operations outside Hong Kong	**(7,752)**	(6,349)
尚未於綜合損益賬確認之淨（虧損）收益	Net (losses) gains not recognised in the consolidated income statement	**(8,455)**	92,856
		1,269,932	1,091,775
全年純利	Net profit for the year	**70,295**	173,813
因行使認股權而發行新股（扣除開支）	Issue of shares upon exercise of share options, net of expenses	**4,900**	12,870
出售聯營公司變現之儲備	Reserves realised upon disposal of associates	**5,147**	32,617
已派發股息	Dividends paid	**(76,251)**	(40,544)
出售聯營公司業務變現之儲備	Realisation of reserves realised upon disposal of operations of associates	**–**	7,856
年末數	At end of the year	**1,274,023**	1,278,387

CONSOLIDATED CASH FLOW STATEMENT
綜合現金流量表

Year ended March 31, 2005 截至二零零五年三月三十一日止年度

		2005 千港元 HK$'000	2004 千港元 HK$'000
經營業務之現金流入	**Cash inflows from operating activities**		
除税前溢利	**Profit before taxation**	**160,927**	304,966
調整:	**Adjustments for:**		
所佔聯營公司業績	Share of results of associates	**(133,531)**	(460,283)
所佔共同控制公司業績	Share of results of jointly controlled entities	**49,912**	–
商標攤銷	Amortisation of trademarks	**4,182**	4,183
攤銷購入聯營公司所引發之溢價	Amortisation of goodwill on acquisition of associates	**4,227**	7,138
遞延支出攤銷	Amortisation of deferred expenditure	**16,798**	–
變現購入聯營公司所引發之折讓	Realisation of negative goodwill on acquisition of associates	**(985)**	(1,350)
攤銷購入附屬公司所引發之商譽	Amortisation of goodwill on acquisition of subsidiaries	**3,885**	1,233
物業、廠房及設備之折舊及攤銷	Depreciation and amortisation of property, plant and equipment	**68,951**	45,322
應當出售一間附屬公司之虧損	Loss on disposal of partial interest of a subsidiary	**4,703**	–
出售物業、廠房及設備之(收益)虧損	(Gain) loss on disposal of property, plant and equipment	**(3,666)**	3,807
應當出售聯營公司部份權益之虧損	Loss on deemed partial disposal of associates	**–**	479
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary	**3,019**	6,085
因出售聯營公司所變現之儲備	Realisation of reserves upon disposal of associates	**–**	9,158
於損益賬計入之投資物業估值盈餘	Surplus on valuation of investment properties credited to the income statement	**(9,100)**	(14,209)
利息收入	Interest income	**(43,870)**	(9,428)
銀行及其他借款利息	Interest on bank and other borrowings	**77,731**	59,468
可換股票據利息	Interest on convertible note	**1,462**	2,582
財務租賃責任利息	Interest on obligations under finance leases	**162**	128
證券投資之股息收入	Dividend income from investments in securities	**(22,108)**	(4,697)
持有證券投資尚未變現之淨(收益)虧損	Net unrealised holding (gain) loss on investments in securities	**(30,349)**	79,895
證券投資減值	Impairment loss recognised in respect of investment securities	**4,160**	–
電子商貿投資回撥	Recovery of investments in e-business	**(879)**	–
出售聯營公司之收益	Gain on disposal of associates	**(44,115)**	–
出售附屬公司之虧損	Loss on disposal of subsidiaries	**666**	–
出售投資物業之收益	Gain on disposal of investment properties	**(1,192)**	–
出售電器電線配件及裝置系統業務之淨收益	Net gain on disposal of the electrical wiring devices and installation systems business	**(21,446)**	–
購入一間聯營公司所產生溢價之減值	Impairment loss recognised for goodwill on acquisition of an associate	**–**	17,189
購入附屬公司所產生溢價之減值	Impairment losses recognised for goodwill on acquisition of subsidiaries	**–**	7,600
外幣兑換率變動對公司之間結存之影響	Effect of foreign exchange rate changes on inter-company balances	**1,859**	(10,531)
計算營運資金變動前之營業現金流量	**Operating cash flows before movements in working capital**	**91,403**	48,735
存貨之減少	Decrease in inventories	**62,725**	17,482
應收賬項、應收票據及預付款項之減少(增加)	Decrease (increase) in debtors, bills receivable and prepayments	**338,246**	(2,718)
應付賬項及費用之(減少)增加	(Decrease) increase in creditors and accrued charges	**(265,133)**	71,888
經營業務所產生之淨現金	**Cash generated from operations**	**227,241**	135,387
已付香港利得税	Hong Kong Profits Tax paid	**(13,840)**	(6,126)
已收香港利得税退款	Hong Kong Profits Tax refunded	**–**	4
已付香港以外其他地區税項	Taxation in other jurisdictions paid	**(9,285)**	(6,627)
已收香港以外其他地區税項退款	Taxation in other jurisdictions refunded	**54**	128
經營業務產生之現金淨額	**Net cash from operating activities**	**204,170**	122,766

		附註 NOTES	2005 千港元 HK$'000	2004 千港元 HK$'000
投資業務現金流量	***Cash flows from investing activities***			
購入附屬公司額外權益所付代價	Consideration paid on acquisition of additional interests of subsidiaries		**(373,231)**	(42,473)
購入物業、廠房及設備	Purchase of property, plant and equipment		**(107,904)**	(123,497)
於非上市股本投資之增加	Additions of unlisted equity investment		**(63,376)**	–
長期應收賬款之增加	Increase in long term receivables		**(26,439)**	–
購入聯營公司之權益	Acquisition of interests in associates		**(22,481)**	(50,176)
購入證券投資	Purchase of investments in securities		**(10,440)**	(39)
遞延支出	Payment for deferred expenditure		**(9,800)**	–
給聯營公司之借款	Advances to associates		**(1,800)**	(174)
出售附屬公司（已扣除其現金及現金等值）	Disposal of subsidiaries (net of cash and cash equivalents disposed of)	37	**(30)**	–
收購附屬公司（已扣除其現金及等值現金）	Acquisition of subsidiaries (net of cash and cash equivalents acquired)	38	**635,458**	–
出售聯營公司之款項	Proceeds from disposal of associates		**123,504**	–
已收聯營公司之股息	Dividends received from associates		**115,973**	77,763
出售投資物業之款項	Proceeds from disposal of investment properties		**45,142**	–
已收利息	Interest received		**42,050**	9,527
出售物業、廠房及設備之款項	Proceeds from disposal of property, plant and equipment		**35,296**	9,776
已收證券投資之股息	Dividends received from investments in securities		**22,108**	4,697
聯營公司償還之欠款	Repayment of amounts due from associates		**14,017**	26,387
應當出售部份附屬公司之款項	Proceeds from deemed partial disposal of subsidiaries		**–**	21,077
投資業務產生（使用）之現金淨額	**Net cash from (used in) investing activities**		**418,047**	(67,132)
融資現金流量	**Cash flows from financing activities**			
新銀行貸款	New bank loans raised		**765,300**	1,011,291
附屬公司少數股東所提供股本	Capital contributed by minority shareholders of subsidiaries		**33,181**	3,900
商業信貸現金流入（外流）淨額	Net cash inflow (outflow) from import loans		**24,073**	(1,860)
發行股份所得之款項（已扣除4,000港元之開支）（二零零四年：12,000港元）	Proceeds from issue of shares, net of expenses of HK$4,000 (2004: HK$12,000)		**4,900**	12,870
短期銀行貸款現金流入淨額	Net cash inflow from short term bank loans		**(466,774)**	19,175
償還銀行貸款	Repayment of bank loans		**(433,845)**	(872,439)
償還定息及浮息票據	Repayment of fixed and floating rate notes		**(228,584)**	(20,912)
已付銀行及其他借款之利息	Interest on bank and other borrowings paid		**(77,929)**	(61,199)
已付股息	Dividends paid		**(76,251)**	(40,544)
已付附屬公司少數股東之股息	Dividends paid to minority shareholders of subsidiaries		**(60,389)**	(14,559)
償還財務租賃之本金	Principal payments for obligations under finance leases		**(4,619)**	(2,737)
已付財務租賃責任之利息	Interest on obligations under finance leases paid		**(153)**	(129)
融資所（使用）產生之現金淨額	**Net cash (used in) from financing activities**		**(521,090)**	32,857
現金及等值現金增加淨額	Net increase in cash and cash equivalents		**101,127**	88,491
年初之現金及等值現金	Cash and cash equivalents at beginning of the year		**252,618**	156,168
外幣兑換率變動之影響	Effect of foreign exchange rate changes		**(13,112)**	7,959
年末之現金及等值現金	**Cash and cash equivalents at end of the year**	40	**340,633**	252,618

1. 緒言

本公司乃一間在香港註冊成立之上市有限公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。

本公司乃一間投資控股公司，其附屬公司、聯營公司及共同控制公司之業務分別載於附註45、46及47。

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company acts as an investment holding company. The activities of its principal subsidiaries, associates and a jointly controlled entity are set out in notes 45, 46 and 47 respectively.

2. 新香港會計準則之潛在影響

於二零零四年，香港會計師公會(「香港會計師公會」)頒佈多項新訂及經修訂香港會計準則及香港財務報告準則(「香港財務報告準則」)(以下統稱為「新香港財務報告準則」)，於二零零五年一月一日或之後開始之會計期間生效。本集團於截至二零零五年三月三十一日止年度之財務報告，提早採納香港會計準則(「香港會計準則」)第40號「投資物業」。

集團

提早採納香港會計準則第40號將改變本集團處理其投資物業估值之會計政策。往年，投資物業估值之增加被記賬於投資物業重估儲備，而估值之減少，則先於重估儲備內抵銷，餘額在損益表支銷。

於本年度，因採納香港會計準則第40號而增加之所佔聯營公司業績為12,801,000港元。而採納香港會計準則第40號對本集團以往會計期間之業績並無重大影響，因此並不需要對前期賬目作出調整。

集團已開始考慮其他新香港財務報告準則對集團之影響，於現時並未能決定該些新香港財務報告準則會否明顯影響集團準備及呈報之運作業績及其財務狀項。該些新香港財務報告準則可能導致將來集團在準備及呈報之業績及財務狀項上有所改變。

公司

採納香港會計準則第40號改變本公司處理其投資物業估值之會計政策。採納香港會計準則第40號導致本年度盈利增加6,100,000港元(二零零四年：2,395,000港元)，於二零零四年四月一日之累計溢利增加2,395,000港元及投資物業重估儲備減少2,395,000港元。

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards ("HKFRSs") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005. The Group has early adopted Hong Kong Accounting Standard ("HKAS") 40 "Investment Property" in the financial statements for the year ended March 31, 2005.

The Group

The adoption of HKAS 40 has resulted in the changes in the Group's accounting policies for the valuation of investment properties. In prior years, increases in valuation of investment properties were credited to investment property revaluation reserve whereas decreases in valuations were firstly set off against revaluation reserve and thereafter charged to the income statement.

The adoption of HKAS 40 has led to an increase in share of results of associates for the year of HK$12,801,000 and the adoption of HKAS 40 has had no significant effect on the results for prior accounting period. Accordingly no prior period adjustment was required.

The Group has commenced considering the potential impact of other new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

The Company

The adoption of HKAS 40 has resulted in the changes in the Company's accounting policies for the valuation of investment properties. The adoption of HKAS 40 has led to an increase in the profit for the current year of HK$6,100,000 (2004: HK$2,395,000) and an increase in accumulated profits at April 1, 2004 and a decrease in investment property revaluation reserve of HK$2,395,000.

3. 主要會計政策

綜合基準

綜合賬目合併了本公司及其附屬公司截至每年三月三十一日止年度之賬目。

綜合損益表包括在是年度由有效收購日期起或截至有效出售日期止被收購或出售之附屬公司之業績。

集團內公司之間的所有重大交易及結餘已於編製綜合帳目時已被剔除。

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

3. 主要會計政策（續）

商譽

商譽為收購作價較集團所佔附屬公司、業務、聯營公司或共同控制公司之可辨認資產公平淨值所超逾之差額。

於二零零一年四月一日前因收購附屬公司或業務產生之商譽，可繼續保留於儲備中，當出售有關附屬公司或業務時，其商譽將會計入損益表中，或可於決定作商譽減值時計算。

於二零零一年四月一日或以後因收購產生之商譽，會被確認為資產並按可用年期以直線法攤銷。因收購附屬公司或業務而產生之商譽會獨立分列於資產負債表中。收購一間聯營公司或一間共同控制公司而產生之商譽將包括在聯營公司或共同控制公司之賬面值內。

當出售附屬公司、業務、聯營公司或共同控制公司時，其有關未攤銷商譽／已在儲備中撇除之商譽須於計算出售盈虧時包括在內。

負商譽

收購附屬公司、業務、聯營公司或共同控制公司所產生之負商譽乃指集團於收購日應佔所收購的可辨別資產及負債之公平價值高出收購成本之差價。

本集團採納會計實務準則（「會計準則」）第30號「商業合併」賦予之過渡安排不須重訂及確認之前被計入儲備之負商譽為收入。因此，於二零零一年四月一日前因收購產生之負商譽將於儲備中保留，而於出售有關附屬公司或業務時將會計入損益表中。

於二零零一年四月一日後因收購產生之負商譽，會按個別具體情況經分析後計入收入。源自於收購日可預期損失或支出之負商譽將可於該等損失或支出出現時列作收入。餘下的負商譽將以直線法根據可分辨資產之餘下平均可用有效年期按年確認。如該負商譽超逾所收購可分辨非貨幣資產之公平值，將立即被確認為收入。收購附屬公司或業務所產生之負商譽會獨立分開列於資產負債表中，並從資產中扣除。收購聯營公司或共同控制公司所產生之負商譽會包括在聯營公司或共同控制公司之賬面值內。

於出售附屬公司，業務，聯營公司或共同控制公司時，其所屬之負商譽將於出售時於損益表中確認。

營業額

營業額乃是年度向外界客戶銷售貨品之已收及應收淨額總數。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, business, an associate or a jointly controlled entity at the date of acquisition.

Goodwill arising on acquisition of a subsidiary or business prior to April 1, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or business, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition on or after April 1, 2001 is recognised as an asset and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of subsidiary or business is presented separately in the balance sheet. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or the jointly controlled entity.

On disposal of a subsidiary, business, an associate or a jointly controlled entity, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserves is included in the determination of the gain or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, business, an associate or a jointly controlled entity at the date of acquisition over the cost of acquisition.

The Group has adopted the transitional relief provided by Statement of Standard Accounting Practice ("SSAP") 30 "Business combinations" from restating and recognising the negative goodwill which has previously been credited to reserves as income. Accordingly, negative goodwill arising on acquisition prior to April 1, 2001 is held in reserves and will be credited to the income statement at the time of disposal of the relevant subsidiary or business.

Negative goodwill arising on acquisition subsequent to April 1, 2001 is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful economic lives of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately. Negative goodwill arising on the acquisition of a subsidiary or business is presented separately in the balance sheet as a deduction from assets. Negative goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or the jointly controlled entity.

On disposal of a subsidiary, business, an associate or a jointly controlled entity, the attributable negative goodwill will be credited to the income statement at the time of disposal of the relevant subsidiary, business, associate or jointly controlled entity.

Turnover

Turnover represents the total net amounts received and receivable for goods supplied to outside customers during the year.

收入確認
貨物出售於貨物付運及貨權已轉手時確認。

租金收入，包括營業性租賃物業之預收租金，按其租賃年期以直線法確認。

利息收入乃以本金及其利率按時間比例計入。

股息收入於集團已確定有權收取該款項時確認。

附屬公司
於附屬公司之投資以投資成本扣除任何可辨別之減值損失計入公司的資產負債表。

聯營公司
聯營公司乃集團可對其行使重大之影響力之機構，包括參與製訂財務及經營政策。

綜合損益表包括本集團所佔收購後聯營公司之年度業績。在綜合資產表上，所佔聯營公司權益以本集團所佔聯營公司淨資產，加上收購時所付溢價之未攤銷部份及減去收購所引發之折讓之未列作收入部份另扣減可辨認之減值損失列賬。

共同控制公司
共同控制公司乃以長期投資為目的，集團及其他人士按存在合約安排共同控制其進行經濟活動之共同控制公司。

集團於共同控制公司之權益以集團所佔共同控制公司資產，加上(減去)並未於損益表中攤銷或(變現)之因收購產生之溢價(折讓)，以及減去任何被確認之減值入賬於資產負債表上。集團所佔共同控制公司之收購後業績於綜合損益表中計入。

非上市股本投資
非上市股本投資按成本減去經確定之減值虧損列賬。

財務租賃之資產
如租賃之條文轉嫁大部份擁有權之風險及回報予集團，該資產會被列為財務租賃資產。財務租賃或貸款契約之資產會以購入日期以公平價格資本化。相對之負債在扣除利息支出後會以財務租賃責任列於資產負債表內。一切總承擔與該等資產之公平價格之差額為財務租賃成本，將於有關租賃年期於損益表上支銷以期達到把剩餘財務租賃之責任於期後會計時期均衡地支銷。

其他租賃皆列為營業性租賃，應付之租金乃按有關之租賃年期以直線法於損益表扣除。

Revenue recognition
Sales of goods are recognised when goods are delivered and title has been passed.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Dividend income is recognised when the shareholders' right to receive payment has been established.

Subsidiaries
Investments in subsidiaries are included in the balance sheet of the Company at cost less any identified impairment loss.

Associates
An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions of the investee.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of net assets of the associates plus the premium paid less any discount on acquisition in so far as it has not already been amortised or released to income, less any identified impairment loss.

Jointly controlled entity
A jointly controlled entity is a joint venture held as a long term investment and a contractual arrangement exists whereby the Group and other parties undertake an economic activity which is subject to joint control.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities plus the premium paid less any discount on acquisition in so far as it has not already been amortised or released to income, less any identified impairment loss. The Group's share of the post-acquisition results of its jointly controlled entities is included in the consolidated income statement.

Unlisted equity investment
Unlisted equity investment is stated at cost less any identified impairment loss.

Assets held under finance leases
Assets are classified as being held under finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liabilities to the lessors, net of interest charges, are included in the balance sheet as a finance lease obligation. The finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable are charged to the income statement on a straight line basis over the relevant lease term.

3. 主要會計政策（續）

投資物業

投資物業乃持有作出租用途及／或待其資本升值之物業，以公平價值於資產負債表列賬。因投資物業公平價值改變引致之盈利或虧損將於計入該年度之損益表中。

發展中之物業

發展中之物業乃按成本列賬，並於其已完成時轉為物業、廠房及設備之一個指定類別。成本包括所有與建造有關所引致之直接成本。

物業、廠房及設備

物業、廠房及設備（發展中物業除外）乃以成本或估值減去累積折舊、累計攤銷及任何已確認之損值虧損列賬。

當資產被出售或撤出時，其盈餘或虧損乃所收款項及資產賬面值之差額，將變現於損益賬內。

任何因物業評估而產生之增值將撥入物業重估儲備。如某資產因估值而產生之淨資產值減少比較其在物業重估儲備中之以往評估增值（如有）為大，則兩者之差額將會在損益賬中扣除。由於集團採用會計準則第17號「物業、廠房及設備」之過渡安排免除為於一九九五年九月三十日前以重估值入賬之物業作定期估值，故此等物業將不會進一步估值。於以後出售該等資產時，其有關以往未轉到保留溢利之評估增值將轉到保留溢利。

除發展中物業外，物業、廠房及設備之成本或估值於其估計可用年期按以下折舊率以直線法或餘額遞減法每年折舊及攤銷：

直線法：

永久擁有土地	無
短期及中期租賃土地	按餘下尚未屆滿租賃年期
租賃房產	4%或按個別尚餘租賃年期（取較短者）
永久擁有房產	2%至3.2%
租約房產裝修	10%或按個別尚餘租賃年期（取較短者）

餘額遞減法：

機械及設備	10% 至25%
工模及工具	20% 至30%
其他	10% 至25%

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment property

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at its fair value at the balance sheet date. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

Properties under development

The properties under development are stated at cost and are transferred to a specific category of property, plant and equipment when they are completed. Cost comprises all direct costs incurred in relation to their construction.

Property, plant and equipment

Property, plant and equipment other than properties under development are stated at cost or valuation less accumulated depreciation and amortisation and any identified impairment loss.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Any surplus arising on revaluation of properties is credited to the properties revaluation reserve. A decrease in the net carrying amount arising on revaluation of an asset is charged to the income statement to the extent that it exceeds the surplus, if any, held in the properties revaluation reserve relating to previous revaluation of that particular asset. The Group has adopted the transitional relief provided by SSAP 17 "Property, plant and equipment" from the requirement to make revaluation on a regular basis of properties, which had been carried at revalued amounts prior to September 30, 1995, and accordingly, no further revaluation of these properties will be carried out. On the subsequent sale of these assets, the attributable revaluation surplus not yet transferred to accumulated profits in prior years is transferred to accumulated profits.

Depreciation and amortisation are provided to write off the cost or valuation of property, plant and equipment other than properties under development over their estimated useful lives, using the straight line method or the reducing balance method, at the following rates per annum:

Straight line method:

Freehold land	Nil
Leasehold land held under short and medium term leases	Over the remaining unexpired terms of the leases
Leasehold buildings	4% or over the remaining period of respective leases where shorter
Freehold buildings	2% to 3.2%
Leasehold improvements	10% or over the remaining period of respective leases where shorter

Reducing balance method:

Machinery and equipment	10% to 25%
Moulds and tools	20% to 30%
Others	10% to 25%

發展中之物業之成本待商業使用後才予折舊，因此發展中之物業以成本列賬。

財務租賃之資產乃根據如擁有資產般估計可用年期和租賃年期二者中之較短者計算折舊。

商標

購入商標之成本均資本化並以其估計有用年期二十年分期平均攤銷。

證券投資

證券投資在交易當日確認，並即時以成本價格入賬。

除持有至到期日之債券外，投資分類為投資證券及其他投資。

投資證券為策略性長線投資，並以成本減去可分辨的損值虧損列賬。

其他投資以公平價格入賬，而未變現之收益及虧損將包括在該年度之純利或淨虧損中。

遞延支出

(a) 專業訣竅

購入製造新產品專業訣竅之既得權利之成本，由既得日期起計，以直線法分三年至五年或按專利年期(取較短者)攤銷。若構成遞延支出的情況再不適用或有存疑，不能產生價值的部份遞延支出將立即於損益賬撇除。

(b) 產品發展支出

為發展新產品之項目之支出，包括製造有關新產品之購入專業訣竅之既得權利之成本；若該項目已清楚確定、支出已分別確認及已合理地確實該項目已技術性可行和結果將有商業價值，則該支出將列為資本性及遞延支出。若產品發展支出不符合這些標準，則將於產生時列作支出。

產品發展支出於產品已作商業用途開始後以直線法按估計商業年份分五年攤銷。惟情況有變而遞延支出之理據不再存在或可疑，其相應之支出將於損益賬中即時支銷。

The cost of properties under development will not be depreciated until they are put into use and accordingly properties under development are stated at cost.

Assets held under finance leases are depreciated over the estimated useful lives on the same basis as owned assets, or where shorter, the terms of the leases.

Trademarks

The cost incurred in the acquisition of trademarks is capitalised and amortised on a straight line basis over their estimated useful lives of twenty years.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, less any identified impairment loss.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Deferred expenditure

(a) Technical know-how

The cost of acquiring rights to technical know-how for the production of new products is amortised, using the straight line method, over a period of three to five years from the date of acquisition or the licence period, whichever is the shorter. Where the circumstances which have justified the deferral of the expenditure no longer apply, or are considered doubtful, the expenditure, to the extent to which it is considered to be irrecoverable, will be written off immediately to the income statement.

(b) Product development expenditure

Expenditure incurred on projects in developing new products, including the respective cost of acquiring the rights to technical know-how for the production of the relevant new products, will be capitalised and deferred only when the project is clearly defined, the expenditure is separately identifiable and there is reasonable certainty that the project is technically feasible and the outcome will be of commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Product development expenditure is amortised, using the straight line method, over its estimated commercial life of five years commencing in the year when the product is put into commercial use. Where the circumstances which have justified the deferral of the expenditure no longer apply, or are considered doubtful, the expenditure, to the extent to which it is considered to be irrecoverable, will be written off immediately to the income statement.

3. 主要會計政策（續）

可換股票據

可換股票據將分別地披露於財務報表，並於換股前列為負債。於損益表確認為可換股票據之財務成本包括贖回可換股票據時之應付溢價，並以期達到將可換股票據餘額於期後會計期間均衡地支銷之方式計算。因發行可換股票據而引致之費用於損益表中即時支銷。

存貨

存貨乃根據成本和可變現淨值二者中之較低值入賬。成本以先入先出法計算。可變現淨值乃按實際或估計售價減去所有其他生產成本及有關之市場推廣、銷售及分銷費用計算。

減值損失

於資產負債表結算日，本集團檢視其資產並決定有否跡象需因應作出減值損失。如某資產可取回值低於其賬面值時，賬面值會因而調低至可取回值。一般減值損失將立即被確認為支出，如相關資產以重估值列賬，其減值損失則視作減少重估儲備。

當減值損失於之後逆轉，資產的賬面值增加至新訂的預期可取回值，但所增加後的賬面值不可超逾其於往年度未計減值損失時之價值。減值損失之逆轉，將立即被計作收入，如相關資產以重估值列賬，其減值損失之逆轉將視作增加重估儲備。

稅項

稅項支出為當前應付稅項與遞延稅項之總和。

當前應付稅項乃基於應課稅溢利計算。應課稅溢利有別與損益表中所報之純利，因應課稅溢利之計算不包括於其他年度之應課稅收入及可減免之支出。此外，應課稅溢利之計算不包括永不用課稅及永不獲減免之損益表項目。

遞延稅項指就財務報表內資產及負債之賬面值與計算應課稅溢利所使用之相應稅務基礎之分別而預期應付或可收回之稅項。遞延稅項採用資產負債表債務方法入賬。在一般情況下，遞延稅項負債就所有應課稅暫時差距予以確認，而如有可能利用可減免暫時差距以抵消應課稅溢利，遞延稅項資產將被確認。如暫時差距源自商譽或對應課稅溢利及會計溢利皆無影響交易中資產及負債之初期確認（商業合併除外），該等資產及負債將不予確認。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Convertible note

Convertible note is separately disclosed and regarded as liability unless conversion actually occurs. The finance cost recognised in the income statement in respect of the convertible note, including the premium payable upon the final redemption of the convertible note, is calculated so as to produce a constant periodic rate of charge on the remaining balance of the convertible note for each accounting period. The costs incurred in connection with the issue of convertible note are charged immediately to the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is calculated as the actual or estimated selling price less all further costs of production and the related costs of marketing, selling and distribution.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable and deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

遞延稅項負債就投資於附屬公司、聯營公司及共同控制公司而產生之應課稅暫時差距予以確認，除非集團能控制暫時差距之逆轉以及暫時差距在可見將來將不會逆轉。

遞延稅項資產賬面值於每一個資產負債表日作出重估，將因應不可能存在足夠應課稅溢利還原全部或部份該等資產而減少。

遞延稅項以當該負債被結算或該資產被確認時期所預期之稅率計算。遞延稅項將在損益表中扣除或計入損益表中，已直接自資本扣除或計入資本內之項目除外。

外幣換算

外幣交易概以交易當日之匯率約數換算。凡以外幣為本位之貨幣資產及負債乃按資產負債表結算日之匯率換算。外匯盈虧均於損益表報賬。

在預備綜合財務報表時，海外業務之業績乃以全年平均之匯率換算，而海外業務之資產及負債乃以資產負債表結算日之匯率換算，任何在合併時引起之換算差額均撥入換算儲備。

退休保障

介定供款退休計劃之供款會於發生時計入為工資成本。

4. 業務及地域性分類

就管理而言，本集團現時由四個主要營運部門構成，它們成為集團滙報的基礎分類資料，其主要業務詳見如下：

主要營運部門及其業務範圍：

科技及策略	一	從事製造和分銷高級科技產品包括發光二極管顯示屏及持有策略性投資
電子	一	發展、製造和分銷電子產品，包括：汽車電子，專業電子產品，零部件，汽車配線，電纜及揚聲器
電池	一	發展、製造和分銷電池及相關產品
電器	一	發展、製造和分銷裝置電器產品

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

In preparing the consolidated financial statements, the results of operations outside Hong Kong are translated using the average exchange rates for the year. The assets and liabilities of the operations outside Hong Kong are translated using the rates ruling on the balance sheet date. On consolidation, any differences arising on translation of operations outside Hong Kong are dealt with in the translation reserve.

Retirement benefit costs

Payments to the defined contribution retirement plan are charged as expenses as they are incurred.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is currently organised into four principal operating divisions of which their principal activities are disclosed as follows and these divisions form the basis on which the Group reports its primary segment information. Principal operating divisions and their activities are:

Technology and strategic	–	manufacture and distribution of high-end technological products consisting of LED display screens and holding of strategic investments
Electronics	–	development, manufacture and distribution of electronic products including automotive electronics, specialty electronics, parts and components, wire harness and cables, and loudspeakers
Batteries	–	development, manufacture and distribution of batteries and battery related products
Electrical	–	development, manufacture and distribution of electrical wiring installation products

4. 業務及地域性分類（續）

本集團分類資料之分析如下：

(a) 以業務分類
二零零五年

4. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Analysis of the Group's segment information is as follows:

(a) Business segments
2005

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
營業額	**TURNOVER**						
對外銷售	External sales	254,041	1,904,390	–	20,750	–	2,179,181
內部對銷	Inter-segment sales	4	–	–	–	(4)	–
		254,045	1,904,390	–	20,750	(4)	2,179,181
內部業務銷售乃按現行市場價格進行	Inter-segment sales are charged at prevailing market rates						
業績	**RESULTS**						
業務業績	Segment results	21,770	88,491	–	37,233	–	147,494
不能分類之企業費用	Unallocated corporate expenses						(67,227)
其他企業收入	Other corporate income						16,843
營業溢利	*Profit from operations*						97,110
投資淨收益	Net investment gain						27,068
財務成本	Finance costs						
業務	Segment	(4,144)	(35,660)	–	(9,079)	–	(48,883)
企業	Corporate						(30,472)
所佔聯營公司業績	Share of results of associates	(4,391)	99,978	51,829	(13,885)	–	133,531
所佔共同控制公司業績	Share of results of jointly controlled entities	–	–	–	(49,912)	–	(49,912)
攤銷購入聯營公司權益引發之溢價	Amortisation of goodwill on acquisition of associates						(4,227)
變現購入聯營公司引發之折讓	Realisation of negative goodwill on acquisition of associates						985
出售一間附屬公司部份權益之虧損	Loss on disposal of partial interest of a subsidiary						(4,703)
出售附屬公司之虧損	Loss on disposal of subsidiaries						(666)
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary						(3,019)
出售聯營公司之收益	Gain on disposal of associates						44,115
除稅前溢利	Profit before taxation						160,927
稅項	Taxation						(67,287)
未計少數股東權益前溢利	Profit before minority interests						93,640
少數股東權益	Minority interests						(23,345)
全年純利	Net profit for the year						70,295
資產	**ASSETS**						
業務資產	Segment assets	661,364	1,290,511	–	1,545,783	(81,165)	3,416,493
所佔聯營公司權益	Interests in associates	17,637	443,446	756,062	1,167	–	1,218,312
所佔共同控制公司權益	Interests in jointly controlled entities	–	–	–	322,501	–	322,501
非上市股本投資	Unlisted equity investment	–	–	–	275,298	–	275,298
不能分類企業資產	Unallocated corporate assets						289,319
總資產	Consolidated total assets						5,521,923

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
負債	**LIABILITIES**						
業務負債	Segment liabilities	481,515	450,341	–	332,965	(516,958)	747,863
貸款	Borrowings						
業務	Segment	160,583	1,284,102	–	143,525	–	1,588,210
企業	Corporate						1,018,862
不能分類企業負債	Unallocated corporate liabilities						48,000
總負債	Consolidated total liabilities						3,402,935
其他資料	**OTHER INFORMATION**						
資本性支出	Capital expenditure						
業務	Segment	13,322	71,677	–	25,311	–	110,310
企業	Corporate						7,611
折舊及攤銷	Depreciation and amortisation						
業務	Segment	24,303	45,894	–	16,444	–	86,641
企業	Corporate						7,175
因收購聯營公司而增加之商譽	Additions of goodwill on acquisition of an associate	–	6,313	–	–	–	6,313
因購入聯營公司而增加之折讓	Additions of negative goodwill on acquisition of an associate	–	87	–	–	–	87
因購入附屬公司而引發之商譽	Additions of goodwill arising from acquisition of subsidiaries						
業務	Segment	23,927	(9,502)	–	–	–	14,425
企業	Corporate						24,967
因增加購入附屬公司權益而引發之商譽	Additions of goodwill arising from acquisition of additional interests in subsidiaries						
業務	Segment	–	5,165	–	–	–	5,165
企業	Corporate						28,483
遞延支出之增加	Additions of deferred expenditure	9,800	–	–	–	–	9,800

4. 業務及地域性分類（續）
(a) 以業務分類（續）
二零零四年

4. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)
(a) Business segments (continued)
2004

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
營業額	**TURNOVER**						
對外銷售	External sales	358	1,684,102	–	–	–	1,684,460
內部對銷	Inter-segment sales	43	–	–	–	(43)	–
		401	1,684,102	–	–	(43)	1,684,460
內部業務銷售乃按現行市場價格進行	*Inter-segment sales are charged at prevailing market rates*						
業績	**RESULTS**						
業務業績	Segment results	15,245	60,178	–	–	–	75,423
不能分類之企業費用	Unallocated corporate expenses						(61,989)
其他企業收入	Other corporate income						19,621
營業溢利	Profit from operations						33,055
投資淨虧損	Net investment loss						(79,895)
財務成本	Finance costs						
業務	Segment	(1,050)	(30,916)	–	–	–	(31,966)
企業	Corporate						(30,212)
所佔聯營公司業績	Share of results of associates	428	101,583	121,541	236,731	–	460,283
攤銷購入聯營公司權益引發之溢價	Amortisation of goodwill on acquisition of associates						(7,138)
變現購入聯營公司引發之折讓	Realisation of negative goodwill on acquisition of associates						1,350
因出售聯營公司所變現之儲備	Realisation of reserves upon disposal of associates						(9,158)
購入附屬公司所產生溢價之減值	Impairment losses recognised for goodwill on acquisition of subsidiaries						(7,600)
購入一間聯營公司所產生溢價之減值	Impairment loss recognised for goodwill on acquisition of an associate						(17,189)
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary						(6,085)
應當出售聯營公司部份權益之虧損	Loss on deemed partial disposal of associates						(479)
除稅前溢利	Profit before taxation						304,966
稅項	Taxation						(80,087)
未計少數股東權益前溢利	Profit before minority interests						224,879
少數股東權益	Minority interests						(51,066)
全年純利	Net profit for the year						173,813
資產	**ASSETS**						
業務資產	Segment assets	355,756	1,351,609	–	–	(23,510)	1,683,855
所佔聯營公司權益	Interests in associates	61,846	480,713	761,162	890,528	–	2,194,249
不能分類企業資產	Unallocated corporate assets						354,160
總資產	Consolidated total assets						4,232,264

		科技及策略 Technology and Strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
負債	**LIABILITIES**						
業務負債	Segment liabilities	475,256	466,655	–	–	(486,300)	455,611
貸款	Borrowings						
業務	Segment	15,079	1,062,451	–	–	–	1,077,530
企業	Corporate						1,021,833
可換股票據	Convertible note						88,507
不能分類企業負債	Unallocated corporate liabilities						37,560
總負債	Consolidated total liabilities						2,681,041
其他資料	**OTHER INFORMATION**						
資本性支出	Capital expenditure						
業務	Segment	368	123,671	–	–	–	124,039
企業	Corporate						1,821
折舊及攤銷	Depreciation and amortisation						
業務	Segment	7,849	37,587	–	–	–	45,436
企業	Corporate						5,302
因購入聯營公司而增加之折讓	Additions of negative goodwill on acquisition of associates	–	–	8,619	–	–	8,619
因增加購入附屬公司權益而引發之商譽	Additions of goodwill arising from acquisition of additional interests in subsidiaries						
業務	Segment	–	250	–	–	–	250
企業	Corporate						6,862

4. 業務及地域性分類(續)

(b) 地域分類

集團產品之製造及分銷於中國包括香港及其他亞太地區、中東及歐洲國家進行。集團同時於美國維持市場推廣活動。

以下列表提供集團按市場地域而非貨品來源之銷售分析。

4. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

(b) Geographical segments

Manufacturing and distribution of the Group's products are carried out in The People's Republic of China ("the PRC") including Hong Kong and certain other Asia-Pacific, Middle East and European countries. The Group also maintains marketing function in America.

The following table provides an analysis of the Group's sales by geographical market, *irrespective of the origin of the goods.*

		營業額 Turnover		除稅前溢利(虧損) Profit (loss) before taxation	
		2005 千港元 HK$'000	2004 千港元 HK$'000	**2005 千港元 HK$'000**	2004 千港元 HK$'000
中華人民共和國	The PRC				
一香港	– Hong Kong	**119,004**	70,877	**17,195**	48,659
一內地	– Mainland China	**230,026**	143,091	**54,555**	79,428
其他亞洲國家	Other Asian countries	**687,783**	623,407	**9,412**	38,718
歐洲	Europe	**543,313**	411,482	**(21,917)**	41,292
北美及南美洲	North & South America	**491,832**	367,593	**63,291**	33,451
澳洲及新西蘭	Australia & New Zealand	**95,958**	60,170	**26,117**	51,654
其他	Others	**11,265**	7,840	**12,274**	11,764
		2,179,181	1,684,460	**160,927**	304,966

分類資產之賬面值,物業、廠房及設備,及無形資產之增加,按資產所在地域之分析如下:

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical areas in which the assets are located:

		分類資產之賬面值 *Carrying amount* of segment assets		物業、廠房及設備及無形資產之增加 Additions to property, plant *and equipment* and intangible assets	
		2005 千港元 HK$'000	2004 千港元 HK$'000	**2005 千港元 HK$'000**	2004 千港元 HK$'000
中華人民共和國	The PRC				
一香港	– Hong Kong	**1,485,569**	1,250,704	**39,868**	6,486
一內地	– Mainland China	**1,485,917**	1,175,089	**68,527**	100,039
其他亞洲國家	Other Asian countries	**849,216**	998,397	**80,006**	9,811
歐洲	Europe	**676,094**	361,475	**18,166**	16,636
北美及南美洲	North & South America	**248,460**	196,002	**507**	–
澳洲及新西蘭	Australia & New Zealand	**718,261**	243,608	**–**	–
其他	Others	**58,406**	6,989	**–**	–
		5,521,923	4,232,264	**207,074**	132,972

5. 其他營業支出

5. OTHER OPERATING EXPENSES

		2005 千港元 HK$'000	2004 千港元 HK$'000
其他營業支出包括：	**The other operating expenses comprise:**		
攤銷購入附屬公司引發之商譽	Amortisation of goodwill on acquisition of subsidiaries	**3,885**	1,233
重組揚聲器業務之費用	Restructuring costs for speaker businesses	**–**	6,401
		3,885	7,634

6. 營業溢利

6. PROFIT FROM OPERATIONS

		2005 千港元 HK$'000	2004 千港元 HK$'000
營業溢利已減除以下項目：	**Profit from operations has been arrived at after charging:**		
董事酬金（如下）	Directors' emoluments (see below)	**34,508**	28,549
員工薪金、津貼及福利	Staff salaries, allowances and welfare	**306,516**	237,174
員工費用合計	Total staff costs	**341,024**	265,723
遞延支出攤銷（包括於行政支出內）	Amortisation of deferred expenditure (included in administrative expenses)	**16,798**	–
商標攤銷（包括於行政支出內）	Amortisation of trademarks (included in administrative expenses)	**4,182**	4,183
核數師酬金	Auditors' remuneration		
本年度	Current year	**5,491**	3,013
往年不足之撥備	Underprovision for prior years	**308**	126
折舊及攤銷	Depreciation and amortisation on		
擁有之資產	Owned assets	**67,755**	43,987
財務租賃之資產	Assets held under finance leases	**1,196**	1,335
出售物業、廠房及設備之虧損	Loss on disposal of property, plant and equipment	**–**	3,807
營業性租賃租金	Minimum lease payments made in respect of		
租賃物業	Rental premises	**25,915**	15,984
其他	Others	**4,514**	3,516
研究費用支出	Research expenditure incurred	**38,057**	26,447
及經計入：	**and after crediting:**		
股息收入：	Dividend income from:		
上市投資	Listed investments	**22,098**	4,693
非上市投資	Unlisted investments	**10**	4
出售投資物業之收益	Gain on disposal of investment properties	**1,192**	–
出售物業、廠房及設備之收益	Gain on disposal of property, plant and equipment	**3,666**	–
出售電器配件及裝置系統業務之淨收益	Net gain on disposal of the electrical wiring devices and installation systems business	**21,446**	–
銀行存款及結存之利息收入	Interest earned on bank deposits and balances	**43,697**	7,532
聯營公司借款之利息收入	Interest income from associates	**173**	1,896
投資物業租金收入扣除支出1,096,000港元（二零零四年：828,000港元）	Rental income from investment properties, less outgoings of HK$1,096,000 (2004: HK$828,000)	**8,963**	4,174
重估投資物業之盈餘	Surplus on valuation of investment properties	**9,100**	14,209

6. 營業溢利(續) 6. PROFIT FROM OPERATIONS (continued)

董事薪酬及僱員薪酬 Directors' emoluments and employees' emoluments

		2005 千港元 HK$'000	2004 千港元 HK$'000
董事	**Directors**		
袍金:	Fees:		
執行董事	Executive	**90**	90
非執行董事	Non-executive	**257**	200
		347	290
執行董事之其他酬金:	Other emoluments to executive directors:		
薪酬及其他福利	Salaries and other benefits	**17,414**	14,928
業勤獎勵	Performance related incentive payments	**15,248**	11,927
退休福利計劃供款	Retirement benefit scheme contributions	**1,499**	1,404
		34,161	28,259
		34,508	28,549

以上披露之數目包括付予非執行董事之董事袍金257,000港元(二零零四年:200,000港元)。

The amounts disclosed above include directors' fees of HK$257,000 (2004: HK$200,000) payable to non-executive directors.

於本年度期間,集團提供居住物業予一位執行董事,該物業之租值為489,000港元(二零零四年:489,000港元)。此數目並未包括在上列之酬金內。

During the year, the Group also provided accommodation to an executive director and the rateable value of the property amounted to HK$489,000 (2004: HK$489,000). The amount has not been included in above.

董事之酬金分級如下:

Emoluments of the directors were within the following bands:

		董事人數 Number of director(s) 2005	2004
0港元-1,000,000港元	HK$Nil – HK$1,000,000	**6**	6
1,500,001港元-2,000,000港元	HK$1,500,001 to HK$2,000,000	**1**	2
2,000,001港元-2,500,000港元	HK$2,000,001 to HK$2,500,000	**1**	1
2,500,001港元-3,000,000港元	HK$2,500,001 to HK$3,000,000	**1**	–
4,000,001港元-4,500,000港元	HK$4,000,001 to HK$4,500,000	**1**	–
4,500,001港元-5,000,000港元	HK$4,500,001 to HK$5,000,000	**1**	1
6,000,001港元-6,500,000港元	HK$6,000,001 to HK$6,500,000	**1**	–
8,000,001港元-8,500,000港元	HK$8,000,001 to HK$8,500,000	**–**	2
11,500,001港元-12,000,000港元	HK$11,500,001 to HK$12,000,000	**1**	–

僱員

本集團於本年最高薪酬之五名僱員包括四名(二零零四年:三名)公司董事(其酬金之詳情如上所載)。其餘一名(二零零四年:兩名)本集團最高薪酬之非公司董事僱員之酬金如下:

Employees

The five highest paid individuals of the Group for the year included four (2004: three) directors of the Company, details of whose emoluments are set out above. The emoluments of the one (2004: two) highest paid employees of the Group, not being a director of the Company, are as follows:

		2005 千港元 HK$'000	2004 千港元 HK$'000
薪酬及其他福利	Salaries and other benefits	**2,654**	5,230
業勤獎勵	Performance related incentive payments	**1,603**	1,158
退休福利計劃供款	Retirement benefit scheme contributions	**211**	283
		4,468	6,671

該等僱員之酬金分級如下:

Emoluments of these employees were within the following bands:

		僱員人數 Number of employee(s) 2005	 2004
2,000,001港元-2,500,000港元	HK$2,000,001 to HK$2,500,000	**–**	1
4,000,001港元-4,500,000港元	HK$4,000,001 to HK$4,500,000	**1**	1

7. 投資淨收益(虧損)

7. NET INVESTMENT GAIN (LOSS)

		2005 千港元 HK$'000	2004 千港元 HK$'000
投資淨收益(虧損)包括:	**Net investment gain (loss) comprises:**		
持有投資證券未變現之淨收益(虧損)	Net unrealised holding gain (loss) on investments in securities	**30,349**	(79,895)
電子商資投資回撥	Recovery of investments in e-business	**879**	–
投資證券減值虧損確認	Impairment loss recognised in respect of investment securities	**(4,160)**	–
		27,068	(79,895)

8. 財務成本

8. FINANCE COSTS

		2005 千港元 HK$'000	2004 千港元 HK$'000
銀行及其他借款利息費用:	Interest on bank and other borrowings:		
於五年內全部償還	Wholly repayable within five years	**77,381**	59,278
並非於五年內全部償還	Not wholly repayable within five years	**350**	190
可換股票據	Convertible note	**1,462**	2,582
財務租賃	Finance leases	**162**	128
總借款成本	Total borrowing costs	**79,355**	62,178

9. 所佔聯營公司業績

於二零零四年，所佔聯營公司業績包括所佔CIH Limited（「CIHL」）於出售若干業務之淨溢利206,299,000港元（已包括變現儲備32,617,000港元）。該等交易詳情列於附註16(b)。

9. SHARE OF RESULTS OF ASSOCIATES

In 2004, the share of results of associates included the share of net gain of CIH Limited ("CIHL") of HK$206,299,000, after the realisation of reserves of HK$32,617,000, on disposal of certain operations. Details of these transactions are set out in note 16(b).

10. 稅項

10. TAXATION

		2005 千港元 HK$'000	2004 千港元 HK$'000
包括：	The charge comprises:		
公司及其附屬公司：	**The Company and its subsidiaries:**		
香港利得稅	Hong Kong Profits Tax	**9,633**	8,846
香港以外其他地區稅項	Taxation in jurisdictions other than Hong Kong	**14,676**	7,305
遞延稅項（附註32）	Deferred taxation (note 32)	**(9,206)**	2,146
小計	Sub-total	**15,103**	18,297
所佔聯營公司之稅項：	**Share of taxation of associates:**		
香港利得稅	*Hong Kong Profits Tax*	**15,591**	3,412
香港以外其他地區稅項	Taxation in jurisdictions other than Hong Kong	**19,042**	58,378
遞延稅項	Deferred taxation	**10,891**	–
小計	Sub-total	**45,524**	61,790
所佔共同控制公司之稅項：	**Share of taxation of jointly controlled entities:**		
香港利得稅	Hong Kong Profits Tax	**24**	–
香港以外其他地區稅項	Taxation in jurisdictions other than Hong Kong	**6,210**	–
遞延稅項	Deferred taxation	**426**	–
小計	Sub-total	**6,660**	–
合計	**Total**	**67,287**	80,087

香港利得稅乃按是年度估計應課稅溢利按稅率17.5%（二零零四年：17.5%）計算。

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the year.

香港以外地區稅項乃按有關司法管轄之現行稅率計算。

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

稅項之分析如下：

A statement of reconciliation of taxation is as follows:

		2005 千港元 HK$'000	2004 千港元 HK$'000
除稅前溢利	Profit before taxation	**160,927**	304,966
按香港利得稅率17.5%（二零零四年：17.5%）計算之稅項	Tax at the Hong Kong Profits Tax rate of 17.5% (2004: 17.5%)	**28,162**	53,369
不獲稅項減免支出之稅務影響	Tax effect of expenses not deductible for tax purposes	**42,630**	45,005
免稅收入之稅務影響	Tax effect of income not taxable for tax purposes	**(58,674)**	(51,186)
未確認遞延稅項資產之稅務影響	Tax effect of deferred tax assets not recognised	**41,798**	17,478
應用往年未確認稅項虧損之稅務影響	Tax effect on utilisation of tax losses previously not recognised	**(8,352)**	(11,679)
附屬公司、聯營公司及共同控制公司所處香港以外地區不同稅率之影響	Effect of different tax rates of subsidiaries, associates and jointly controlled entities in jurisdictions other than Hong Kong	**9,371**	16,498
其他	Others	**12,352**	10,602
是年度稅項	Taxation charge for the year	**67,287**	80,087

11. 股息

11. DIVIDENDS

		2005 千港元 HK$'000	2004 千港元 HK$'000
建議派發末期股息每股3.0仙（二零零四年：5.0仙）	Final dividend proposed of 3.0 cents (2004: 5.0 cents) per share	**16,479**	27,149
派發二零零四年特別股息每股5.0仙	2004 Special dividend paid of 5.0 cents per share	**–**	27,149
已派發中期股息每股4.0仙（二零零四年：4.0仙）	Interim dividend paid of 4.0 cents (2004: 4.0 cents) per share	**21,809**	21,644
因行使認股權而增加派發之上年度股息	Additional prior year's dividend paid as a result of exercise of share options	**144**	283
		38,432	76,225

12. 每股盈利

12. EARNINGS PER SHARE

截至二零零五年三月三十一日及二零零四年三月三十一日止年度之每股基本盈利及攤薄盈利乃根據下列數據計算：

The calculation of the basic and diluted earnings per share for the years ended March 31, 2005 and 2004 is computed based on the following data:

		2005 千港元 HK$'000	2004 千港元 HK$'000
盈利	**Earnings**		
全年純利及計算基本每股盈利之溢利	Net profit for the year and earnings for the purpose of basic earnings per share	**70,295**	173,813
就可攤薄潛在股份攤薄主要附屬公司及聯營公司每股盈利之所佔溢利作出之調整	Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	**(1,098)**	(5,692)
假設可換股票據被轉換作出之調整	Adjustment resulting from the assumed conversion of the convertible note	**(2,002)**	(16,396)
計算攤薄每股盈利之盈利	Earnings for the purpose of diluted earnings per share	**67,195**	151,725
		'000	'000
股份數目	**Number of shares**		
計算基本每股盈利之股份加權平均數	Weighted average number of shares for the purpose of basic earnings per share	**544,226**	537,955
認股權之可攤薄潛在股份之影響	Effect of dilutive potential shares on share options	**6,123**	6,951
計算攤薄每股盈利之股份加權平均數	Weighted average number of shares for the purpose of diluted earnings per share	**550,349**	544,906

攤薄每股盈利之計算乃假設附註31之可換股票據被轉換為GP工業有限公司（「GP工業」）之股份，GP工業為本公司擁有87.14%權益之附屬公司。

The computation of diluted earnings per share assumes the conversion of the convertible note as set out in note 31 into the shares of GP Industries Limited ("GP Ind"), a 87.14% owned subsidiary of the Company.

13. 投資物業

13. INVESTMENT PROPERTIES

		集團 THE GROUP 千港元 HK$'000	公司 THE COMPANY 千港元 HK$'000
於二零零三年四月一日	At April 1, 2003	112,295	–
從物業、廠房及設備轉入	Transfer from property, plant and equipment	12,476	11,505
重估物業之盈餘	Surplus on valuation	14,209	2,395
於二零零四年三月三十一日及於二零零四年四月一日	At March 31, 2004 and April 1, 2004	138,980	13,900
出售	Disposals	(43,950)	–
重估物業之盈餘	Surplus on valuation	9,100	6,100
於二零零五年三月三十一日	**At March 31, 2005**	**104,130**	**20,000**

以上集團及本公司之投資物業包括：

The Group's and the Company's investment properties shown above comprise:

		集團 THE GROUP		公司 THE COMPANY	
		2005 千港元 **HK$'000**	2004 千港元 HK$'000	**2005** 千港元 **HK$'000**	2004 千港元 HK$'000
在香港，中期租賃	Held in Hong Kong under medium term leases	**104,130**	96,380	**20,000**	13,900
本港以外地區之永久擁有物業	Freehold properties held outside Hong Kong	**–**	42,600	**–**	–
		104,130	138,980	**20,000**	13,900

本集團之投資物業於二零零五年三月三十一日由獨立專業估值師行，永利行評值顧問有限公司以公開市場價值基準進行估值。

The investment properties of the Group were revalued at March 31, 2005 on an open market existing use basis by RHL Appraisal Ltd., independent professional valuers.

於資產負債表結算日，本集團部份投資物業以營業租賃租出。

At the balance sheet date, certain of the Group's investment properties are rented out under operating leases.

14. 物業、廠房及設備

14. PROPERTY, PLANT AND EQUIPMENT

		永久擁有土地及房產 Freehold land and buildings 千港元 HK$'000	租賃土地及房產 Leasehold land and buildings 千港元 HK$'000	租約房產裝修 Leasehold improvements 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	工模及工具 Moulds and tools 千港元 HK$'000	發展中物業 Properties under development 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
集團	**THE GROUP**								
成本或估值	**Cost or valuation**								
二零零四年四月一日計算	At April 1, 2004	19,077	86,138	72,244	207,803	34,256	98,537	86,289	604,344
貨幣調整	Currency realignment	679	(1,554)	(360)	538	993	320	519	1,135
收購附屬公司	Purchase of subsidiaries	–	45,322	6,962	13,409	1,677	10,448	5,079	82,897
出售附屬公司	Disposal of subsidiaries	–	–	(63)	(1,229)	–	–	(158)	(1,450)
增加	Additions	–	420	6,647	60,371	11,458	4,523	34,502	117,921
出售	Disposals	–	(14,995)	(1,796)	(41,848)	(1,033)	(11,358)	(13,547)	(84,577)
重新分類	Reclassification	–	99,077	–	(8)	2	(99,055)	(16)	–
二零零五年三月三十一日計算	**At March 31, 2005**	**19,756**	**214,408**	**83,634**	**239,036**	**47,353**	**3,415**	**112,668**	**720,270**
包括：	Comprising:								
成本	At cost	19,756	164,822	83,634	239,036	47,353	3,415	112,668	670,684
估值－一九九四年	At valuation – 1994	–	46,883	–	–	–	–	–	46,883
估值－二零零二年	At valuation – 2002	–	2,703	–	–	–	–	–	2,703
		19,756	214,408	83,634	239,036	47,353	3,415	112,668	720,270
折舊及攤銷	**Depreciation and amortisation**								
二零零四年四月一日計算	At April 1, 2004	2,610	23,036	49,508	146,579	20,986	–	43,192	285,911
貨幣調整	Currency realignment	105	(1,011)	(34)	416	692	–	361	529
出售附屬公司	Disposal of subsidiaries	–	–	(25)	(681)	–	–	(66)	(772)
是年度準備	Provided for the year	247	6,756	8,888	29,779	7,830	–	15,451	68,951
出售時減除	Eliminated on disposals	–	(2,423)	(1,553)	(37,369)	(793)	–	(10,809)	(52,947)
二零零五年三月三十一日計算	**At March 31, 2005**	**2,962**	**26,358**	**56,784**	**138,724**	**28,715**	**–**	**48,129**	**301,672**
賬面淨值	**Net book values**								
二零零五年三月三十一日計算	**At March 31, 2005**	**16,794**	**188,050**	**26,850**	**100,312**	**18,638**	**3,415**	**64,539**	**418,598**
二零零四年三月三十一日計算	At March 31, 2004	16,467	63,102	22,736	61,224	13,270	98,537	43,097	318,433

14. 物業、廠房及設備（續） 14. PROPERTY, PLANT AND EQUIPMENT (continued)

		集團 THE GROUP 2005 千港元 HK$'000	2004 千港元 HK$'000
以上集團之物業權益包括：	The Group's property interests shown above comprise:		
本港以外地區之永久擁有物業	Freehold properties held outside Hong Kong	**16,794**	16,467
租賃物業：	Leasehold properties:		
在香港	Held in Hong Kong,		
中期租賃	medium term leases	**84,964**	56,098
香港以外地區	Held outside Hong Kong,		
中期租賃	medium term leases	**98,248**	1,702
短期租賃	short term leases	**4,838**	5,302
		204,844	79,569

		租約房產裝修 Leasehold improvements 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
公司	**THE COMPANY**			
成本	**Cost**			
二零零四年四月一日計算	At April 1, 2004	12,549	39,969	52,518
增加	Additions	–	7,611	7,611
出售	Disposals	–	(53)	(53)
二零零五年三月三十一日計算	**At March 31, 2005**	**12,549**	**47,527**	**60,076**
折舊及攤銷	**Depreciation and amortisation**			
二零零四年四月一日計算	At April 1, 2004	8,743	24,784	33,527
是年度準備	Provided for the year	620	3,594	4,214
出售時減除	Eliminated on disposals	–	(39)	(39)
二零零五年三月三十一日計算	**At March 31, 2005**	**9,363**	**28,339**	**37,702**
賬面淨值	**Net book values**			
二零零五年三月三十一日計算	**At March 31, 2005**	**3,186**	**19,188**	**22,374**
二零零四年三月三十一日計算	At March 31, 2004	3,806	15,185	18,991

		集團 THE GROUP		公司 THE COMPANY	
		2005 千港元 HK$'000	2004 千港元 HK$'000	2005 千港元 HK$'000	2004 千港元 HK$'000
財務租賃之物業、廠房及設備之賬面淨值：	Net book value of property, plant and equipment held under finance leases:				
機械及設備	Machinery and equipment	**9,166**	2,334	**–**	–
其他	Others	**1,727**	4,449	**1,334**	3,886
		10,893	6,783	**1,334**	3,886

15. 所佔附屬公司權益

15. INTERESTS IN SUBSIDIARIES

		公司 THE COMPANY 2005 千港元 HK$'000	2004 千港元 HK$'000
上市股份投資成本	Listed shares, at cost	**1,178,428**	1,128,416
非上市股份投資成本	Unlisted shares, at cost	**337,798**	337,798
減值虧損	Impairment losses	**(209,155)**	(209,155)
		1,307,071	1,257,059
附屬公司欠款	Amounts due from subsidiaries	**621,175**	643,360
		1,928,246	1,900,419
上市股份於三月三十一日之市值	Market values of listed shares at March 31	**1,648,347**	1,948,612

附屬公司欠款並無抵押及沒有固定還款條款。董事局認為，公司將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

The amounts due from subsidiaries are unsecured and have no fixed terms of repayment. In the opinion of the directors, the Company will not demand for the repayment of the amounts within next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current.

上市股份乃指在新加坡註冊成立之GP工業之投資，其股份在新加坡交易所股票交易公司(「新加坡交易所」)上市。

The listed shares represent the investment in GP Ind which is incorporated in the Republic of Singapore and its shares are listed on Singapore Exchange Securities Trading Limited (the "Singapore Stock Exchange").

減值虧損乃依據市場借款利率折算可得附屬公司之未來估計現金流淨值計得之可取回值而確定。附屬公司之賬面值將減至依據市場借款利率折算估計之可取回值。

Impairment losses were recognised based on the recoverable amounts of subsidiaries which were determined by the estimated discounted net cash flows from these subsidiaries. The carrying amounts of the subsidiaries were reduced to the respective recoverable amounts which were estimated using market borrowing rates.

主要附屬公司於二零零五年三月三十一日之詳情載於賬目附註45。

Particulars of the principal subsidiaries at March 31, 2005 are set out in note 45.

16. 所佔聯營公司權益

16. INTERESTS IN ASSOCIATES

		集團 THE GROUP 2005 千港元 HK$'000	2004 千港元 HK$'000
所佔資產淨值	Share of net assets	**1,197,432**	2,150,384
購入聯營公司溢價	Goodwill on acquisition of associates	**44,049**	67,515
購入聯營公司折讓	Negative goodwill on acquisition of associates	**(31,073)**	(31,971)
		1,210,408	2,185,928
聯營公司欠款	Amounts due from associates	**7,904**	20,121
減值虧損確認	Impairment losses recognised	**–**	(11,800)
		1,218,312	2,194,249
上市股份於三月三十一日之市值	Market values of listed shares at March 31	**463,398**	1,656,750

聯營公司欠款沒有固定還款條款。就董事意見，集團將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

Amounts due from associates have no fixed repayment terms. In the opinion of the directors, the Group will not demand for the repayment within the next twelve months from the balance sheet date. Accordingly, the amounts are shown as non-current assets.

減值虧損乃依據市場借款利率折算可得該聯營公司之未來估計現金流量淨值計得之可取回值而確認。聯營公司之賬面值將減至依據市場借款利率折算估計之可取回值。

Impairment losses were recognised based on the recoverable amounts of associates which were determined by the estimated discounted net future cash flows from these associates. The carrying amounts of the associates are reduced to the respective recoverable amounts which are estimated using market borrowing rates.

16. 所佔聯營公司權益（續）

因購入聯營公司而產生之溢價及折讓變動之詳情如下：

16. INTERESTS IN ASSOCIATES (continued)

Details of movements of goodwill and negative goodwill on acquisition of associates are as follows:

		購入聯營公司之溢價 Goodwill on acquisition of associates		購入聯營公司之折讓 Negative goodwill on acquisition of associates	
		2005 千港元 HK$'000	2004 千港元 HK$'000	**2005 千港元 HK$'000**	2004 千港元 HK$'000
成本	**Cost**				
年初數	At beginning of the year	**185,351**	185,351	**36,035**	27,416
購入聯營公司	Acquired on purchase of associates	**6,313**	–	**87**	8,619
出售聯營公司	Disposal of associates	**(39,101)**	–	**–**	–
年末數	At end of the year	**152,563**	185,351	**36,122**	36,035
攤銷及減值虧損	**Amortisation and impairment loss**				
年初數	At beginning of the year	**117,836**	93,509	**4,064**	2,714
是年度準備	Provided for the year	**4,227**	7,138	**–**	–
是年度變現	Realised during the year	**–**	–	**985**	1,350
出售聯營公司時減除	Eliminated on disposal of associates	**(13,549)**	–	**–**	–
減值虧損變現	Impairment loss recognised	**–**	17,189	**–**	–
年末數	At end of the year	**108,514**	117,836	**5,049**	4,064
淨值	**Net book values**				
年末數	At end of the year	**44,049**	67,515	**31,073**	31,971
年初數	At beginning of the year	**67,515**	91,842	**31,971**	24,702

因購入聯營公司而引起之溢價會按預計可用年期攤銷，而過往因購入而產生之商譽預計可用年期由五至二十年不等。

Goodwill arising from acquisition of associates is amortised over the estimated useful lives and the foreseeable lives of goodwill arising from the acquisition ranging from five to twenty years.

因購入聯營公司而引致之折讓會以不超過於購入可折舊資產之預計平均有用年期以二十年為上限用直線法於損益賬變現。

Negative goodwill arising from acquisition of associates is released to income on a straight line basis over a period of not more than twenty years representing the estimated average useful lives of the depreciable assets acquired in the acquisition.

於截至二零零四年三月三十一日止年度，管理層就因收購而產生之溢價進行審核，因應其未來估計現金流量之可取回值作出17,189,000港元之減值虧損。

During the year ended March 31, 2004, the management conducted a review of the recoverable amounts of goodwill arising on acquisition and an impairment loss of HK$17,189,000 was recognised with reference to future discounted cash flow.

主要聯營公司於二零零五年三月三十一日之詳情載於賬目附註46。

Particulars of the principal associates at March 31, 2005 are set out in note 46.

(a) 於二零零五年三月三十一日，集團擁有於新加坡交易所上市之金山電池國際有限公司（「金山電池」）之權益。金山電池之年結日為三月三十一日。根據其截至二零零五年三月三十一日止年度經審核賬項之金山電池財務資料，以及本集團所佔金山電池權益之有關資料為如下：

(a) At March 31, 2005, the Group has interests in shares in GP Batteries International Limited ("GPBI"), a company with its shares listed on the Singapore Stock Exchange. The financial year end date of GPBI is March 31. The financial information in respect of GPBI based on its audited financial statements for the year ended March 31, 2005 and the relevant information in respect of the Group's interest in GPBI are as follows:

		於二零零五年三月三十一日 At March 31, 2005 千港元 HK$'000	於二零零四年三月三十一日 At March 31, 2004 千港元 HK$'000
財務狀況	**Financial position**		
總資產	Total assets	**4,410,011**	4,044,930
總負債	Total liabilities	**2,634,658**	2,294,140
少數股東權益	Minority interests	**222,415**	196,145
所佔金山電池資產淨值	Share of net assets of GPBI	**763,895**	776,880
本集團所佔金山電池股份於三月三十一日之市值	Market value of the shares in GPBI held by the Group at March 31	**463,398**	954,416

		截至二零零五年三月三十一日止年度 Year ended March 31, 2005 千港元 HK$'000	截至二零零四年三月三十一日止年度 Year ended March 31, 2004 千港元 HK$'000
全年業績	**Results for the year**		
營業額	Turnover	**4,161,097**	3,719,233
全年純利	Net profit for the year	**8,277**	203,426
集團應佔全年純利	Net profit for the year attributable to the Group	**4,009**	86,581

16. 所佔聯營公司權益（續）

(b) 於二零零四年三月三十一日，集團擁有於新加坡交易所上市之CIHL之權益。於是年度，本集團增加於CIHL之權益，使CIHL成為本集團之附屬公司。根據其截至二零零三年十二月三十一日止年度經審核賬項之CIHL財務資料，以及本集團所佔CIHL權益之有關資料為如下：

16. INTERESTS IN ASSOCIATES (continued)

(b) At March 31, 2004, the Group has interests in shares in CIHL, a company with its shares listed on the Singapore Stock Exchange. During the year, the Group increased its interest in CIHL and CIHL became a subsidiary of the Group. The financial information in respect of CIHL based on its audited financial statements for the year ended December 31, 2003 and the relevant information in respect of the Group's interest in CIHL are as follows:

		於二零零三年十二月三十一日 At December 31, 2003 千港元 HK$'000
財務狀況	**Financial position**	
總資產	Total assets	3,388,932
總負債	Total liabilities	1,617,467
少數股東權益	*Minority interests*	16,743
所佔CIHL資產淨值	Share of net assets of CIHL	864,944

		2004 千港元 HK$'000
本集團所佔CIHL股份於三月三十一日之市值	Market value of the shares in CIHL held by the Group at March 31	702,334

		截至二零零三年十二月三十一日止年度 Year ended December 31, 2003 千港元 HK$'000
全年業績	**Results for the year**	
營業額	Turnover	858,377
全年純利	Net profit for the year	494,453
集團應佔全年純利	Net profit for the year attributable to the Group	207,145

CIHL於二零零三年八月二十五日與Schneider Electric SA（「Schneider」）訂立兩項互相關連及有條件之交易（統稱「交易」）：

i) 根據CIHL與Schneider訂立之有條件合營協議（「合營協議」）之條款在亞洲成立一項各佔50%股權之合營項目（「亞洲合營項目」），以發展、製造及銷售電器配件及裝置系統（「電器配件及裝置系統業務」）；及

ii) 出售CIHL於澳洲Gerard Industries (No. 3) Pty Ltd.（「Gerard Industries」）旗下電器配件及裝置系統業務之全部52.4%實際權益（「澳洲出售事項」）。

On August 25, 2003, CIHL entered into two inter-dependent and conditional transactions with Schneider Electric SA ("Schneider") (collectively referred to as the "Transactions"):

i) a 50:50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS Business") in Asia pursuant to the terms of a conditional joint venture agreement (the "JVA") entered into by CIHL and Schneider (the "Asian Joint Venture"); and

ii) the sale of the CIHL's entire 52.4% effective interest in the EWDIS Business of Gerard Industries (No. 3) Pty Ltd. ("Gerard Industries") in Australia (the "Australian Disposal").

亞洲合營項目

亞洲合營項目以分別發行10股每股面值1美元之股份予CIHL及Schneider而成立。此外，CIHL將其在亞洲之電器配件及裝置系統業務注入亞洲合營項目內，作價106,700,000美元，其中59,600,000美元用作認購59,599,990股亞洲合營項目股份，餘款47,100,000美元則以現金支付予CIHL。Schneider將其在亞洲之電器配件業務注入亞洲合營項目，作價12,500,000美元，另外，以現金47,100,000美元用作認購59,599,990股亞洲合營項目股份。

就亞洲合營項目之投資，CIHL享有一項認沽期權，而Schneider亦享有一項認購期權。根據二零零三年十二月二十二日之經修訂合營協議之條款，CIHL享有一項選擇權(「奇勝認沽期權」)可將其於亞洲合營項目所持有之50%權益全數售予Schneider，而Schneider亦享有一項選擇權(「Schneider認購期權」)可全數購入CIHL於亞洲合營項目所持有之50%權益。CIHL有權於二零零四年十二月二十一日後任何時間於達成若干條件下行使奇勝認沽期權。Schneider則可於二零零七年四月一日之後90日內及於二零零八年四月一日之後任何時間行使Schneider認購期權。此外，CIHL及Schneider均可於發生合營協議所列明之若干事件時各自行使本身擁有之選擇權。

澳洲出售事項

澳洲出售事項受澳洲買賣協議(「澳洲買賣協議」)條款約束並涉及：

i) CIHL將其於Gerard Industries旗下電器配件及裝置系統業務之52.4%實際權益全數售予Schneider；

ii) 就上述售賣，Schneider付予CIHL首期款項90,400,000澳元；

iii) 由二零零三年十二月二十二日起計四年，Schneider扣存其需付予CIHL之56,000,000澳元，以保證CIHL可能須就Gerard Industries旗下電器配件及裝置系統業務訴訟而作出之賠償；及

iv) 另為數最高可達7,600,000澳元之款項，視乎稅項及其他問題能否獲得解決而付予CIHL。

有關交易於二零零三年十二月二十二日完成。於二零零三年十二月三十一日止年度，CIHL就有關交易與Schneider組成亞洲合營項目，並同時將集團聯營公司Gerard Industries旗下電器配件及裝置系統業務所持所有權益出售予Schneider，淨收入為105,487,000坡元。

The Asian Joint Venture

The Asian Joint Venture was set up by issuing 10 shares of US$1 each to CIHL and Schneider respectively. In addition, CIHL injected its EWDIS Business in Asia into the Asian Joint Venture valued at US$106.7 million, of which US$59.6 million pertains to consideration for 59,599,990 shares in the Asian Joint Venture and the remaining US$47.1 million to be paid to CIHL in cash. Schneider injected its electrical wiring devices business in Asia into the Asian Joint Venture valued at US$12.5 million and cash injection of US$47.1 million in consideration for 59,599,990 shares in the Asian Joint Venture.

CIHL and Schneider each have a put and call option in respect of their investment in the Asian Joint Venture. Under the terms of the revised JVA dated December 22, 2003, CIHL has an option to sell its entire 50% interest in the Asia Joint Venture to Schneider (the "Clispal Put Option") and Schneider has an option to acquire CIHL's entire 50% interest in the Asia Joint Venture (the "Schneider Call Option"). CIHL will be entitled to exercise the Clipsal Put Option at any time after December 21, 2004 subject to the satisfaction of certain conditions and Schneider may exercise the Schneider Call Option during a 90 day period after April 1, 2007 and then at any time after April 1, 2008. In addition, at any time on the occurrence of certain events specified in the JVA may trigger either the Clipsal Put Option or the Schneider Call Option being exercised by the respective party.

The Australian Disposal

The Australian Disposal is governed by the terms of the Australian sale and purchase agreement (the "Australian SPA") and involves:

i) The sale of CIHL's entire 52.4% effective interest in Gerard Industries' EWDIS Business to Schneider;

ii) The payment of initial proceeds amounting A$90.4 million by Schneider to CIHL for the above-mentioned sale;

iii) The payment of A$56 million by Schneider is being retained by Schneider for a period of 4 years from December 22, 2003 to cover any liability that CIHL may incur in respect of any warranty claims with regards to the Gerard Industries' EWDIS Business; and

iv) A further payment amounting to up to A$7.6 million dependent on resolution of tax and other issues.

The Transactions were completed on December 22, 2003. Net gain of CIHL on the Transactions with Schneider to form the Asian Joint Venture and simultaneously sell to Schneider the Group's entire interest in the EWDIS Business held by its associate, Gerard Industries, for the year ended December 31, 2003 amounted to S$105,487,000.

17. 所佔共同控制公司權益

17. INTERESTS IN JOINTLY CONTROLLED ENTITIES

		集團 THE GROUP 2005 千港元 HK$'000	2004 千港元 HK$'000
所佔資產淨值	Share of net assets	**322,501**	–

本集團之共同控制公司為於附錄16(b)記載之亞洲合營公司，奇勝亞洲集團有限公司(「奇勝亞洲」)及其附屬公司。共同控制公司於二零零五年三月三十一日之詳情載於賬目附註47。

The Group's interests in jointly controlled entities refer to the Asian Joint Venture, namely Clipsal Asia Holdings Limited ("CAHL") and its subsidiaries as described in note 16(b). Particulars of this principal jointly controlled entity at March 31, 2005 are set out in note 47.

根據此共同控制公司由二零零四年一月一日至二零零五年三月三十一日止期間賬目之財務資料如下：

The financial information in respect of the jointly controlled entities based on its management accounts for the period from January 1, 2004 to March 31, 2005 are as follows:

		於二零零五年三月三十一日 At March 31, 2005 千港元 HK$'000
財務狀況	**Financial position**	
總資產	Total assets	**1,529,805**
總負債	Total liabilities	**679,633**
少數股東權益	Minority interests	**49,743**
所佔奇勝亞洲資產淨值	Share of net assets of CAHL	**322,501**

		由二零零四年一月一日至二零零五年三月三十一日 From January 1, 2004 to March 31, 2005 千港元 HK$'000
期間業績	**Results for the period**	
營業額	Turnover	1,373,557
期間虧損	Net loss for the period	128,247
集團應佔期間虧損	Net loss for the period attributable to the Group	46,097

18. 非上市股本投資

18. UNLISTED EQUITY INVESTMENT

		集團 THE GROUP	
		2005 千港元 HK$'000	2004 千港元 HK$'000
成本	At cost	**171,498**	–
股東貸款	Shareholders' loans	**151,939**	–
		323,437	–
減值虧損確認	Impairment loss recognised	**(48,139)**	–
		275,298	–

非上市股本投資為CIHL於是年度出售其於Gerard Corporation Pty. Ltd.("Gerard Corporation")之21%權益後持有餘下之19%權益。此項投資以成本減去可收回數額之減值準備入賬。

The unlisted equity investment represents CIHL's remaining 19% interest in Gerard Corporation Pty. Ltd. ("Gerard Corporation") after CIHL had disposed 21% interests in it during the financial year. The investment is stated at cost less provision for impairment in recoverable amount.

股東貸款為資本性質,其中120,348,000港元之欠款為免息及無固定還款期,而餘下31,591,000港元之欠款將收取年息6.75%之利息及於二零零九年八月二十六日償還。此股東貸款由Gerard Corporation股東以其所持股份按比例提供。

The shareholders' loans are capital in nature, of which HK$120,348,000 is non-interest bearing and has no fixed terms of repayment, while the remaining HK$31,591,000 bears interest at 6.75% per annum and is repayable on August 26, 2009. The shareholders' loans were provided by the shareholders of Gerard Corporation in proportion to their shareholdings.

19. 商標

19. TRADEMARKS

		2005 千港元 HK$'000	2004 千港元 HK$'000
集團	**THE GROUP**		
成本	**Cost**		
年初數及年末數	At beginning and end of the year	**83,655**	83,655
攤銷	**Amortisation**		
年初數	At beginning of the year	**27,189**	23,006
是年度攤銷	Provided for the year	**4,182**	4,183
年末數	At end of the year	**31,371**	27,189
賬面淨值	**Net book value**		
年末數	At end of the year	**52,284**	56,466

集團購入之商標按其估計可用年期約二十年攤銷。

Trademarks acquired by the Group are amortised over their estimated useful lives which are estimated to be twenty years.

20. 證券投資

20. INVESTMENTS IN SECURITIES

		投資證券 Investment securities		其他投資 Other investments		合計 Total	
		2005 千港元 HK$'000	2004 千港元 HK$'000	2005 千港元 HK$'000	2004 千港元 HK$'000	2005 千港元 HK$'000	2004 千港元 HK$'000
集團	**THE GROUP**						
香港上市證券	Listed securities in Hong Kong	–	–	**443**	484	**443**	484
於本港以外地區上市證券	Listed securities in jurisdictions other than Hong Kong	–	–	**371,634**	288,957	**371,634**	288,957
上市證券合計	Total listed securities	–	–	**372,077**	289,441	**372,077**	289,441
非上市證券	Unlisted securities	**15,522**	4,153	–	–	**15,522**	4,153
減值虧損確認	Impairment loss recognised	**(4,160)**	–	–	–	**(4,160)**	–
		11,362	4,153	**372,077**	289,441	**383,439**	293,594
上市證券市值	Market value of listed securities	–	–	**371,022**	307,419	**371,022**	307,419
證券投資賬面價值之分析如下：	Carrying value of investments in securities is analysed as follows:						
短期	Current	–	–	**233,901**	149,786	**233,901**	149,786
長期	Non-current	**11,362**	4,153	**138,176**	139,655	**149,538**	143,808
		11,362	4,153	**372,077**	289,441	**383,439**	293,594

減值虧損按投資證券之可收回金額確認。

Impairment loss was recognised based on the recoverable amount of investment securities.

集團於證券投資之分析如下：

An analysis of the Group's investments in securities is as follows:

		投資證券 Investment securities		其他投資 Other investments		合計 Total	
		2005 千港元 HK$'000	2004 千港元 HK$'000	2005 千港元 HK$'000	2004 千港元 HK$'000	2005 千港元 HK$'000	2004 千港元 HK$'000
美隆電器廠股份有限公司（「美隆」）	Meiloon Industrial Co., Ltd. ("Meiloon")	–	–	**285,896**	288,956	**285,896**	288,956
TCL集團股份有限公司（「TCL」）	TCL Corporation ("TCL")	–	–	**85,738**	–	**85,738**	–
其他	Others	**11,362**	4,153	**443**	485	**11,805**	4,638
		11,362	4,153	**372,077**	289,441	**383,439**	293,594

美隆電器廠於台灣成立，其主要業務為產製及銷售揚聲器。美隆電器廠之股份於台灣證券市場主板上市。美隆電器廠兩年之價值均經由一間台灣證券交易商犇亞證券股份有限公司作出專業評估，及經本公司董事局作出認為符合美隆電器廠特有營商環境之調整。該等證券之市價並不用作其價值，董事局認為，因狹窄之證券市場，市價並不能反映該等證券之價值。

TCL於中國成立，其主要業務為設計、產製和銷售及推廣電視機、流動電話、家庭電器、個人電腦及其他消費電子產品。TCL之股份於深圳證券交易所上市。集團投資於TCL之股份為法人股，並不能於深圳證券交易所進行買賣。TCL之價值經由一間香港證券交易商中國光大融資有限公司作出專業評估。該等證券之市價並不用作表示其價值，董事局認為，由於該等法人股不能在證券市場自由買賣之限制，市價並不能反映該等證券之價值。

餘下之其他投資均以市場價格入賬。

Meiloon is a company incorporated in Taiwan which is engaged in the manufacture and sale of loudspeakers. Shares of Meiloon were traded on the main board of the stock exchange in Taiwan. The fair value of the investment in Meiloon for both years was derived from the professional valuation made by 犇亞證券股份有限公司 Primasia Securities Company Limited, a firm of independent securities traders in Taiwan, after adjusting for a discount factor as considered appropriate by the directors of the Company with reference to the specific business environment of Meiloon. Market value of these securities was not used as the fair value since the market price, in the opinion of directors, cannot reflect the fair value of these securities due to the market narrowness.

TCL is a company established in the PRC which is engaged in the design, manufacture and sale and marketing of television sets, mobile phones, home appliances, personal computers and other consumer electronic products. Shares of TCL are trading on the Shenzhen Stock Exchange. The Group's investment in TCL shares are the promoter's shares of TCL which are non-tradable on the Shenzhen Stock Exchange. The fair value of the investment in TCL was derived from the professional valuation made by China Everbright Capital Limited, a firm of independent securities traders in Hong Kong. Market value of these securities was not used as the fair value since the market price, in the opinion of directors, cannot reflect the fair value of these securities due to the restriction on free trading of these promoter's shares in the stock market.

The remaining other investments are stated at their market values.

21. 給貿易夥伴之借款

集團

(a) 給貿易夥伴之借款中包括一項97,000,000港元（二零零四年：97,000,000港元）之免息借款及一項16,998,000港元之收取市場利息之借款。此等借款均無固定還款期。借款之目的為便利本集團之產品於中國之銷售及分銷。因此，該借款被分類為長期。

(b) 於二零零四年三月三十一日，一項為數12,000,000港元之借款為集團一貿易夥伴股東之欠款，以其98%之股本予GP工業作擔保並給與一認購特權予GP工業。該應收賬收取商業價格之利息。於二零零四年三月三十一日，該借款被歸納於應收賬項、應收票據及預付款項內。於是年度，該應收賬已全數清還。

21. ADVANCES TO TRADE ASSOCIATES

THE GROUP

(a) Included in advances to trade associates are advances of HK$97,000,000 (2004: HK$97,000,000) which are non-interest bearing and of HK$16,998,000 which bear interest at market rate respectively. All such advances have no fixed repayment term and were granted for facilitating the selling and distribution of the Group's products in the PRC. Accordingly, the amounts are classified as non-current.

(b) At March 31, 2004, an amount of HK$12,000,000 represented a receivable from an owner of a trade associate of the Group who pledged 98% of the issued share capital of that trade associate in favour of GP Ind and granted an option to GP Ind to acquire these shares. The receivable bears interest at commercial rates. As March 31, 2004 the amount was included in debtors, bills receivable and prepayments. During the year, the amount was fully repaid.

22. 長期應收賬項

22. LONG TERM RECEIVABLES

		集團 THE GROUP 2005 千港元 HK$'000	2004 千港元 HK$'000
集團長期應收賬項包括：	The Group's long term receivables comprise of:		
給第三者之借款（附註a）	Loan to a third party (note a)	**18,007**	–
澳洲出售事項之應收代價（附註b）	Consideration receivable for the Australian Disposal (note b)	**328,070**	–
出售一聯營公司之應收代價（附註c）	Consideration receivable for the disposal of an associate (note c)	**12,102**	–
出售於Gerard Corporation投資部份權益之應收代價（附註d）	Consideration receivable for the disposal of partial interest of investment in Gerard Corporation (note d)	**287,250**	–
其他	Others	**2,471**	–
		647,900	–

附註：

(a) 借款目的為發展照明業務。借款收取市場利息及無固定還款期。

(b) 澳洲出售事項之部份代價69,213,000坡元（約為328,070,000港元）由二零零三年十二月二十二日起計四年，被扣存以保證CIHL可能須按附錄16(b)所載之澳洲買賣協議中條款就可能出現之訴訟而作出之賠償。此應收賬項按三個月澳洲銀行票據掉期利率之買入參考價收取利息。澳洲出售事項詳情於本公司二零零三年八月二十五日發出之公佈中披露。

(c) 此款項為出售一間聯營公司予一獨立第三者出售代價之未償還款項。此應收賬項按歐洲銀行同業拆息加上1.25%收取利息，並於二零零七年前分四期償還。

(d) 此款項為出售一項投資之部份權益之應收出售代價之未償還款項。未償還款項之短期部份為24,070,000港元，包含於應收賬項、應收票據及預付款項中。此等未償還款項以借方所持有之34.33% Gerard Corporation權益作為保證。此應收賬項按六個月澳洲銀行之應收票據掉期利率之買入參考價加1.5%收取利息。交易詳情於本公司二零零五年五月五日寄予本公司股東之通函中披露。

Notes:

(a) The loan is for the purpose of expanding its lighting business. The loan bears interest at market rate with no fixed terms of repayment;

(b) A portion of the consideration for the Australian Disposal of S$69,213,000 (equivalent to approximately HK$328,070,000) is being retained for a period of four years from December 22, 2003 to cover any liability that CIHL may incur in respect of any warranty claims under the terms of the Australian SPA (Note 16(b)). The amount bears interest based on 3 months' Australian bank bills swap reference buying rate. The details of the Australian Disposal were disclosed in the announcement of the Company dated August 25, 2003;

(c) The amount is the outstanding balance relating to the sale consideration for disposal of an associate to an independent third party. The amount bears interest at 1.25% above the EURIBOR rate and is repayable in four equal instalments by year 2007.

(d) The amount is the outstanding balance in relation to the sale consideration for the disposal of partial interest of an investment. The current portion of outstanding balance of HK$24,070,000 is included in debtors, bills receivable and prepayments. These balances are secured by the debtors' 34.33% interest in Gerard Corporation. The amount bears interest at 1.5% above the 6 months' Australian bank bill swap reference buying rate. The details of the transaction were disclosed in the circular sent to shareholders of the Company dated May 5, 2005.

23. 遞延支出

23. DEFERRED EXPENDITURE

		產品發展支出 Product development expenditure		專業訣竅 Technical know-how		合計 Total	
		2005 千港元 HK$'000	2004 千港元 HK$'000	2005 千港元 HK$'000	2004 千港元 HK$'000	2005 千港元 HK$'000	2004 千港元 HK$'000
集團	**THE GROUP**						
成本	**Cost**						
年初數	At beginning of the year	–	–	**14,892**	14,892	**14,892**	14,892
收購附屬公司	Acquisition of subsidiaries	**38,171**	–	–	–	**38,171**	–
增加	Additions	**9,800**	–	–	–	**9,800**	–
貨幣調整	Currency realignment	**(990)**	–	–	–	**(990)**	–
年末數	At end of the year	**46,981**	–	**14,892**	14,892	**61,873**	14,892
攤銷	**Amortisation**						
年初數	At beginning of the year	–	–	**14,892**	14,892	**14,892**	14,892
是年度攤銷	Provided for the year	**16,798**	–	–	–	**16,798**	–
貨幣調整	Currency realignment	**(732)**	–	–	–	**(732)**	–
年末數	At end of the year	**16,066**	–	**14,892**	14,892	**30,958**	14,892
賬面淨值	**Net book value**						
年末數	At end of the year	**30,915**	–	–	–	**30,915**	–

24. 商譽

24. GOODWILL

		2005 千港元 HK$'000	2004 千港元 HK$'000
集團	**THE GROUP**		
成本	**Cost**		
年初數	At beginning of the year	**17,274**	10,162
貨幣調整	Currency realignment	**458**	–
增購附屬公司之權益而引發之商譽	Goodwill arising from acquisition of additional interests in subsidiaries	**33,648**	7,112
購入附屬公司而引發之商譽	Goodwill arising from acquisition of subsidiaries	**39,392**	–
年末數	At end of the year	**90,772**	17,274
攤銷及減值虧損	**Amortisation and Impairment losses**		
年初數	At beginning of the year	**9,849**	1,016
是年度減除	Charge for the year	**3,885**	1,233
減值虧損變現	Impairment losses recognised	–	7,600
年末數	At end of the year	**13,734**	9,849
賬面淨值	**Net book value**		
年末數	At end of the year	**77,038**	7,425

商譽按預期可用年期攤銷。因收購產生之商譽預期可用年期估計不超過二十年。

Goodwill is amortised over its estimated useful life. The foreseeable lives of goodwill arising from the acquisition are expected to be not more than twenty years.

於截至二零零四年三月三十一日止年度，管理層就商譽之可取回值進行審核，因應其未來估計現金流量之可取回值作出7,600,000港元之減值虧損。

During the year ended March 31, 2004, the management conducts a review of the recoverable amounts of goodwill and impairment losses of HK$7,600,000 were recognised with reference to future discounted cash flows.

25. 存貨

25. INVENTORIES

		集團 THE GROUP	
		2005 千港元 HK$'000	2004 千港元 HK$'000
原料	Raw materials	**154,554**	129,594
在製品	Work in progress	**18,637**	19,852
製成品	Finished goods	**214,333**	131,477
		387,524	280,923

上列數字中包括按可變現淨值列賬於二零零五年三月三十一日之存貨合共約4,367,000港元（二零零四年：261,000港元）。

At March 31, 2005, the carrying amount of inventories included in the above that were carried at net realisable value was approximately HK$4,367,000 (2004: HK$261,000).

26. 應收賬項、應收票據及預付款項

26. DEBTORS, BILLS RECEIVABLE AND PREPAYMENTS

本集團給予其貿易客戶信貸期，一般由三十天至九十天不等。應收賬項，應收票據及預付款項於資產負債表結算日之賬齡分析如下：

The Group allows its trade customers with credit periods normally ranging from 30 days to 90 days. The following is an aged analysis of debtors, bills receivable and prepayments at the balance sheet date:

		集團 THE GROUP	
		2005 千港元 HK$'000	2004 千港元 HK$'000
0 - 60天	0 – 60 days	**620,015**	268,109
61 - 90天	61 – 90 days	**26,006**	27,983
超過 90 天	Over 90 days	**459,340**	266,240
		1,105,361	562,332

27. 應付賬項及費用

27. CREDITORS AND ACCRUED CHARGES

應付賬項及費用於資產負債表結算日之賬齡分析如下：

The following is an aged analysis of creditors and accrued charges at the balance sheet date:

		集團 THE GROUP	
		2005 千港元 HK$'000	2004 千港元 HK$'000
0 - 60天	0 – 60 days	**430,742**	389,841
61 - 90天	61 – 90 days	**54,141**	39,852
超過 90 天	Over 90 days	**279,186**	42,812
		764,069	472,505

28. 財務租賃責任

28. OBLIGATIONS UNDER FINANCE LEASES

		最低之租賃還款 Minimum lease payments		最低租賃還款之現值 Present value of minimum lease payments	
		2005 千港元 HK$'000	2004 千港元 HK$'000	2005 千港元 HK$'000	2004 千港元 HK$'000
財務租賃責任如下：	Amounts payable under finance leases are as follows:				
集團	**THE GROUP**				
一年內到期	Within one year	**4,847**	2,823	**4,823**	2,742
二至五年期	In the second to fifth years inclusive	**5,058**	1,748	**5,056**	1,733
		9,905	4,571	**9,879**	4,475
減：未來財務支出	Less: Future finance charges	**(26)**	(96)	**–**	–
租賃責任之現值	Present value of lease obligations	**9,879**	4,475	**9,879**	4,475
減：一年內到期列入流動負債（附註30）	Less: Amount due within one year shown under current liabilities (note 30)			**(4,823)**	(2,742)
一年後到期	Amount due after one year			**5,056**	1,733

		最低之租賃還款 Minimum lease payments		最低租賃還款之現值 Present value of minimum lease payments	
		2005 千港元 HK$'000	2004 千港元 HK$'000	2005 千港元 HK$'000	2004 千港元 HK$'000
公司	**THE COMPANY**				
一年內到期	Within one year	**1,417**	1,803	**1,397**	1,770
二至五年期	In the second to fifth years inclusive	**172**	1,572	**172**	1,562
		1,589	3,375	**1,569**	3,332
減：未來財務支出	Less: Future finance charges	**(20)**	(43)	**–**	–
租賃責任之現值	Present value of lease obligations	**1,569**	3,332	**1,569**	3,332
減：一年內到期列入流動負債（附註30）	Less: Amount due within one year shown under current liabilities (note 30)			**(1,397)**	(1,770)
一年後到期	Amount due after one year			**172**	1,562

集團政策以財務租賃租用部分物業、廠房及設備。財務租賃平均年期為三至四年。息率按合約訂定日時一般市場息率而定。所有租賃均以固定還款為基準。

It is the Group's policy to lease certain of its property, plant and equipment under finance leases. The finance leases are negotiated for a lease term from 3 to 4 years. Interest rates are negotiated at the prevailing market rates and are fixed at the contract date. All leases are on a fixed repayment basis.

29. 銀行貸款、透支及商業信貸

29. BANK LOANS, OVERDRAFTS AND IMPORT LOANS

		集團 THE GROUP 2005 千港元 HK$'000	集團 THE GROUP 2004 千港元 HK$'000	公司 THE COMPANY 2005 千港元 HK$'000	公司 THE COMPANY 2004 千港元 HK$'000
一年內償還之銀行貸款(附註30)	Current portion of bank loans (note 30)	**809,436**	737,500	**450,026**	446,210
短期銀行貸款	Short term bank loans	**456,785**	193,021	**60,000**	–
商業信貸	Import loans	**118,234**	12,156	**–**	–
銀行透支	Bank overdrafts	**8,194**	6,701	**–**	–
		1,392,649	949,378	**510,026**	446,210
有抵押	Secured	**7,116**	6,349	**776**	760
無抵押	Unsecured	**1,385,533**	943,029	**509,250**	445,450
		1,392,649	949,378	**510,026**	446,210

30. 借款

30. BORROWINGS

		集團 THE GROUP 2005 千港元 HK$'000	集團 THE GROUP 2004 千港元 HK$'000	公司 THE COMPANY 2005 千港元 HK$'000	公司 THE COMPANY 2004 千港元 HK$'000
銀行貸款	Bank loans				
－無抵押	– Unsecured	**1,804,623**	1,440,826	**951,500**	1,011,950
－有抵押(附註a)	– Secured (Note a)	**17,387**	21,630	**5,791**	6,551
定息及浮息票據(附註b)	Fixed and floating rate notes (Note b)	**191,970**	420,554	**–**	–
		2,013,980	1,883,010	**957,291**	1,018,501
財務租賃責任(附註28)	Obligations under finance leases (note 28)	**9,879**	4,475	**1,569**	3,332
		2,023,859	1,887,485	**958,860**	1,021,833
減:於一年內須償還款項	Less: Amount due within one year				
－銀行貸款(附註29)	– bank loans (note 29)	**(809,436)**	(737,500)	**(450,026)**	(446,210)
－財務租賃責任(附註28)	– obligations under finance leases (note 28)	**(4,823)**	(2,742)	**(1,397)**	(1,770)
		1,209,600	1,147,243	**507,437**	573,853
貸款及定息及浮息票據須於下列年期內償還:	The bank loans and fixed and floating rate notes are repayable within a period of:				
一年內	Within 1 year	**809,436**	737,500	**450,026**	446,210
超過一年但不逾兩年	Between 1-2 years	**642,781**	492,842	**425,549**	327,531
超過兩年但不逾五年	Between 2-5 years	**558,788**	648,170	**80,044**	242,226
超過五年	Over 5 years	**2,975**	4,498	**1,672**	2,534
		2,013,980	1,883,010	**957,291**	1,018,501
減:列於流動負債於一年內須償還款項(附註29)	Less: Amount due within one year shown under current liabilities (note 29)	**(809,436)**	(737,500)	**(450,026)**	(446,210)
		1,204,544	1,145,510	**507,265**	572,291

附註：

(a) 銀行貸款以物業總賬面值約53,313,000港元(二零零四年：36,318,000港元)向銀行作樓宇貸款之抵押。

(b) 集團之附屬公司GP工業於二零零一年四月十六日，透過其於二零零一年四月十一日成立的200,000,000坡元中期票據計劃(「中期票據計劃」)發行總值50,000,000坡元(相等於211,700,000港元)年息3.95%之定息貸款票據。票據到期日為二零零四年，附帶年息率為3.95%，並於新加坡交易所上市。

於二零零二年十一月十八日，GP工業透過其第二期中期票據計劃發行總值50,000,000坡元之非上市浮動息率貸款票據予一銀團。浮動息率票據到期日為二零零五年，附帶年息率為現行市場息率。於二零零二年十二月，GP工業與一銀行透過一項息率調期協議，於二零零三年五月十九日至二零零四年五月十八日期間，將浮動息率貸款票據調作定息貸款票據。於是年度，GP工業購買並註銷50,000,000坡元(二零零四年：4,500,000坡元)之票據。

於二零零五年三月三十一日，此票據之結餘為40,500,000坡元(相等於191,970,000港元)(二零零四年：90,500,000坡元(相等於420,554,000港元))。

(c) 於二零零四年五月十四日，GP工業有限公司與一銀團簽署一項70,000,000坡元及18,000,000美元之三年期銀團貸款協議。所得款項用作於二零零四年四月一日償還其50,000,000坡元之3.95%定息貸款票據及作一般營運資金。

Notes:

(a) The bank loans are secured by properties with an aggregate carrying value of approximately HK$53,313,000 (2004: HK$36,318,000) in favour of banks for the mortgage loan facilities granted.

(b) GP Ind, a subsidiary of the Group, issued an amount of S$50 million (equivalent to HK$211,700,000) 3.95% fixed rate notes on April 16, 2001 under a S$200 million Medium Term Note Programme ("MTN Programme") established by GP Ind on April 11, 2001. The fixed rate notes which will be due in 2004 bore interest at 3.95% per annum and were listed on the Singapore Stock Exchange.

On November 18, 2002, GP Ind issued an amount of S$50 million unlisted floating rate notes to a syndicate of banks as a second series of its MTN Programme. The floating rate notes which will be due in 2005 bear interest at prevailing market rate. In December 2002, GP Ind entered into an interest rate swap agreement with a bank to swap the floating rate notes for a fixed rate for the period from May 19, 2003 to May 18, 2004. During the year, GP Ind purchased and cancelled S$50 million (2004: S$4.5 million) of the notes.

At March 31, 2005, the outstanding balance of these notes were S$40.5 million (equivalent to HK$191,970,000) (2004: S$90.5 million (equivalent to HK$420,554,000)).

(c) On May 14, 2004, GP Ind signed a 3-year term loan facility agreement with a syndicate of banks to raise S$70 million and US$18 million. The proceeds were used to refinance its existing S$50 million 3.95% fixed rate note on April 1, 2004 and for general working capital purpose.

31. 可換股票據

31. CONVERTIBLE NOTE

	2005 千港元 HK$'000	2004 千港元 HK$'000
集團及公司 THE GROUP AND THE COMPANY		
已發行可換股票據 Convertible note issued	–	80,000
應付利息 Interest accrued	–	8,507
	–	88,507

於二零零零年十月十二日，本公司與一海外投資者就本公司於二零零零年十月三十一日發行之80,000,000港元之可換股票據(「可換股票據」)訂立一項認購協議(「認購協議」)。該可換股票據將於可換股票據發行日五年後的當日到期，並將會向可換股票據持有人償還。可換股票據概無提早贖回的選擇權。

由可換股票據發行日期起至可換股票據到期日止期間(包括首尾兩天)內任何時間，可換股票據持有人被賦予以下之權利(「權利」)：

(a) 以初步換股價每股2.60港元(「換股價」)將可換股票據本金額的全數或部分轉換為本公司每股面值0.50港元普通股新股，惟數額不可低於10,000,000港元或其整數之倍數；或

(b) 以初步交換價0.845坡元及固定換股滙價1坡元兌換為4.453港元(「交換價」)將可換股票據本金額的全數或部份交換為GP工業每股面值0.20坡元之普通股，惟數額不可低於10,000,000港元或其整數之倍數；或

On October 12, 2000, the Company entered into a subscription agreement (the "Subscription Agreement") with an overseas investor in connection with the issue of a convertible note (the "Convertible Note") of HK$80,000,000 for cash on October 31, 2000. The Convertible Note will mature and will be repaid to the holder of the Convertible Note on the date falling five years after the date of issue of the Convertible Note. There was no early redemption option for the Convertible Note.

The holder of the Convertible Note was granted with the rights (the "Rights") at any time during the period from the date of issue to the maturity date of the Convertible Note (both days inclusive) as follows:

(a) To convert in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Company of HK$0.50 each at an initial conversion price of HK$2.60 per share (the "Conversion Price"); or

(b) To exchange in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GP Ind of S$0.20 each at an initial exchange price of S$0.845 and with a rate of exchange of S$1 to HK$4.453 (the "Exchange Price"); or

31. 可換股票據（續）

(c) 為(a)及(b)的組合。

換股價在認購協議所述的若干情況下可予以調整。

此外，在發生任何以下事項時：

(I) 倘由可換股票據發行日期起至可換股票據發行日期的第二個週年日期（包括該日）止的任何時間：

(i) 股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的150%或以上者；或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為於十五個交易日期間最後一個交易日之有效交換價的150%或以上者；或

(II) 倘由可換股票據發行日期的第三個週年的第一日起至可換股票據到期日（包括該日）止的任何時間：

(i) 股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的180%或以上者；或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為該十五個交易日期間最後一個交易日之有效交換價的180%或以上者；

則本公司將絕對有權：

(a) 要求可換股票據持有人以換股價轉換可換股票據本金額的全數或任何部份為本公司每股面值0.50港元普通股新股，惟數額不可低於10,000,000港元或其整數之倍數（如(I)(i)或(II)(i)的情況下適用者）；或

(b) 要求可換股票據持有人以交換價交換可換股票據本金額的全數或任何部份為GP工業每股面值0.20坡元之普通股，惟數額不可低於10,000,000港元或其整數之倍數（如(I)(ii)或(II)(ii)的情況下而適用者）；或

(c) (a)及(b)的組合（如(I)(i)及(I)(ii)兩者或(II)(i)及(II)(ii)兩者的情況下而適用者）。

可換股票據將附有利息，由發行日期起計以年息3%計算，每年（倘不足一年者以比例方式計算）計入票據不時尚未償還的本金額內。應計利息將不會償還而將會被遞延並隨後成為可換股票據本金額的一部分。

於二零零一年二月九日，本公司訂立一項附加契約就有關於二零零一年二月九日至二零零二年二月八日期間轉換為本公司普通股之每股換股價由2.60港元更改為2.20港元。而於二零零二年二月九日後至可換股票據到期日二零零五年十月三十一日（包括首尾兩天）期間之換股價則繼續為2.60港元。

於二零零四年十月，可換股票據持有人行使交換權，將所有未償還之面值約90,000,000港元可換股票據交換集團所持有之23,900,000股GP工業股份。

31. CONVERTIBLE NOTE (continued)

(c) A combination of both (a) and (b).

The Conversion Price is subject to adjustment in certain circumstances as detailed in the Subscription Agreement.

In addition, upon the occurrence of any of the following events:

(I) If at any time from the date of issue of the Convertible Note up to (and including) the second anniversary of the date of issue of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on the Stock Exchange for fifteen consecutive dealing days is 150% or more of the Conversion Price in force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GP Ind on the Singapore Stock Exchange for fifteen consecutive dealing days is 150% or more of the Exchange Price in force on the last dealing day of such fifteen day period; or

(II) If at any time from the first day of the third anniversary of the date of issue of the Convertible Note up to (and including) the maturity day of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on the Stock Exchange for fifteen consecutive dealing days is 180% or more of the Conversion Price in force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GP Ind on the Singapore Stock Exchange for fifteen consecutive dealing days is 180% or more of the Exchange Price in force on the last dealing day of such fifteen day period,

the Company is then entitled, at its sole option, either:

(a) To require the holder of the Convertible Note to convert in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Company of HK$0.50 each at Conversion Price (in case either (I)(i) or (II)(i) is applicable); or

(b) To require the holder of the Convertible Note to exchange in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GP Ind of S$0.20 each at the Exchange Price (in case either (I)(ii) or (II)(ii) is applicable); or

(c) A combination of both (a) and (b) (in case either both (I)(i) and (I)(ii) or both (II)(i) and (II)(ii) are applicable).

The Convertible Note bore interest from the date of issue at the rate of 3% per annum accrued on a yearly basis on the principal amount of the Convertible Note outstanding. The interest accrued would not be paid to the holder of the Convertible Note but would be deferred and would thereafter form part of the principal amount of the Convertible Note.

On February 9, 2001, the Company entered into a supplemental deed to amend the Conversion Price from HK$2.60 to HK$2.20 for each ordinary share of the Company with respect to the period from February 9, 2001 to February 8, 2002. The Conversion Price continues to be HK$2.60 for each ordinary share of the Company thereafter from February 9, 2002 to the expiry date of the Convertible Note on October 31, 2005, both days inclusive.

In October 2004, the holder of the Convertible Note exercised the Rights to exchange all the outstanding amount of the Convertible Note with carrying value of approximately HK$90 million for 23.9 million shares of GP Ind held by the Group.

32. 遞延稅項

32. DEFERRED TAXATION

		集團 THE GROUP		公司 THE COMPANY	
		2005 千港元 HK$'000	2004 千港元 HK$'000	2005 千港元 HK$'000	2004 千港元 HK$'000
年初結存	Balance at beginning of the year	**(9,376)**	(7,218)	**–**	(2,735)
貨幣調整	Currency realignment	**(1,368)**	(12)	**–**	–
是年度變動（附註10）	Movement for the year (note 10)	**9,206**	(2,146)	**–**	2,735
購入附屬公司	Acquired on purchase of subsidiaries	**5,079**	–	**–**	–
年終結存	Balance at end of the year	**3,541**	(9,376)	**–**	–

集團及公司所確認之主要遞延稅項負債及資產如下：

The followings are the major deferred tax liabilities and assets recognised by the Group and the Company:

集團

THE GROUP

		高於有關折舊之折舊免稅額 Accelerated tax depreciation 千港元 HK$'000	遞延發展支出 Deferred development cost 千港元 HK$'000	稅項虧損 Tax losses 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
於二零零三年四月一日	At April 1, 2003	(2,890)	–	14	(4,342)	(7,218)
貨幣調整	Currency realignment	(14)	–	–	2	(12)
於是年度損益表（扣除）計入	(Charge) credit to income statement for the year	(1,471)	–	3,760	(4,435)	(2,146)
於二零零四年三月三十一日及二零零四年四月一日	At March 31, 2004 and April 1, 2004	(4,375)	–	3,774	(8,775)	(9,376)
貨幣調整	Currency realignment	(7)	–	(1,222)	(138)	(1,367)
購入附屬公司	Acquired on purchase of subsidiaries	(1,249)	(3,310)	17,112	(7,475)	5,078
於是年度損益表（扣除）計入	(Charge) credit to income statement for the year	(534)	36	1,371	8,333	9,206
於二零零五年三月三十一日	At March 31, 2005	(6,165)	(3,274)	21,035	(8,055)	3,541

資產負債表中列賬之若干遞延稅項資產及負債互相抵銷。以下為遞延稅結存之分析：

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred taxation balances for financial reporting purposes:

		2005 千港元 HK$'000	2004 千港元 HK$'000
遞延稅項資產	Deferred taxation assets	**15,889**	–
遞延稅項負債	Deferred taxation liabilities	**(12,348)**	(9,376)
		3,541	(9,376)

於二零零五年三月三十一日，集團存有411,322,000港元（二零零四年：173,514,000港元）之未使用稅項虧損可予抵消未來之溢利。一遞延稅項資產已就該等虧損之110,608,000港元（二零零四年：21,575,000港元）作出確認。因無法預測未來之溢利，所以並無就餘下之稅項虧損作出遞延稅項資產確認。所有稅項虧損均可無限攜存。

At March 31, 2005, the Group has unused tax losses of HK$411,322,000 (2004: HK$173,514,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$110,608,000 (2004: HK$21,575,000) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses due to the unpredictability of future profit streams. All tax losses may be carried forward indefinitely.

32. 遞延稅項（續）
公司

32. DEFERRED TAXATION (continued)
THE COMPANY

		高於有關折舊之折舊免稅額 Accelerated tax depreciation 千港元 HK$'000	稅項虧損 Tax losses 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
二零零三年四月一日	At April 1, 2003	(2,025)	–	(710)	(2,735)
於損益表（扣除）計入	(Charge) credit to income statement for the year	(179)	3,760	(846)	2,735
於二零零四年三月三十一日及二零零四年四月一日	At March 31, 2004 and April 1, 2004	(2,204)	3,760	(1,556)	–
於損益表（扣除）計入	(Charge) credit to income statement for the year	75	(536)	461	–
於二零零五年三月三十一日	At March 31, 2005	(2,129)	3,224	(1,095)	–

於二零零五年三月三十一日，公司存有85,000,000港元（二零零四年：42,000,000港元）之未使用稅項虧損可予抵消未來之溢利。一遞延稅項資產已就該等虧損之18,420,000港元（二零零四年：21,490,000港元）作出確認。因無法預測未來之溢利，所以並無就餘下之稅項虧損作出遞延稅項資產確認。所有稅項虧損均可無限期存。

At March 31, 2005, the Company has unused tax losses of HK$85,000,000 (2004: HK$42,000,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$18,420,000 (2004: HK$21,490,000) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses due to the unpredictability of future profit streams. All tax losses may be carried forward indefinitely.

33. 股本

33. SHARE CAPITAL

		股份數目 Number of shares	千港元 HK$'000
普通股每股面值0.50港元：	Ordinary shares of HK$0.50 each:		
法定股本：	Authorised:		
於二零零三年三月三十一日、二零零四年三月三十一日及二零零五年三月三十一日結存	Balance at March 31, 2003, March 31, 2004 and March 31, 2005	800,000,000	400,000
已發行及繳足：	Issued and fully paid:		
於二零零三年四月一日結存	Balance at April 1, 2003	531,905,067	265,953
因行使認股權而發行股份（附註a）	Issue of shares upon exercise of share options (Note a)	10,285,000	5,142
於二零零四年三月三十一日及二零零四年四月一日結存	Balance at March 31, 2004 and April 1, 2004	542,190,067	271,095
因行使認股權而發行股份（附註b）	Issue of shares upon exercise of share options (Note b)	3,070,000	1,535
於二零零五年三月三十一日結存	Balance at March 31, 2005	545,260,067	272,630

(a) 截至二零零四年三月三十一日止之年度內，10,285,000認股權被行使，公司發行10,285,000股每股面值0.50港元之股份，當中100,000股股份以每股1.41港元發行，2,070,000股股份以每股1.45港元發行，7,750,000股股份以每股1.17港元發行，餘下的365,000股則以每股1.84港元發行。所有該等發行之股份與當時已發行股份在各方面均享有同等權利。

(b) 截至二零零五年三月三十一日止之年度內，3,070,000認股權被行使，公司發行3,070,000股每股面值0.50港元之股份，當中930,000股股份以每股1.45港元發行，1,345,000股股份以每股1.84港元發行，170,000股股份以每股1.17港元發行，餘下的625,000股則以每股1.41港元發行。所有該等發行之股份與當時已發行股份在各方面均享有同等權利。

(a) During the year ended March 31, 2004, 10,285,000 share options were exercised, resulting in the issue of 10,285,000 shares of HK$0.50 each in the Company of which 100,000 shares were issued at an exercise price of HK$1.41 per share, 2,070,000 shares were issued at an exercise price of HK$1.45 per share, 7,750,000 shares were issued at an exercise price of HK$1.17 per share and the remaining 365,000 shares were issued at an exercise price of HK$1.84 per share. The shares issued rank pari passu with the then existing shares in issue in all respects.

(b) During the year ended March 31, 2005, 3,070,000 share options were exercised, resulting in the issue of 3,070,000 shares of HK$0.50 each in the Company of which 930,000 shares were issued at an exercise price of HK$1.45 per share, 1,345,000 shares were issued at an exercise price of HK$1.84 per share, 170,000 shares were issued at an exercise price of HK$1.17 per share and the remaining 625,000 shares were issued at an exercise price of HK$1.41 per share. The shares issued rank pari passu with the then existing shares in issue in all respects.

34. 認股權

(i) 公司之認股權計劃

本公司有一項根據於一九九九年九月二十八日通過之一項普通決議案而採納之高級職員認股權計劃（「舊認股權計劃」）。舊認股權計劃於生效當日起計五年內被確認及有效，直至於二零零二年九月十二日被按於同日通過之一項普通決議案而採納之新認股權計劃（「新認股權計劃」）所取代而終止。舊認股權計劃及新認股權計劃之目的是促使本公司能授予合適的僱員及董事認股權，以獎勵其對公司之貢獻。

依據新認股權計劃，授權本公司之董事，於新認股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於認股權授予日期前五個交易日之平均收市價格或授予當日本公司股票收市價或其票面值（以價高者為準）。除另行取消或修訂，新認股權計劃於生效當日起計五年內被確認及有效。此計劃所授予之股票總數不可超過公司已發行股本之10%。按新認股權計劃於任何十二個月內所授予任何個別人士之認股權而產生的股票數目不得超過授予日已發行股份之1%。

按新認股權計劃授予之認股權必須於授予認股權之指定日期內，以1港元作代價支付。

34. SHARE OPTIONS

(i) The Company's share option schemes

Pursuant to an ordinary resolution of the Company passed on September 28, 1999, the Company adopted an executive share option scheme (the "Old ESOS") on that date. The Old ESOS was initially valid and effective for a period of five years from the date of adoption. On September 12, 2002, an ordinary resolution was passed to replace the Old ESOS by a new share option scheme (the "New Option Scheme"). The purposes of the Old ESOS and the New Option Scheme are to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company.

According to the New Option Scheme, the directors of the Company are authorised, at any time within five years after the adoption of the New Option Scheme, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for the Company's shares at a price not less than the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options, the closing price of the Company's shares on the offer date or the nominal value of the Company's shares, whichever is higher. Unless otherwise cancelled or amended, the New Option Scheme will be valid and effective for a period of five years from the date of adoption. The maximum number of shares in respect of which options may be granted under the New Option Scheme cannot exceed 10% of the issued share capital of the Company. The number of shares in respect of which options may be granted to any individual in any twelve-month period up to the offer date is not permitted to exceed 1% of the number of shares in issue.

Option granted under the New Option Scheme must be taken up within the period as specified in the offer of options and upon payment of HK$1 as the consideration for the options granted.

34. 認股權（續）

(i) 公司之認股權計劃（續）

於截至二零零四年三月三十一日及二零零五年三月三十一日年度內，及於二零零四年三月三十一日及二零零五年三月三十一日，按舊認股權計劃授予而未行使之認股權之數目如下：

34. SHARE OPTIONS (continued)

(i) The Company's share option schemes (continued)

The share options outstanding under the Old ESOS during the year ended March 31, 2004 and March 31, 2005 and as at March 31, 2004 and 2005 are as follows:

可行使之日期 Exercisable period	行使價 Exercise price 港元 HK$	於二零零三年四月一日尚未行使 Outstanding at 4.1.2003	於截至二零零四年三月三十一日年度內行使 Exercised during the year ended 3.31.2004	於二零零四年三月三十一日尚未行使 Outstanding at 3.31.2004	於截至二零零五年三月三十一日年度內行使 Exercised during the year ended 3.31.2005	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005
董事： Directors:						
3.8.2000 – 5.7.2005	1.41	4,125,000	–	4,125,000	(625,000)	3,500,000
3.30.2001 – 3.29.2006	1.45	6,625,000	(625,000)	6,000,000	(625,000)	5,375,000
		10,750,000	(625,000)	10,125,000	(1,250,000)	8,875,000
僱員： Employees:						
3.8.2000 – 5.7.2005	1.41	475,000	(100,000)	375,000	–	375,000
3.30.2001 – 3.29.2006	1.45	3,225,000	(1,445,000)	1,780,000	(305,000)	1,475,000
		3,700,000	(1,545,000)	2,155,000	(305,000)	1,850,000

於二零零四年四月二十六日至二零零四年十二月三日行使認股權期間，股份之市價範圍由每股1.96港元至2.375港元。於二零零三年七月四日至二零零四年二月十日行使認股權期間，股份之市價範圍由每股1.72港元至2.55港元。

The market prices of the shares on the dates of which options were exercised for the period from April 26, 2004 to December 3, 2004 were ranged from HK$1.96 to HK$2.375 per share. The market prices of the shares on the dates of which options were exercised for the period from July 4, 2003 to February 10, 2004 were ranged from HK$1.72 to HK$2.55 per share.

於截至二零零四年三月三十一日及二零零五年三月三十一日年度內，及於二零零四年三月三十一日及二零零五年三月三十一日，按新認股權計劃而未行使之認股權之數目如下：

The share options outstanding under the New Option Scheme during the year ended March 31, 2004 and 2005 and as at March 31, 2004 and 2005 are as follows:

可行使之日期 Exercisable period	行使價 Exercise price 港元 HK$	於二零零三年四月一日尚未行使 Outstanding at 4.1.2003	於截至二零零四年三月三十一日年度內授予 Granted during the year ended 3.31.2004	於截至二零零四年三月三十一日年度內行使 Exercised during the year ended 3.31.2004	於二零零四年三月三十一日尚未行使 Outstanding at 3.31.2004	於截至二零零五年三月三十一日年度內行使 Exercised during the year ended 3.31.2005	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005
董事： Directors:							
4.18.2003 – 10.17.2007	1.17	7,750,000	–	(5,150,000)	2,600,000	–	2,600,000
10.2.2003 – 10.1.2008	1.84	–	9,200,000	–	9,200,000	(500,000)	8,700,000
		7,750,000	9,200,000	(5,150,000)	11,800,000	(500,000)	11,300,000
僱員： Employees:							
4.18.2003 – 10.17.2007	1.17	3,870,000	–	(2,600,000)	1,270,000	(170,000)	1,100,000
10.2.2003 – 10.1.2008	1.84	–	3,895,000	(365,000)	3,530,000	(845,000)	2,685,000
		3,870,000	3,895,000	(2,965,000)	4,800,000	(1,015,000)	3,785,000

於二零零四年四月十四日至二零零四年十月十三日行使認股權期間，股份之市價範圍由每股1.92港元至2.5港元。於二零零三年七月四日至二零零四年三月十日行使認股權期間，股份之市價範圍由每股1.72港元至2.55港元。

(ii) GP工業之認股權計劃

GP工業有一項根據於一九九六年九月十九日通過之一項決議案而採納之高級職員認股權計劃(「舊GP工業認股權計劃」)，使其董事可授予GP工業及其任何附屬公司之合適僱員(包括執行董事)認購GP工業股份之權利。舊GP工業認股計劃於生效當日起計十年內被確認及有效，直至於一九九九年十一月十九日被按於同日舉行之股東特別大會上通過之一項決議案而採納之新一九九九年GP工業認股權計劃(「一九九九年GP工業認股權計劃」)所取代而終止。舊GP工業認股權計劃之目的是促使GP工業能授予合適的僱員及董事認股權，以獎勵其對GP工業之貢獻。按舊GP工業認股權計劃及一九九九年GP工業認股權計劃授予之認股權可分別於該等權利授予日期之首個週年日，首個週年日或第二個週年日起行使。

依照一九九九年GP工業認股權計劃，授權GP工業之董事，於一九九九年GP工業認股權計劃生效後之十年內任何時間，可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權，其作價並不可高於該計劃提供前三個交易日之平均價格之20%折讓或其票面值，以價高者為準。除另行取消或修訂，一九九九年GP工業認股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其提供日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過一九九九年GP工業認股權計劃已發行及可發行股份之20%。

按一九九九年GP工業認股權計劃授予的認股權必須於授予認股權之指定時期內，以1坡元作代價支付。

The market prices of the shares on the dates of which options were exercised for the period from April 14, 2004 to October 13, 2004 were ranged from HK$1.92 to HK$2.50 per share. The market prices of the shares on the dates of which options were exercised for the period from July 4, 2003 to March 10, 2004 were ranged from HK$1.72 to HK$2.55 per share.

(ii) GP Ind's share option schemes

GP Ind has an executives' share option scheme (the "Old GP Ind ESOS"), which was adopted pursuant to a resolution passed on September 19, 1996 to enable the directors of GP Ind to offer to eligible employees, including executive directors, of GP Ind or any of its subsidiaries options to subscribe for GP Ind's shares. The Old GP Ind ESOS was initially valid and effective for a period of ten years from the date of adoption until it was discontinued and replaced by the new GP Ind share option scheme 1999 (the "GP Ind 1999 Option Scheme") on November 19, 1999 pursuant to a resolution passed at an extraordinary general meeting on the same date. The purpose of the Old GP Ind ESOS is to enable GP Ind to grant options to eligible employees and directors as incentives and rewards for their contributions to GP Ind. Options granted under the Old GP Ind ESOS and the GP Ind 1999 Option Scheme are exercisable after the first anniversary of the date of grant and, the first anniversary or the second anniversary of the date of grant, respectively.

According to the GP Ind 1999 Option Scheme, the directors of GP Ind are authorised, at any time within ten years after the adoption of GP Ind 1999 Option Scheme, to grant options to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shares at a price not more than 20% discount of the average of the closing prices of GP Ind's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GP Ind 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GP Ind on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GP Ind 1999 Option Scheme.

Option granted under the GP Ind 1999 Option Scheme must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted.

34. 認股權（續）

(ii) GP工業之認股權計劃（續）

於截至二零零四年三月三十一日及二零零五年三月三十一日年度內及於二零零四年三月三十一日及二零零五年三月三十一日，尚未行使之舊GP工業認股權計劃之認股權如下：

34. SHARE OPTIONS (continued)

(ii) GP Ind's share option schemes (continued)

The share options outstanding under the Old GP Ind ESOS during the year ended March 31, 2004 and 2005 and as at March 31, 2004 and 2005 are as follows:

可行使之日期 Exercisable period	行使價 Exercise price 美元 US$	於二零零三年四月一日尚未行使 Outstanding at 4.1.2003	於截至二零零四年三月三十一日年度內行使 Exercised during the year ended 3.31.2004	於截至二零零四年三月三十一日年度內註銷 Cancelled during the year ended 3.31.2004	於二零零四年三月三十一日尚未行使 Outstanding at 3.31.2004	於截至二零零五年三月三十一日年度內行使 Exercised during the year ended 3. 31.2005	於截至二零零五年三月三十一日年度內期滿／註銷 Expired/ cancelled during the year ended 3. 31.2005	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005
公司之董事：								
Directors of the Company:								
7.23.1999 – 7.22.2003	0.30	160,000	(160,000)	–	–	–	–	–
8.2.2000 – 8.1.2004	0.41	520,000	(260,000)	–	260,000	(260,000)	–	–
		680,000	(420,000)	–	260,000	(260,000)	–	–
GP工業之董事：								
Directors of GP Ind:								
8.2.2000 – 8.1.2004	0.41	200,000	(200,000)	–	–	–	–	–
僱員：								
Employees:								
7.23.1999 – 7.22.2003	0.30	655,000	(575,000)	(80,000)	–	–	–	–
8.2.2000 – 8.1.2004	0.41	1,910,000	(1,045,000)	(25,000)	840,000	(715,000)	(125,000)	–
		2,565,000	(1,620,000)	(105,000)	840,000	(715,000)	(125,000)	–

於二零零四年四月五日至二零零四年七月三十日行使認股權期間，GP工業股份之市價範圍由每股0.905坡元至1.09坡元。於二零零三年四月九日至二零零四年三月二十四日行使認股權期間，GP工業股份之市價範圍由每股0.695坡元至1.06坡元。

The market prices of shares of GP Ind on the dates of which options were exercised for the period from April 5, 2004 to July 30, 2004 were ranged from S$0.905 to S$1.09 per share in GP Ind. The market prices of shares of GP Ind on the dates of which options were exercised for the period from April 9, 2003 to March 24, 2004 were ranged from S$0.695 to S$1.06 per share in GP Ind.

於截至二零零四年三月三十一日及二零零五年三月三十一日年度內及於二零零四年三月三十一日及於二零零五年三月三十一日，尚未行使之一九九九年GP工業認股權計劃之認股權如下：

The share options outstanding under the GP Ind 1999 Option Scheme during the year ended March 31, 2004 and 2005 and as at March 31, 2004 and 2005 are as follows:

可行使之日期 Exercisable period	行使價 Exercise price 坡元 S$	於二零零三年四月一日尚未行使 Outstanding at 4.1.2003	於截至二零零四年三月三十一日年度內授予 Granted during the year ended 3.31.2004	於截至二零零四年三月三十一日年度內行使 Exercised during the year ended 3.31.2004	於截至二零零四年三月三十一日年度內註銷 Cancelled during the year ended 3.31.2004	於二零零四年三月三十一日尚未行使 Outstanding at 3.31.2004	於截至二零零五年三月三十一日年度內授予 Granted during the year ended 3. 31.2005	於截至二零零五年三月三十一日年度內行使 Exercised during the year ended 3. 31.2005	於截至二零零五年三月三十一日年度內註銷 Cancelled during the year ended 3. 31.2005	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005
公司之董事：										
Directors of the Company:										
4.14.2002 – 4.13.2010	0.456	520,000	–	–	–	520,000	–	–	–	520,000
4.4.2003 – 4.3.2011	0.620	1,520,000	–	(500,000)	–	1,020,000	–	–	–	1,020,000
8.14.2003 – 8.13.2012	0.550	974,000	–	(320,000)	–	654,000	–	–	–	654,000
9.15.2004 – 9.14.2013	0.880	–	1,004,000	–	–	1,004,000	–	–	–	1,004,000
7.5.2005 – 7.4.2014	1.030	–	–	–	–	–	1,290,000	–	–	1,290,000
		3,014,000	1,004,000	(820,000)	–	3,198,000	1,290,000	–	–	4,488,000
GP工業之董事：										
Directors of GP Ind:										
4.14.2002 – 4.13.2010	0.456	180,000	–	(180,000)	–	–	–	–	–	–
4.4.2003 – 4.3.2011	0.620	400,000	–	–	–	400,000	–	(400,000)	–	–
8.14.2003 – 8.13.2012	0.550	255,000	–	(255,000)	–	–	–	–	–	–
9.15.2004 – 9.14.2013	0.880	–	300,000	–	–	300,000	–	–	–	300,000
7.5.2005 – 7.4.2014	1.030	–	–	–	–	–	350,000	–	–	350,000
		835,000	300,000	(435,000)	–	700,000	350,000	(400,000)	–	650,000
GP工業之非執行董事：										
Non-executive directors of GP Ind:										
4.14.2002 – 4.13.2005	0.456	170,000	–	(50,000)	–	120,000	–	(120,000)	–	–
4.4.2003 – 4.3.2006	0.620	340,000	–	(100,000)	–	240,000	–	(100,000)	–	140,000
8.14.2003 – 8.13.2007	0.550	218,000	–	(64,000)	–	154,000	–	–	–	154,000
9.15.2004 – 9.14.2013	0.880	–	240,000	–	–	240,000	–	–	–	240,000
7.5.2005 – 7.4.2014	1.030	–	–	–	–	–	270,000	–	–	270,000
		728,000	240,000	(214,000)	–	754,000	270,000	(220,000)	–	804,000
僱員：										
Employees:										
4.14.2002 – 4.13.2010	0.456	1,572,000	–	(879,000)	(20,000)	673,000	–	(164,000)	–	509,000
4.4.2003 – 4.3.2011	0.620	4,058,000	–	(1,968,000)	(70,000)	2,020,000	–	(506,000)	–	1,514,000
8.14.2003 – 8.13.2012	0.550	2,813,000	–	(1,398,000)	(135,000)	1,280,000	–	(627,000)	–	653,000
9.15.2004 – 9.14.2013	0.880	–	3,025,000	–	(156,000)	2,869,000	–	(147,000)	(121,000)	2,601,000
7.5.2005 – 7.4.2014	1.030	–	–	–	–	–	3,364,000	–	(165,000)	3,199,000
		8,443,000	3,025,000	(4,245,000)	(381,000)	6,842,000	3,364,000	(1,444,000)	(286,000)	8,476,000

於二零零四年四月十二日至二零零五年三月二十九日行使認股權期間，GP工業股份之市價範圍由每股0.905坡元至1.09坡元。於二零零三年四月一日至二零零四年三月三十一日行使認股權期間，GP工業股份之市價範圍由每股0.70坡元至1.06坡元。

The market prices of the shares of GP Ind on the dates, of which options were exercised for the period from April 12, 2004 to March 29, 2005 were ranged from S$0.905 to S$1.09 per share. The market prices of the shares of GP Ind on the dates, of which options were exercised for the period from April 1, 2003 to March 31, 2004 were ranged from S$0.70 to S$1.06 per share.

34. 認股權（續）

(iii) CIHL認股權計劃

CIHL有一項一九九九年六月採納之高級職員認股權計劃(「一九九九年CIHL認股權計劃」)。按一九九九年CIHL認股權計劃，CIHL董事可授予CIHL及其任何附屬公司之合適僱員(包括執行董事及非執行董事)認購CIHL股份之特權。此計劃所授予之股票總數不可超過其授予日之前CIHL已發行股本之15%。

授予的認股權必須於授予認股權之指定時期內，以1坡元作代價支付。授予之認股權可於言等特權授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。

按一九九九年CIHL認股權計劃已授予公司董事及集團僱員於年內尚未行使之認股權數目變動如下：

34. SHARE OPTIONS (continued)

(iii) CIHL's share option schemes

CIHL has an executive's share option scheme adopted in June 1999 (The "CIHL 1999 Option Scheme"). The CIHL 1999 Option Scheme enables the directors of CIHL to offer to eligible employees, including executive directors and non-executive directors, of CIHL or any of its subsidiaries options to subscribe for CIHL's shares. The maximum number of shares in respect of which options may be granted under the CIHL 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of CIHL on the day preceding the offer date.

Option granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

The movements in the number of options, which have been granted to the directors of the Company under the CIHL 1999 Option Scheme, during the year were as follows:

可行使之日期 Exercisable period	行使價 Exercise price 坡元 S$	於二零零四年四月一日尚未行使 Outstanding at 4.1.2004	年度內行使 Exercised during the year	年度內註銷 Expired during the year	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005
公司之董事					
Directors of the Company					
5.25.2002-5.24.2010	2.025	470,000	–	–	470,000
CIHL之董事					
Directors of CIHL					
5.25.2002-5.24.2010	1.9125	15,000	(15,000)	–	–
5.25.2002-5.24.2010	2.025	110,000	(60,000)	–	50,000
		125,000	(75,000)	–	50,000
CIHL之非執行董事					
Non-executive directors of CIHL					
5.25.2002-5.24.2005	2.25	150,000	–	–	150,000
本集團員工					
Employees of the Group					
5.25.2002-5.24.2010	1.9125	434,000	(280,000)	(20,000)	134,000
5.25.2002-5.24.2010	2.025	32,000	–	–	32,000
		466,000	(280,000)	(20,000)	166,000

於二零零四年四月二日至二零零五年三月一日行使認股權期間，CIHL股份之市價範圍由每股2.43坡元至3.06坡元。

認股權之財務影響將不被納入本公司或本集團的資產負債表，直至認股權被行使，其相關的費用或成本將不會計入損益表或資產負債表。當認股權被行使後，本公司或其附屬公司將把股份票面值計入公司或其附屬公司新增之股東資金，而高於票面值之行使溢價會被列入股本溢價賬目。

The market prices of shares of CIHL on the dates of which options were exercised for the period from April 2, 2004 to March 1, 2005 were ranged from S$2.43 to S$3.06.

The financial impact of the share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs. Upon the exercise of the share options, the resulting shares issued are recorded by the Company or its subsidiary as additional share capital of the Company or its subsidiary at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account.

35. 儲備

35. RESERVES

		股本溢價 Share premium 千港元 HK$'000	法定盈餘 Legal surplus 千港元 HK$'000	物業重估儲備 Properties revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	商譽儲備 Goodwill reserve 千港元 HK$'000	股本儲備 Capital reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	累積溢利 Accumulated profits 千港元 HK$'000	合計 Total 千港元 HK$'000
集團	**THE GROUP**										
於二零零三年四月一日	At April 1, 2003	449,243	10,167	100,603	(211,355)	(640,790)	36,879	35,358	18,617	934,244	732,966
發行新股溢價(扣除開支)	Premium on issue of shares, net of expenses	7,728	-	-	-	-	-	-	-	-	7,728
轉入儲備	Transfer of reserves	-	1,136	-	-	-	-	-	-	(1,136)	-
所佔聯營公司儲備	Share of reserves of associates	-	-	-	84,451	-	14,754	-	-	-	99,205
貨幣調整	Currency realignment	-	-	-	(6,349)	-	-	-	-	-	(6,349)
出售聯營公司所變現	Realised upon disposal of associates	-	-	-	(17,471)	101,139	(51,051)	-	-	-	32,617
出售聯營公司業務所變現之儲備	Realisation of reserves upon disposal of operations of associates	-	-	-	6,838	1,018	-	-	-	-	7,856
全年純利	Net profit for the year	-	-	-	-	-	-	-	-	173,813	173,813
已派發股息	Dividend paid										
－二零零三年末期股息	– 2003 final dividend	-	-	-	-	-	-	-	(18,617)	(283)	(18,900)
－二零零四年中期股息	– 2004 interim dividend	-	-	-	-	-	-	-	-	(21,644)	(21,644)
建議股息	Dividend proposed										
－二零零四年末期股息	– 2004 final dividend	-	-	-	-	-	-	-	27,149	(27,149)	-
－二零零四年特別股息	– 2004 special dividend	-	-	-	-	-	-	-	27,149	(27,149)	-
於二零零四年三月三十一日及二零零四年四月一日	At March 31, 2004 and April 1, 2004	456,971	11,303	100,603	(143,886)	(538,633)	582	35,358	54,298	1,030,696	1,007,292
發行新股溢價(扣除開支)	Premium on issue of shares, net of expenses	3,365	-	-	-	-	-	-	-	-	3,365
轉入儲備	Transfer of reserves	-	988	-	-	-	-	-	-	(988)	-
所佔聯營公司及共同控制公司儲備	Share of reserves of associates and jointly controlled entities	-	-	-	(1,541)	-	838	-	-	-	(703)
貨幣調整	Currency realignment	-	-	-	(7,752)	-	-	-	-	-	(7,752)
出售一間聯營公司所變現	Realised upon disposal of an associate	-	-	-	5,440	-	(293)	-	-	-	5,147
全年純利	Net profit for the year	-	-	-	-	-	-	-	-	70,295	70,295
已派發股息	Dividend paid										
一二零零四年末期股息	– 2004 final dividend	-	-	-	-	-	-	-	(27,149)	(72)	(27,221)
一二零零四年特別股息	– 2004 special dividend	-	-	-	-	-	-	-	(27,149)	(72)	(27,221)
一二零零五年中期股息	– 2005 interim dividend	-	-	-	-	-	-	-	-	(21,809)	(21,809)
建議股息	Dividend proposed										
一二零零五年末期股息	– 2005 final dividend	-	-	-	-	-	-	-	16,479	(16,479)	-
於二零零五年三月三十一日	**At March 31, 2005**	460,336	12,291	100,603	(147,739)	(538,633)	1,127	35,358	16,479	1,061,571	1,001,393

35. 儲備（續）

法定盈餘包括集團所佔於中國之附屬公司及聯營公司之法定盈餘儲備。於是年度，就中國之地區法定要求，總數988,000港元（二零零四年：1,136,000港元）之儲備被分配及轉至法定盈餘。

集團之累積溢利中包括集團聯營公司之保留溢利605,672,000港元（二零零四年：955,302,000港元）及集團共同控制公司之虧損46,097,000港元（二零零四年：零港元）。

35. RESERVES (continued)

Legal surplus comprises the Group's share of statutory surplus reserves of the subsidiaries and associates in the PRC. During the year, a total amount of HK$988,000 (2004: HK$1,136,000) was appropriated and transferred to legal surplus as a result of the statutory requirements from local authorities in the PRC.

The accumulated profits of the Group include profits of HK$605,672,000 (2004: HK$955,302,000) retained by associates of the Group and a loss of HK$46,097,000 (2004: nil) from jointly controlled entities of the Group.

		股本溢價 Share premium 千港元 HK$'000	物業重估儲備 Properties revaluation reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	累積溢利 Accumulated profits 千港元 HK$'000	合計 Total 千港元 HK$'000
公司	**THE COMPANY**						
於二零零三年四月一日	At April 1, 2003	449,243	11,242	35,358	18,617	248,000	762,460
發行新股溢價（扣除開支）	Premium on issue of shares, net of expenses	7,728	–	–	–	–	7,728
全年溢利	Net profit for the year	–	–	–	–	33,895	33,895
已派發股息	Dividend paid						
－二零零三年末期股息	– 2003 final dividend	–	–	–	(18,617)	(283)	(18,900)
－二零零四年中期股息	– 2004 interim dividend	–	–	–	–	(21,644)	(21,644)
建議股息	Dividend proposed						
－二零零四年末期股息	– 2004 final dividend	–	–	–	27,149	(27,149)	–
－二零零四年特別股息	– 2004 special dividend	–	–	–	27,149	(27,149)	–
二零零四年三月三十一日及二零零四年四月一日	At March 31, 2004 and April 1,2004	456,971	11,242	35,358	54,298	205,670	763,539
發行新股溢價（扣除開支）	Premium on issue of shares, net of expenses	3,365	–	–	–	–	3,365
全年溢利	Net profit for the year	–	–	–	–	82,667	82,667
已派發股息	Dividend paid						
－二零零四年末期股息	– 2004 final dividend	–	–	–	(27,149)	(72)	(27,221)
－二零零四年特別股息	– 2004 special dividend	–	–	–	(27,149)	(72)	(27,221)
－二零零五年中期股息	– 2005 interim dividend	–	–	–	–	(21,809)	(21,809)
建議股息	Dividend proposed						
－二零零五年末期股息	– 2005 final dividend	–	–	–	16,479	(16,479)	–
於二零零五年三月三十一日	**At March 31, 2005**	**460,336**	**11,242**	**35,358**	**16,479**	**249,905**	**773,320**

本公司於二零零五年三月三十一日可分配予股東之儲備為累積溢利及股息儲備之總數為266,384,000港元（二零零四年：259,968,000港元）。

The Company's reserves available for distribution to shareholders as at March 31, 2005 are represented by the accumulated profits and the dividend reserve totalling HK$266,384,000 (2004: HK$259,968,000).

36. 退休福利計劃

本公司及集團部份附屬公司為香港所有合資格員工設有金山集團公積金計劃，此計劃為一項界定供款之公積金福利計劃。僱主根據此計劃信託契約之介定，按僱員之薪酬，服務年資作出供款，每月供款比率介乎5%至10%。同時，集團亦根據香港強制性公積金法例設立了一項強制性公積金計劃「強積金計劃」。按強制性公積金計劃管理局之條款規定，所有新僱員均有權選擇參予金山集團公積金計劃或強積金計劃。

此外，本公司部份海外附屬公司參與由當地有關當局成立之中央公積金計劃。

有關金山集團公積金計劃，僱主引用因僱員終止合約而未能領取之僱主供款以減低其將來之供款水平。於是年度，僱主所用此等款項數目約為924,000港元（二零零四年：244,000港元）。於二零零五年三月三十一日，並無此等可供減低僱主將來供款水平之被取消權利供款（二零零四年：零港元）。

根據上述退休福利計劃，本集團截至二零零五年三月三十一日止年度支付約為7,659,000港元（二零零四年：12,248,000港元）之退休福利供款。

36. RETIREMENT BENEFIT SCHEMES

The Company and certain of its subsidiaries operated the Gold Peak Group Provident Fund Scheme, a defined contribution retirement benefit scheme, for all qualified employees in Hong Kong. The scheme is funded by contributions from employers according to the employees' remuneration and length of service as defined under the trust deed. The monthly contribution rates of this scheme are ranged from 5% to 10%. At the same time, the Group also participated in a mandatory provident fund ("MPF") scheme registered under the Hong Kong Mandatory Provident Fund Ordinance. All new employees have the option to join the Gold Peak Provident Fund Scheme or the MPF scheme with terms as stipulated by the MPF Authority.

In addition, certain subsidiaries of the Company outside Hong Kong participate in central provident fund schemes established by the relevant authorities in their respective countries.

For the Gold Peak Group Provident Fund Scheme, the unvested benefits of employees terminating employment are utilised by the employers to reduce their future level of contributions. The amounts of unvested benefits so utilised by the employers during the year were approximately HK$924,000 (2004: HK$244,000). As at March 31, 2005, no forfeited contributions were available to reduce the level of employers' future contributions (2004: nil) .

The Group contributed an aggregate amount of approximately HK$7,659,000 (2004: HK$12,248,000) to the above retirement benefit schemes during the year ended March 31, 2005.

37. 出售附屬公司

37. DISPOSAL OF SUBSIDIARIES

		2005 千港元 HK$'000	2004 千港元 HK$'000
出售資產淨值：	Net assets disposed of:		
物業、廠房及設備	Property, plant and equipment	**678**	–
應收賬項、應收票據及預付款項	Debtors, bills receivable and prepayment	**272**	–
銀行結存及現金	Bank balances and cash	**30**	–
應付賬項及費用	Creditors and accrued charges	**(314)**	–
		666	–
出售之虧損	Loss on disposal	**(666)**	–
		–	–
因出售而產生之現金及等值現金流出淨額分析：	Analysis of net outflow of cash and cash equivalents arising on the disposal:		
銀行結存及現金出售	Bank balances and cash disposed of	**(30)**	–
		(30)	–

被出售之附屬公司對集團之經營業績及現金流量沒有產生重大影響。

The subsidiaries disposed of did not have any significant impact on the Group's operating results and cash flows.

38. 購入附屬公司

於二零零四年四月二十三日，本公司之附屬公司，GP工業，於公開市場購入CIHL之股票，使GP工業在CIHL之股權增加至約54%。因此，CIHL成為GP工業之附屬公司。

38. ACQUISITION OF SUBSIDIARIES

On April 23, 2004, GP Ind, a subsidiary of the Company, acquired CIHL's shares in the open market and the shareholding of GP Ind in CIHL was increased to approximately 54%. Accordingly, CIHL became a subsidiary of GP Ind thereafter.

		2005 千港元 HK$'000	2004 千港元 HK$'000
淨資產購入：	Net asset acquired:		
物業、廠房及設備	Property, plant and equipment	**82,897**	–
所佔聯營公司權益	Interests in associates	**65,690**	–
所佔共同控制公司權益	Interests in jointly controlled entities	**400,003**	–
於非上市股本之投資	Unlisted equity investment	**523,032**	–
證券投資	Investment in securities	**48,166**	–
給貿易夥伴之借款	Advance to trade associates	**16,998**	–
長期應收帳款	Long term receivables	**327,320**	–
遞延支出	Deferred expenditure	**38,171**	–
遞延稅項資產	Deferred taxation assets	**17,111**	–
存貨	Inventories	**165,039**	–
應收帳項、應收票據及預付款項	Debtors, bills receivable and prepayments	**778,056**	–
銀行結存、存款及現金	Bank balances and cash	**722,860**	–
應付賬項及費用	Creditors and accrued charges	**(547,214)**	–
稅項	Taxation payable	**(5,433)**	–
銀行借款	Bank borrowings	**(817,842)**	–
遞延稅項負債	Deferred taxation liabilities	**(12,033)**	–
少數股東權益	Minority interests	**192**	–
		1,803,013	–
購入附屬公司所產生之溢價	Goodwill arising from acquisition	**39,392**	–
購入附屬公司所產生之少數股東權益	Minority interests arising on acquisition of subsidiaries	**(811,724)**	–
		1,030,681	–
付款方式：	Satisfied by:		
現金	Cash paid	**84,864**	–
所佔聯營公司資產淨值	Share of net assets of associates	**945,817**	–
		1,030,681	–
購入附屬公司所產生之現金及等值現金流入淨額：	Analysis of net inflow of cash and cash equivalents arising on acquisition of subsidiaries:		
現金及等值現金購入	Cash and cash equivalents acquired		
銀行結存及現金	Bank balances and cash	**722,860**	–
銀行透支	Bank overdrafts	**(2,538)**	–
		720,322	–
現金支付	Cash paid	**(84,864)**	–
		635,458	–

於是年度購入之附屬公司，使集團的經營業務產生了87,059,000元之淨現金流入，於投資業務有37,932,000之淨現金流出，並在融資活動中，有565,336,000元之淨現金流出。

The subsidiaries acquired during the year contributed HK$87,059,000 to the Group's net operating cash inflow, HK$37,932,000 of net cash outflow in investing activities and HK$565,336,000 of net cash outflow in financing activities.

39. 重要非現金交易

於是年度，集團進行以下重要非現金交易：

(a) 集團有關資產之財務租賃安排之資產值在租賃開始為10,017,000港元（二零零四年：2,363,000港元）。

(b) 可換股票據持有人行使交換權，將所有未償還之面值約89,969,000港元可換股票據交換本公司所持有之23,910,177股GP工業股份。該等股份代表本公司所持GP工業權益之5.2%。

39. MAJOR NON-CASH TRANSACTIONS

During the year, the Group has the following major non-cash transactions:

(a) The Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$10,017,000 (2004: HK$2,363,000).

(b) The holder of the convertible note exercised the rights to exchange all the outstanding amount of the convertible note with carrying value of HK$89,969,000 into 23,910,177 shares of GP Ind held by the Company. These shares represent a 5.2% interest in GP Ind held by the Company.

40. 年末現金及等值現金結存

40. CASH AND CASH EQUIVALENTS AT END OF THE YEAR

		2005 千港元 HK$'000	2004 千港元 HK$'000
銀行結存、存款及現金	Bank balances, deposits and cash	**348,827**	259,319
銀行透支	Bank overdrafts	**(8,194)**	(6,701)
		340,633	252,618

41. 或然負債

41. CONTINGENT LIABILITIES

		集團 THE GROUP		公司 THE COMPANY	
		2005 千港元 HK$'000	2004 千港元 HK$'000	2005 千港元 HK$'000	2004 千港元 HK$'000
銀行貸款擔保被使用：	Guarantees given to banks in respect of banking facilities utilised by:				
全資附屬公司	Wholly owned subsidiaries	–	–	**9,490**	15,079
非全資附屬公司	Non-wholly owned subsidiaries	–	–	**70,470**	–
聯營公司	Associates	**33,047**	85,659	**2,871**	82,351
		33,047	85,659	**82,831**	97,430

42. 承擔

(a) 資本承擔

42. COMMITMENTS

(a) Capital commitment

		集團 THE GROUP	
		2005 千港元 HK$'000	2004 千港元 HK$'000
已簽約但未在財務報表撥備關於購買物業、廠房及設備之資本承擔	Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	**9,014**	16,281

於二零零五年三月三十一日，集團承諾投資3,120,000港元（二零零四年：3,900,000港元）於非上市證券。

At March 31, 2005, the Group was also committed to invest in unlisted investment securities amounting to HK$3,120,000 (2004: HK$3,900,000).

42. 承擔（續）

(b) 其他承擔

按二零零三年十二月二十二日訂立之經修訂合營協議，CIHL擁有奇勝認沽權出售其於奇勝亞洲之全部50%權益予Schneider，而Schneider則擁有Schneider認購權認購CIHL於奇勝亞洲之全部50%權益。在須達至若干條件之限制下，CIHL可於二零零四年十二月二十一日後任何時間行使認沽權，而Schneider可於二零零七年四月一日後90天內及二零零八年四月一日後任何時間行使Schneider認購權。此外，在發行合營協議內列出之若干事件之任何時間，包括Schneider或（可能）CIHL嚴重違反合營協議之若干條款，或Schneider或（可能）CIHL之控制權出現變動，均可導致奇勝認沽權或Schneider認購權被有關人仕行使。

42. COMMITMENTS (continued)

(b) Other commitment

Under the terms of the revised JVA dated December 22, 2003, CIHL has the Clipsal Put Option to sell its entire 50% interest in CAHL to Schneider and Schneider has the Schneider Call Option to acquire the CIHL's entire 50% interest in CAHL. CIHL will be entitled to exercise the Clipsal Put Option at any time after December 21, 2004 subject to the satisfaction of certain conditions and Schneider may exercise the Schneider Call Option during a 90 day period after April 1, 2007 and then at any time after April 1, 2008. In addition, at any time on the occurrence of certain events specified in the JVA, including a material breach by Schneider or (as the case may be) CIHL of certain terms of the JVA, or if there is a change in control in Schneider or (as the case may be) CIHL, may trigger either the Clipsal Put Option or the Schneider Call Option being exercised by the respective party.

43. 營業租賃承擔

租用者

於資產負債表結算日，集團就不可撤銷營業租賃有未完承諾，需支付之租金如下：

43. OPERATING LEASE COMMITMENTS

As lessee

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases which fall due as follows:

		2005			2004		
		土地及房產 Land and buildings 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	其他 Others 千港元 HK$'000	土地及房產 Land and buildings 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	其他 Others 千港元 HK$'000
一年內	Within one year	**22,616**	**1,041**	**1,984**	13,313	–	1,034
二至五年內（首尾兩年包括在內）	In the second to fifth years inclusive	**52,529**	**582**	**3,602**	23,765	–	1,308
超過五年	Over five years	**36,859**	**–**	**1,658**	31,978	–	–
		112,004	**1,623**	**7,244**	69,056	–	2,342

於資產負債表結算日，集團就不可撤銷營業租賃有未完承諾，需支付之租金如下：

At the balance sheet date, the Company had outstanding commitments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

		2005 千港元 HK$'000	2004 千港元 HK$'000
一年內	Within one year	**99**	396
二至五年內（首尾兩年包括在內）	In the second to fifth years inclusive	**–**	99
		99	495

營業租賃租金代表集團及公司付於租用辦公室及工廠之租金。租賃年期一般商議為一年至三十年。

Operating lease payments represent rentals payable by the Group and the Company for its office properties and factories. Leases are negotiated for term from one to thirty years.

出租者

於資產負債表結算日，集團及公司與租戶已訂立合約，於未來將有以下最低租賃款項：

As lessor

At the balance sheet date, the Group and the Company had contracted with tenants for the following future minimum lease payments:

		集團 THE GROUP		公司 THE COMPANY	
		2005 千港元 HK$'000	2004 千港元 HK$'000	**2005 千港元 HK$'000**	2004 千港元 HK$'000
一年內	Within one year	**–**	396	**–**	396
二至五年內(首尾兩年包括在內)	In the second to fifth years inclusive	**–**	99	**–**	99
		–	495	**–**	495

44. 關連人仕交易

於是年度，本集團與聯營公司及共同控制公司進行以下重大交易：

44. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following significant transactions with its associates and jointly controlled entities:

		2005 千港元 HK$'000	2004 千港元 HK$'000
購買自聯營公司及共同控制公司	Purchases from associates and jointly controlled entities	**121,086**	136,260
銷售予聯營公司及共同控制公司	Sales to associates and jointly controlled entities	**85,630**	146,403
自聯營公司之管理費收入	Management fee income received from associates	**11,805**	14,985
自聯營公司之利息收入	Interest income received from associates	**173**	1,896
自聯營公司之租金收入	Rental income from associates	**5,117**	6,948

此等銷售及購買乃參照估計公開市場價值，經本集團與有關關連人仕商討後進行。

These sales and purchases were carried out after negotiation between the Group and respective associates with reference to the estimated open market value.

管理費收入乃參照估計有關服務之市場價值後決定。

Management fee income received was determined with reference to the estimated market value for the services provided.

利息收入乃以市場價值為基準按時間比例計入。

Interest income received was based on a time basis at the estimated market value.

租金收入乃參照估計市場價值後按有關租賃年期商議及決定。

Rental income is based on the relevant lease term which has been determined and negotiated with reference to the estimated market value.

於資產負債表結算日，本集團與聯營公司及共同控制公司有以下往來賬列於應收賬項、應收票據及預付款項，及應付賬項及費用內：

As at the balance sheet date, the Group has the following balances with its associates and jointly controlled entities under debtors, bills receivable and prepayments and creditors and accrued charges:

		2005 千港元 HK$'000	2004 千港元 HK$'000
應收聯營公司及共同控制公司貨款	Trade receivables from associates and jointly controlled entities	**60,791**	70,034
應付聯營公司及共同控制公司貨款	Trade payables due to associates and jointly controlled entities	**26,977**	14,948
其他應付一間聯營公司之款項	Other payable to an associate	**–**	18,243

上述所列應收貨款及應付款均無抵押、免息及按與其他人仕相若之條件償還。

All of the above trade receivables and payables are unsecured, interest free and repayable under the terms comparable to outsiders.

45. 主要附屬公司 45. PRINCIPAL SUBSIDIARIES

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行股本面值 Nominal value of issued capital	主要業務 Principal activities
電子部 ***Electronics Division***			
Famingo Pte Ltd.**	新加坡 Republic of Singapore	S$2	控股投資 Investment holding
GP Acoustics Limited**	英屬維爾京群島 British Virgin Islands	US$11,000,000	控股投資 Investment holding
GP Acoustics (UK) Limited**	英國 United Kingdom	£16,000,000	控股投資及銷售揚聲器 Investment holding and trading of loudspeakers
GP Acoustics (HK) Limited**	香港 Hong Kong	HK$20,000,000	推廣及銷售音響產品 Marketing and trading of audio equipment
惠州金山電裝有限公司** (90%)@ GP Auto Cable (Huizhou) Ltd.** (90%)@	中國 PRC	US$6,150,000	產製汽車配線 Manufacturing of automotive wire harness
金山汽配工業有限公司** GP Auto Parts Limited**	香港 Hong Kong	HK$8,010,000	控股投資、推廣及銷售汽車配線 Investment holding, marketing and trading of automotive wire harness
金柏電子(中國)有限公司** GP Electronics (China) Limited**	香港 Hong Kong	HK$2	控股投資 Investment holding
惠州市金山電子有限公司** (89.29%)@ GP Electronics (Huizhou) Co Ltd.** (89.29%)@	中國 PRC	HK$70,000,000	產製揚聲器及揚聲器部件 Manufacturing of loudspeakers and speaker components
GP工業有限公司 (87.14%) GP Industries Limited (87.14%)	新加坡 Republic of Singapore	S$91,744,289	控股投資 Investment holding
惠州金山精密部件有限公司** (70%)@ GP Precision Parts (Huizhou) Ltd.** (70%)@	中國 PRC	HK$6,237,561	產製塑膠及金屬部件 Manufacturing of plastic parts and metal parts
金柏電子國際有限公司** GPE International Limited**	香港 Hong Kong	HK$1,000,000	控股投資 Investment holding
金山電子有限公司** GP Electronics (HK) Limited**	香港 Hong Kong	HK$34,000,000	推廣及銷售音響產品 Marketing and trading of audio products
惠州金山線束科技有限公司**(80%)@ Huizhou GP Wiring Technology Ltd.**(80%)@	中國 PRC	US$1,500,000	產製汽車配線 Manufacturing of automotive wire harness

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行股本面值 Nominal value of issued capital	主要業務 Principal activities
電器部 ***Electrical Division***			
Ample Technique Sdn Bhd***	馬來西亞 Malaysia	HK$3,341,856	物業投資 Property investment
Ashton Investments Pte Limited***	新加坡 Republic of Singapore	S$2	控股投資 Investment holding
寶頓電器(惠州)工業有限公司*** Bowden China Limited***	中國 PRC	US$2,300,000	產製及銷售電器電線配件、電子控制器及有關產品 Manufacturing and trading of electrical wiring accessories, electronic control devices and related products
寶頓實業有限公司*** Bowden Industries Limited***	香港 Hong Kong	HK$206,000	控股投資、產製及銷售電器電線配件、電子控制器及有關產品 Investment holding, manufacturing and trading of electrical wiring accessories, electronics control devices and related products
CIH Limited**(67.64%)	新加坡 Republic of Singapore	S$38,279,585	控股投資 Investment holding
金超霸照明科技(惠州)有限公司*** (90%)@ GP Lighting Technology (Huizhou) Limited*** (90%) @	中國 PRC	HK$50,000,000	產製及銷售照明產品及配件 Manufacturing and trading of lighting products and accessories
金超霸照明科技(香港)有限公司*** GP Lighting Technology (HK) Limited***	香港 Hong Kong	HK$10,000	銷售照明產品及有關電器產品 Trading of lighting products and related electrical products
Tarway Two Pty. Ltd.***	澳洲 Australia	A$96,840,002	控股投資 Investment holding
科技及策略部 ***Technology and Strategic Division***			
Ditton International Limited*	香港 Hong Kong	HK$5,000,000	控股投資 Investment holding
GP eBiz Limited	開曼群島 Cayman Islands	US$2	在香港控股投資 Investment holding in Hong Kong
金柏電子(集團)有限公司 GP Electronics (Holdings) Limited	開曼群島 Cayman Islands	HK$1,000,000	在香港控股投資 Investment holding in Hong Kong
金山科技有限公司 GP Technologies Limited	香港 Hong Kong	HK$4	控股投資 Investment holding

45. 主要附屬公司（續） 45. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行股本面值 Nominal value of issued capital	主要業務 Principal activities
***科技及策略部（續） Technology and Strategic Division** (continued)*			
啟天有限公司* Grand Prix Limited*	香港 Hong Kong	HK$2	控股投資 Investment holding
國際之獅有限公司 International Resolute Company Limited	香港 Hong Kong	HK$10,000	物業投資 Property holding
KH Technology Corporation	開曼群島 Cayman Islands	US$10,000	持有商標 Holding of trademarks
兆光科技有限公司(64.06%)# Lighthouse Technologies Limited (64.06%)#	香港 Hong Kong	HK$3,826,810	發展及銷售LED顯示屏 Development and sale of LED display screen
Makinen Properties Limited	英屬維爾京群島 British Virgin Islands	US$1	在英國控股及物業投資 Investment holding and property holding in the United Kingdom
名人投資有限公司 Peak Power Investment Limited	香港 Hong Kong	HK$2	物業投資 Property holding
Triwish Limited*	British Virgin Islands	US$1	Property holding in Hong Kong
惠山投資有限公司 Whitehill Investment Limited	香港 Hong Kong	HK$1,000,000	控股投資 Investment holding

* 公司之全資附屬公司直接或間接持有

** 由GP工業直接或間接持有

*** 由CIHL直接或間接持有

@ 此等公司為中外合營公司

\# 此為本公司間接持有之有效權益

除於中國成立之公司外，本集團所持有以上公司所發出之股份均屬普通股份。

除以括號顯示外，以上所有公司均為本公司之全資附屬公司或所屬部門之控股公司。括號所示之百份率乃公司或所屬部門控股公司所佔之權益。除非於「主要業務」中列明，所有附屬公司的業務主要在各自的成立／註冊地方。

上表載列本集團之附屬公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他附屬公司之詳情可能導致篇幅冗長。

除已披露外，在是年度任何時間或完結時，附屬公司並無任何債務證券。

* Directly or indirectly held by wholly-owned subsidiaries of the Company

** Directly or indirectly held by GP Ind

*** Directly or indirectly held by CIHL

@ These companies are established as sino-foreign joint ventures.

\# Representing the effective interest held indirectly by the Company

Except for the companies established in the PRC, the classes of shares held by the Group in the above companies are ordinary shares issued by these companies.

Except where indicated in brackets, the above companies are wholly-owned subsidiaries of the Company or the holding company of that division. The percentage in the brackets indicated the attributable interest of the Company or the holding company of that division. All subsidiaries operate principally in their respective places of incorporation/registration unless specified otherwise under the heading "Principal activities".

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Save as disclosed, none of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

46. 主要聯營公司

46. PRINCIPAL ASSOCIATES

聯營公司名稱 Name of associate	成立／註冊地方 Place of incorporation/ registration	集團應佔發行股本之百份率 Proportion of nominal value of issued capital attributable to the Group	主要業務 Principal activities
電池部 ***Battery Division***			
金山電池國際有限公司 GP Batteries International Limited	新加坡 Republic of Singapore	42.77%	產製、發展及推廣電池及有關產品 Manufacture, development and marketing of batteries and related products
電子部 ***Electronics Division***			
古河金山電裝（香港）有限公司 Furukawa GP Auto Parts (HK) Limited	香港 Hong Kong	43.57%	控股投資 Investment holding
興旺科技有限公司 High Rank Communication Limited	香港 Hong Kong	17.43%	產製及銷售數據通訊產品 Manufacturing of and trading in data communication products
樂庭實業有限公司 LTK Industries Limited	香港 Hong Kong	39.00%	控股投資、產製電纜及電線 Investment holding and manufacturing of electronic cables and wires
力峰工業有限公司@ Maxson Industries (Huizhou) Limited@	中國 PRC	42.70%	產製塑膠部件及金屬工模 Manufacturing of plastic parts and metal moulds
Saisho Onkyo, Inc.	菲律賓 Republic of the Philippines	17.43%	產製及銷售揚聲器 Manufacturing and trading of loudspeakers
惠山工業有限公司 Shinwa Industries (H.K.) Limited	香港 Hong Kong	13.07%	控股投資、產製及銷售電子產品 Investment holding, manufacturing and trading of electronic products
上海金庭汽車配線有限公司@ Shanghai Jinting Automobile Harness Ltd @	中國 PRC	21.79%	產製汽車配線 Manufacturing of automotive wire harness
SPG（香港）有限公司 SPG Industry (H.K.) Limited	香港 Hong Kong	25.99%	控股投資及高精密度五金及塑膠部件貿易 Investment holding and trading of high precision metal and plastic parts
Wisefull Technology Limited	香港 Hong Kong	26.14%	控股投資及金屬製品貿易 Investment holding and trading of metallic products
徐州寶山精密五金塑膠部件有限公司 @ Xuzhou Baoshan Precision Hardware Plastic Parts Co. Ltd. @	中國 PRC	34.86%	產製汽車音響部件 Manufacturing of car audio parts
徐州格盧電子有限公司 @ Xuzhou Gloria Engineering Ltd. @	中國 PRC	21.79%	產製汽車音響部件 Manufacturing of car audio parts

46. 主要聯營公司（續） 46. PRINCIPAL ASSOCIATES (continued)

聯營公司名稱 Name of associate	成立／註冊地方 Place of incorporation/ registration	集團應佔發行股本之百份率 Proportion of nominal value of issued capital attributable to the Group	主要業務 Principal activities
科技及策略部 Technology and Strategic Division			
安橋（中國）有限公司 Onkyo China Limited	香港 Hong Kong	33.33%	推廣及分銷音響產品 Marketing and distribution of audio equipment
徐州金寶磁性材料有限公司 Xuzhou Jinbao Magnetic Material Co. Ltd. @	中國 PRC	40.00%	產製及銷售揚聲器及摩托磁頭之磁石 Manufacturing and sales of magnets for the applications in the drive units of speakers and motors

@ 此等公司為中外合營公司

@ These companies are established as sino-foreign joint ventures

除特別註明外，以上所有公司由本公司間接持有。所有聯營公司之業務主要在各自之成立／註冊地方。除於中國成立之公司外，以上所有公司均註冊為有限責任公司。

All associates indicated above are indirectly held by the Company. All associates operate principally in their respective places of incorporation/registration. Except for the companies established in the PRC, all of the above companies are incorporated as limited liability companies.

上表載列本集團之聯營公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他聯營公司之詳情可能導致篇幅冗長。

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

47. 主要共同控制公司

47. PRINCIPAL JOINTLY CONTROLLED ENTITY

共同控制公司 Name of jointly controlled entity	成立地方 Place of incorporation	集團應佔發行股本之百份率 Proportion of nominal value of issued capital attributable to the Group	主要業務 Principal activities
電器部 ***Electrical Division***			
奇勝亞洲 CAHL	香港 Hong Kong	29.47%	投資控股 Investment holding

除特別註明外，共同控制公司由本公司間接持有。共同控制公司之業務主要在其自之成立／註冊地方。共同控制公司註冊為有限責任公司。

奇勝亞洲之附屬公司及聯營公司之詳情並未於本公司財務報表中列載。

奇勝亞洲之附屬公司及聯營公司主要從事發展、製造及銷售電器電線配件、電子控制器及有關產品。

上表載列本集團之共同控制公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他共同控制公司之詳情可能導致篇幅冗長。

The jointly controlled entity is indirectly held by the Company. It operates principally in its place of incorporation and is incorporated as a limited liability company.

The particulars of the subsidiaries and associates of CAHL are not listed in the financial statements of the Company.

The CAHL's subsidiaries and associates are principally engaged in the development, manufacturing and marketing of electrical wiring accessories, electronic control devices and related products.

The above table lists the jointly controlled entity of the Group which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other jointly controlled entities would, in the opinion of the directors, result in particulars of excessive length.

FINANCIAL SUMMARY OF GP INDUSTRIES LIMITED
GP工業有限公司財務概要

綜合損益表
截至三月三十一日止年度

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended March 31

		2005 千坡元 S$'000	2005 千港元* HK$'000*	2004 千坡元 S$'000 (重新編列) (As restated)	2004 千港元* HK$'000* (重新編列) (As restated)
營業額	**Turnover**	**524,707**	**2,442,616**	374,545	1,684,104
除稅前溢利	Profit before taxation	**55,415**	**257,968**	99,522	447,491
稅項	Taxation	**(15,982)**	**(74,399)**	(17,397)	(78,224)
除稅後溢利	Profit after taxation	**39,433**	**183,569**	82,125	369,267
少數股東權益	Minority interests	**(1,195)**	**(5,563)**	(977)	(4,393)
全年溢利	Profit for the year	**38,238**	**178,006**	81,148	364,874

綜合資產負債表
於三月三十一日

CONSOLIDATED BALANCE SHEET
At March 31

		2005 千坡元 S$'000	2005 千港元* HK$'000*	2004 千坡元 S$'000 (重新編列) (As restated)	2004 千港元* HK$'000* (重新編列) (As restated)
商譽	Goodwill	**4,574**	**21,681**	138	641
負商譽	Negative goodwill	**(779)**	**(3,692)**	(2,256)	(10,483)
遞延支出	Deferred expenditure	**10,532**	**49,922**	–	–
遞延稅項資產	Deferred tax asset	**4,196**	**19,889**	–	–
其他投資	Other investments	**2,403**	**11,390**	894	4,154
投資物業	Investment properties	**63**	**299**	355	1,650
固定資產	Fixed assets	**89,721**	**425,277**	52,390	243,456
聯營公司權益	Interest in associates	**250,475**	**1,187,252**	439,721	2,043,384
非上市股本投資	Unlisted equity investment	**58,080**	**275,298**	–	–
長期應收賬	Non-current receivable	**140,274**	**664,899**	–	–
有價證券	Marketable securities	**29,151**	**138,176**	30,053	139,656
流動資產	Current assets	**448,364**	**2,125,245**	207,896	966,093
總資產	Total assets	**1,037,054**	**4,915,636**	729,191	3,388,551
非流動負債	Non-current liabilities	**150,738**	**714,498**	121,512	564,666
流動負債	Current liabilities	**358,727**	**1,700,366**	203,103	943,820
總負債	Total liabilities	**509,465**	**2,414,864**	324,615	1,508,486
淨資產	Net assets	**527,589**	**2,500,772**	404,576	1,880,065
股東資金	Shareholders' funds	**399,210**	**1,892,256**	399,183	1,855,004
少數股東權益	Minority interests	**128,379**	**608,516**	5,393	25,061
		527,589	**2,500,772**	404,576	1,880,065
市值	**Market capitalisation**	**399,088**	**1,891,675**	483,023	2,244,610

* 上列作比較用途之港元數額乃按有關年結日之兌換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

FINANCIAL SUMMARY OF CIH LIMITED
CIH LIMITED 財務概要

綜合損益表 CONSOLIDATED PROFIT AND LOSS ACCOUNT

		15 months ended March 31, 2005		Year ended December 31, 2004	
		千坡元 S$'000	千港元* HK$'000*	千坡元 S$'000 (重新編列) (As restated)	千港元* HK$'000* (重新編列) (As restated)
營業額	Turnover	156,995	730,843	189,274	858,377
除稅前溢利	Profit before taxation	3,463	16,121	120,314	545,624
稅項	Taxation	(2,077)	(9,669)	(12,945)	(58,705)
除稅後溢利	Profit after taxation	1,386	6,452	107,369	486,919
少數股東權益	Minority interests	(533)	(2,481)	(1,508)	(6,839)
全年溢利	Profit for the year	853	3,971	105,861	480,080

綜合資產負債表 CONSOLIDATED BALANCE SHEET

		At March 31, 2005		At December 31, 2004	
		千坡元 S$'000	千港元* HK$'000*	千坡元 S$'000 (重新編列) (As restated)	千港元* HK$'000* (重新編列) (As restated)
投資	Investment	58,080	275,299	112,516	522,862
投資物業	Investment Property	–	–	37	172
固定資產	Fixed assets	32,627	154,652	37,183	172,789
聯營公司權益	Interest in associates	9,726	46,101	17,581	81,699
其他投資	Other Investments	2,403	11,390	10,416	48,403
非流動應收賬	Non-current receivable	140,274	664,899	75,423	350,491
無形資產	Intangible assets	10,626	50,367	11,856	55,094
遞延稅項資產	Deferred tax assets	844	4,001	252	1,172
流動資產	Current assets	264,182	1,252,223	460,983	2,142,188
總資產	Total assets	518,762	2,458,932	726,247	3,374,870
非流動負債	Non-current liabilities	3,540	16,780	8,189	38,054
流動負債	Current liabilities	148,930	705,928	339,878	1,579,413
總負債	Total liabilities	152,470	722,708	348,067	1,617,467
淨資產	Net assets	366,292	1,736,224	378,180	1,757,403
股東資金	Shareholders' funds	360,797	1,710,178	374,577	1,740,659
少數股東權益	Minority interests	5,495	26,046	3,603	16,744
		366,292	1,736,224	378,180	1,757,403
市值	Market capitalisation	344,516	1,633,007	293,119	1,362,126

* 上列作比較用途之港元數額乃按有關年結日之兌換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

綜合損益表 CONSOLIDATED PROFIT AND LOSS ACCOUNT

截至三月三十一日止年度 Year ended March 31

		2005 千坡元 S$'000	2005 千港元* HK$'000*	2004 千坡元 S$'000	2004 千港元* HK$'000*
營業額	Turnover	**893,860**	**4,161,097**	827,158	3,719,233
除稅前溢利	Profit before taxation	**23,845**	**111,003**	58,332	262,284
稅項	Taxation	**(15,071)**	**(70,158)**	(9,239)	(41,542)
除稅後溢利	Profit after taxation	**8,774**	**40,845**	49,093	220,742
少數股東權益	Minority interests	**(6,996)**	**(32,568)**	(3,851)	(17,316)
全年溢利	Profit for the year	**1,778**	**8,277**	45,242	203,426

綜合資產負債表 CONSOLIDATED BALANCE SHEET

於三月三十一日 At March 31

		2005 千坡元 S$'000	2005 千港元* HK$'000*	2004 千坡元 S$'000	2004 千港元* HK$'000*
資本儲備	Goodwill arising on consolidation	**12,558**	**59,525**	14,084	65,448
投資物業	Investment properties	**20,478**	**97,066**	–	–
固定資產	Fixed assets	**285,607**	**1,353,777**	300,341	1,395,685
聯營公司權益	Interest in associates	**49,877**	**236,417**	30,453	141,515
其他投資	Other Investments	**7,719**	**36,588**	23,595	109,646
遞延支出	Deferred expenditure	**30,085**	**142,603**	36,699	170,540
流動資產	Current assets	**524,058**	**2,484,035**	468,711	2,178,100
總資產	Total assets	**930,382**	**4,410,011**	873,883	4,060,934
非流動負債	Non-current liabilities	**201,217**	**953,769**	201,849	937,992
流動負債	Current liabilities	**354,618**	**1,680,889**	295,277	1,372,152
總負債	Total liabilities	**555,835**	**2,634,658**	497,126	2,310,144
淨資產	Net assets	**374,547**	**1,775,353**	376,757	1,750,790
股東資金	Shareholders' funds	**327,624**	**1,552,938**	334,548	1,554,645
少數股東權益	Minority interests	**46,923**	**222,415**	42,209	196,145
		374,547	**1,775,353**	376,757	1,750,790
市值	Market capitalisation	**199,207**	**944,239**	412,229	1,915,630

* 上列作比較用途之港元數額乃按有關年結日之兌換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

Gold Peak Industries (Holdings) Limited
金山工業(集團)有限公司

Gold Peak Building, 8/F, 30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879
E-mail: gp@goldpeak.com
Website: www.goldpeak.com
香港新界葵涌葵榮路30號
金山工業中心8樓
電話:(852) 2427 1133
傳真:(852) 2489 1879
電子郵遞:gp@goldpeak.com
網址:www.goldpeak.com